CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

As confidentially submitted with the Securities and Exchange Commission on December 18, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Jo-Ann Stores Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	5940	46-1095540
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5555 Darrow Road

Hudson, Ohio 44236

(330) 656-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wade Miquelon

President & Chief Executive Officer

5555 Darrow Road

Hudson, Ohio 44236

(330) 656-2600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard Sobel Gregory P. Rodgers Jason Silvera Drew Capurro Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Ann Aber Vice President, General Counsel and Secretary 5555 Darrow Road Hudson, Ohio 44236 Telephone: (330) 656-2600 Fax: (330) 463-6773	William B. Brentani David W. Azarkh Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, California 94304 Telephone: (650) 251-5000 Fax: (650) 251-5002

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of common stock that may be sold if the underwriters fully exercise their option granted by the Registrant to purchase additional shares of common stock.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED DECEMBER 18, 2020.

                Shares

Jo-Ann Stores Holdings Inc.

Common Stock

This is an initial public offering of shares of common stock of Jo-Ann Stores Holdings Inc. We are offering                 shares of our common stock, and the selling shareholders identified in this prospectus are offering                  shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling shareholders.

Prior to this offering, there has been no public market for the common stock. The initial public offering price is expected to be between $                and $                per share. We intend to apply to list our common stock on the                  under the symbol “                .”

The underwriters have an option for a period of 30 days after the date of this prospectus, to purchase from time to time, in whole or in part, up to an aggregate of                  shares and                  shares of our common stock, respectively from us and the selling shareholders. We will not receive any proceeds from the exercise of the underwriters’ option to purchase additional shares from the selling shareholders.

After the consummation of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the                .

Investing in our common stock involves risk. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts(1)	Proceeds, before expenses, to us	Proceeds, before expenses, to the selling shareholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                 , 2021.

The date of this prospectus is                 , 2021.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

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CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

ABOUT THIS PROSPECTUS

You should rely only on the information included elsewhere in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, the Selling Shareholders nor the underwriters have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data. References herein to “market share” as it relates to estimates of market share, are to management’s determination of the market share of the Creative Products industry as a whole and the various categories therein in the United States, based upon internal research, which primarily consists of an annual survey of Creative Products consumers as of July 31, 2020.

BASIS OF PRESENTATION

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to the last day of January. Accordingly, references herein to “fiscal year 2016” relate to the 52 weeks ended January 30, 2016, references herein to “fiscal year 2017” relate to the 52 weeks ended January 28, 2017, references herein to “fiscal year 2018” relate to the 53 weeks ended February 3, 2018, references herein to “fiscal year 2019” relate to the 52 weeks ended February 2, 2019, references herein to “fiscal year 2020” relate to the 52 weeks ended February 1, 2020 and references herein to “fiscal year 2021” relate to the 52 weeks ended January 30, 2021. The third quarter of fiscal year 2021 ended on October 31, 2020, and the third quarter of fiscal year 2020 ended on November 2, 2019, and both three-quarter periods include thirty-nine weeks. References herein to “third quarter of fiscal year 2021” relate to the thirteen weeks ended October 31, 2020, “second quarter of fiscal year 2021” relate to the thirteen weeks ended August 1, 2020, “third quarter of fiscal year 2020” relate to the thirteen weeks ended November 2, 2019 and “second quarter of fiscal year 2020” relate to the thirteen weeks ended August 3, 2019. In this prospectus, unless otherwise noted, when we compare a metric between one period and a “prior period” we are comparing it to the analogous period from the prior fiscal year.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

As used in this prospectus, unless the context otherwise requires, references to:

•	“2012 Equity Plan” means the 2012 Stock Option Plan of Jo-Ann Stores Holdings Inc.;

•

“ABL Facility” means our senior secured asset based revolving credit facility originally dated October 21, 2016, which provided senior secured financing of up to $400.0 million, as further amended and restated on November 25, 2020 to provide senior secured financing of up to $500.0 million;

•	“BOPIS” means our buy online pick-up in store program;

•	the “Company,” “JOANN,” “we,” “us” and “our” mean Jo-Ann Stores Holdings Inc. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“Creative Products” means Sewing, arts and crafts and select home décor;

•	“Credit Facilities” means our ABL Facility, First Lien Facility and Second Lien Facility, collectively;

•	“CRM” means customer relationship management;

•	“DGCL” means the Delaware General Corporation Law;

•	“DIY” means do-it-yourself;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•

“First Lien Facility” means our senior secured first lien term loan facility in an initial principal amount of $725.0 million entered into on October 21, 2016, as amended by the incremental term loan facility in an initial amount of $180.0 million entered into on July 21, 2017;

•	“Four-Wall Cash Flow” means a location’s net sales less cost of sales and operating expenses directly attributable to that location plus depreciation also directly attributable to that location;

•	“GAAP” means U.S. generally accepted accounting principles;

•	“LGP” means investment funds affiliated with or advised by Leonard Green & Partners, L.P., which own a controlling interest in us;

•	“LIBOR” means the London Interbank Offered Rate;

•	“Second Lien Facility” means our senior secured second lien term loan facility in an initial principal amount of $225.0 million entered into on May 21, 2018;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Selling Shareholders” means Green Equity Investors V, L.P., Green Equity Investors Side V, L.P. and Needle Coinvest LLC, each of which are funds affiliated with or endorsed by LGP;

•	“Sewing” means sewing and fabrics;

•

“Shareholders Agreement” means the amended and restated shareholders agreement to be effective upon the consummation of this offering, by and among LGP, certain of our directors and executive officers, certain other existing shareholders and the Company;

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

•	“SKUs” means stock keeping units;

•	“Term Loan Facilities” means our First Lien Facility and our Second Lien Facility, collectively; and

•	“Voting Agreement” means the voting agreement to be effective upon the consummation of this offering, by and among LGP, certain other existing shareholders and the Company.

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including Jo-Ann, JOANN, Joann.com, Jo-Ann Fabrics, Jo-Ann Fabrics and Crafts, Jo-Ann Fabrics & Crafts and Creativebug. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

NON-GAAP FINANCIAL MEASURES

Certain financial measures presented in this prospectus, such as Adjusted EBITDA and free cash flow, are not recognized under GAAP. We define “Adjusted EBITDA” as net income (loss) plus income tax provision (benefit), interest expense, net, debt related (gain) loss and depreciation and amortization, as further adjusted to eliminate the impact of certain non-cash items and other items that we do not consider indicative of our ongoing operating performance, including costs related to strategic initiatives, COVID-19 costs, technology development expense, stock-based compensation expense, loss on disposal and impairment of fixed and operating lease assets, goodwill and trade name impairment, sponsor management fees, location pre-opening and closing costs excluding loss on disposal of fixed assets and other one-time costs. We define “free cash flow” as net cash provided by operating activities less total capital expenditures, net of landlord contributions. We define “total capital expenditures, net of landlord contributions” as total capital expenditures, net of landlord contributions.

Adjusted EBITDA

We present Adjusted EBITDA, which is not a recognized financial measure under GAAP, because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA following this offering, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to compare our performance against that of other peer companies using similar measures; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditure or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in our cash requirements for our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. See “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a reconciliation of net income (loss) to Adjusted EBITDA.

Total Capital Expenditures, Net of Landlord Contributions

We consider total capital expenditures, net of landlord contributions to be a useful non-GAAP measure as it most accurately reflects our actual total cash outlay for capital expenditures to open new locations and complete remodel and relocation projects for existing locations. We define “total capital expenditures, net of landlord contributions” as total capital expenditures, net of landlord contributions. See “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a reconciliation of total capital expenditures, net of landlord contributions to total capital expenditures.

Free Cash Flow

We present free cash flow because we believe it assists lenders, investors and analysts in evaluating our ability to maintain and generate incremental liquidity. Free cash flow should not be considered as an alternative to net cash provided by operating activities as a liquidity measure. Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments made on capital lease obligations or cash payments for business investments and acquisitions. Free cash flow is not a measurement of financial performance under GAAP, may have limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, net income, net cash provided by operating activities or any other measure of performance derived in accordance with GAAP. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows. See “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a reconciliation of net cash provided by operating activities to free cash flow.

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CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

LETTER FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Potential Shareholders,

On behalf of more than 27,000 team members, we are excited to bring JOANN back to the public markets. As the nation’s category leader in sewing and one of the fastest growing players in the arts and crafts category with a robust omni-channel platform, we have evolved from the founding of our single location in Cleveland, Ohio nearly 75 years ago. We love all of our customers and believe we have the privilege of serving some of the most passionate and enthusiastic people, whose generosity helps drive our culture. We are a purpose-driven company with the mission of inspiring creativity in the hearts, hands and minds of our customers and team members, and a strategy that has equipped JOANN to thrive in the current landscape.

The ethos of our company was called upon and answered during the COVID-19 outbreak. Our conscious, purpose-driven strategy focuses not only on the soundness of our business, but centers upon taking great care of our team members’ safety and financial well-being as well as our customers’ safety and product needs. Further, we wanted to do our part to help stem the pandemic and hence, JOANN established the “Make to Give” program, donating free mask-making materials to any customer or institution upon request. By our current estimate, JOANN has directly donated materials for over 30 million masks as well as scrubs and other personal protective equipment and our customers have purchased, made, and in many cases donated, more than 300 million other items. Nothing better exemplifies the relationship JOANN has with our passionate and generous customers than the scale of this nationwide effort. Our execution would not have been possible without our team members, with whom we have deepened our loyalty during the pandemic. We have provided premium pay for all hourly team members, ensuring no team members were furloughed, and added approximately 4,000 jobs to support the growth of our business. Additionally, our suppliers are key stakeholders, and despite the pandemic, we have not lengthened payment terms to our merchandise vendor partners. “Doing Good While Doing Good” is and has always been a part of the JOANN culture and a foundation for our customer and stakeholder loyalty.

We are proud of what we have accomplished this year, all of which has been driven by a strategy we have been executing since 2016 to transform JOANN and pivot to a fully-integrated, digitally-focused provider of Creative Products. We have successfully recruited talent at every level, enhanced our value proposition with a focus on reinvigorating our assortment, strengthened our omni-channel platform, acquired new customers and further built our digital and data capabilities to better serve our customers. This transformation enabled our significant sales and profitability growth.

Today, we are reaping the fruits of these efforts and our strategy is clear moving forward. We are enhancing and refreshing our existing locations with what we believe are exceptional assortments, service and experience. We are driving digital connectivity with our customers to increase engagement and accelerate omni-channel growth. We are expanding our digital presence into new markets and categories where we see tremendous share opportunity and we believe we have a compelling competitive advantage. In addition to driving growth, we remain focused on delivering cost and operational efficiencies across all major areas. We believe that these growth strategies, along with the transformational investments and initiatives of the last five years, strategically position us to drive further long-term value creation.

Nothing of course can be done without an extremely capable and inspired organization led by our high-performing senior leadership team with deep industry experience. At JOANN, we work every day to build and nourish what we affectionately call our “Green Culture.” To us, being “Green” is about constant and relevant renewal of the business by putting the customer first, being highly accountable and collaborative, and always serving the best interests of the business. We like to say that it isn’t about any one person being right, it’s about getting it right.

I am incredibly proud of the progress we have made over the past few years. JOANN has been one of the fastest growing specialty retailers in the United States thus far in fiscal year 2021 and I believe we have a long runway for growth ahead of us. We would love for you to come along on that journey and find your “Happy Place” as a shareholder of JOANN.

Wade Miquelon

President and Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 24 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 63 of this prospectus, and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

JOANN Overview

JOANN is the nation’s category leader in Sewing and one of the fastest growing players in the arts and crafts category. The Creative Products industry is a large and growing market in excess of $40 billion that is currently experiencing a significant acceleration in response to multiple secular themes of which we are a key beneficiary. As a well-established and trusted brand for over 75 years, we believe we have a deep understanding of our customers, what inspires their creativity and what fuels their incredibly diverse projects. Since 2016, we have embarked on a strategy to transform JOANN, which has helped us pivot from a traditional retailer to a fully-integrated, digitally-connected provider of Creative Products. These efforts were refined over the past four years to enable 369% growth in omni-channel sales, 25% growth in total comparable sales, an increase in net (loss) income from $(188.5) million to $174.0 million and 179% growth in Adjusted EBITDA in the thirty-nine weeks ended October 31, 2020, compared to the same period in the prior fiscal year. See “—Summary Consolidated Financial and Operating Data” for a reconciliation of net income (loss) to Adjusted EBITDA.

As the nation’s category leader in Sewing with approximately one-third market share, we believe we offer the broadest selection of products while being committed to providing the most inspiration, helpful service and education to our customers. While we continue to gain market share and solidify this leadership position in

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

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Sewing, which represented 49% of our total net sales in the last twelve months ended October 31, 2020, we have also been growing share and believe we have further significant share opportunity in the arts and crafts category. We are well-positioned in the marketplace and have multiple competitive advantages, including our broad assortment, established omni-channel platform, multi-faceted digital interface with customers and skilled and knowledgeable team members. We offer an extensive assortment, consisting of approximately 95,000 SKUs in-store and over 245,000 SKUs online, across Creative Product categories. Over 50% of our in-store net sales cannot be directly comparison-shopped because of our strong and growing own-brand portfolio, including our copyrighted or proprietary fabric patterns and designs and factory direct relationships. We have expanded access to this broad assortment through e-commerce and digital capabilities that complement our physical network, drive customer engagement and deliver an exceptional customer experience while supporting consistently strong gross margins. Through our omni-channel platform, we serve our customers in a differentiated manner by offering several convenient fulfillment options, including BOPIS, curbside pick-up and ship-to-home offerings. Our omni-channel platform operates at a large scale, having generated $423 million in net sales in the twelve months ended October 31, 2020 and having more than quadrupled in size through the thirty-nine weeks ended October 31, 2020 compared to that same period in fiscal year 2020. Our data-driven digital capabilities further reinforce our relationship with our customers. Customers connect with us through our newly re-designed mobile-first website, joann.com, and our widely-used mobile application with over 11.8 million downloads. As of the end the third quarter of fiscal year 2021, we had over 69 million addressable customers in our vast database, over 16 million customers in our email database and 4.5 million customers in our SMS text database. These points of differentiation are reinforced by our knowledgeable, friendly and trusted team members, a significant number of whom are sewing and craft enthusiasts, who offer a service-oriented experience for our customers that we believe cannot be replicated by mass retailers or pure play online players.

We appeal to an expansive customer base ranging across all ages, demographics and skill levels. We serve the DIY customer, including those who make to give or donate their creations, and supply small business owners with components to create and sell their own merchandise. We estimate this group makes up approximately one-quarter of our customers and typically resells on online marketplaces such as Etsy, eBay, Shopify and other platforms, which have also experienced significant growth in 2020. Our customers are passionate and creative, using their hearts, hands and minds in their sewing, crafting and decorating activities. We believe our customers’ enthusiasm drives the JOANN culture, as exemplified by our “Make to Give” program. We strive to support our community of creators, and they create to support their communities by donating or gifting the items they make, which range from blankets for hospitalized children, homeless persons, and shelter pets, to masks for hospitals, schools and friends. We estimate that over 70% of JOANN customers make to give or donate their creations. Our loyal core customer base is key to our sales growth, and over the last twelve months ended October 31, 2020, our top three million customers averaged ten purchases each. Additionally, in fiscal year 2021, our new customer base has grown faster and is spending more than in prior years. Since February 1, 2020, we have acquired over eight million new customers, many who initially purchased fabric to make their own masks but have expanded their shopping behavior across our diversified merchandise categories in subsequent transactions. Customers typically purchase from JOANN with a project in mind that requires several component items. In that vein, we believe our physical footprint is an advantage, as most customers regularly want to explore what is new, see how various items and colors work together, see how a fabric drapes, feel the texture and seek help from our experienced team members.

In 2016, we accelerated our journey to transform JOANN by reinventing the in-store and digital customer experience. We recruited talent at every level of the company and across all key business areas to complement our existing expertise. This undertaking has resulted in significant enhancements to our value proposition, including reinvigorating our core merchandise assortment, refreshing our branding, developing a location refresh prototype and improving the customer experience. We improved our assortment by conducting a systematic review of all categories at a product-level and all layouts at a location-level in order to optimize sales and gross margin. We have also expanded our data-driven digital footprint, which includes our extensive digital

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marketing assets, CRM system, social media platforms and e-commerce capabilities. We better understand our customers through our centralized database that brings together how each customer interacts in our physical and digital properties and provides a holistic view of their behavior. We are able to utilize this data to drive engagement with our brand, create loyalty and inspire, educate and ensure we are increasing our share of customer spend through timely and relevant marketing. By using data and digital contact channels, including email and SMS digital display, and leveraging our mobile application, we are able to contact customers with personalized content and provide the convenience to shop wherever and however they choose. We believe that these core initiatives and transformational investments have driven our performance and increased customer engagement over the last several years and strategically position us to continue to create long-term value. This momentum was temporarily interrupted in fiscal year 2020 by the unanticipated headwind of incremental U.S. tariffs on Chinese imports that we estimate, before mitigation, would have amounted to $75 million of additional annual costs, as these tariffs applied to a broad range our products. However, after working to partially offset their effects and having incorporated the balance of these tariffs into our cost base, we are driving strong operating profit growth across both our locations and e-commerce platform as well as achieving margin expansion.

Our momentum through the COVID-19 pandemic has been further supported by heightened DIY customer behavior, significant increases in the number of new and current customers participating in new categories and the continued rise of online marketplaces. As a result, according to Earnest Research, we and the other two largest specialty players in the Creative Products industry have seen on average 22% growth in year-over-year sales since May 3, 2020. Over the same period, we have experienced outsized growth, gained share and enhanced our strong foundation, increasing total comparable sales by 38% since May 3, 2020 while adding over eight million new customers to our marketing database since February 1, 2020. These new customers have already driven elevated repeat purchase levels both via our locations and e-commerce platform and represent further opportunities to cross-sell and become part of our ongoing customer base. These new customers tend to be younger and more affluent than existing customers in our database, and are large consumers of our rapidly growing sewing and craft technology categories which include sewing and craft technology machines and related supplies. These trends support our business, as we estimate that a typical customer who purchases a sewing or craft technology machine will purchase an average of over $500 of our products in the year following their machine purchase and over $400 in the subsequent year. We are further encouraged by the retention of these new customers and their migration to shopping outside of the Sewing category. These new customers are regularly shopping across our other categories, with the fastest-growing cohort being new customers shopping the arts and craft category. We believe that these underlying trends, along with our transformational investments and initiatives executed since 2016, strategically position us well to continue to drive long-term value creation.

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Recent Financial Performance

Through improvements in merchandising, marketing, supply chain, sourcing and customer experience, we have significantly increased our financial results. Our success has been broad-based across our geographic regions, merchandise categories, customers and channels. Comparing the thirty-nine weeks ended October 31, 2020 and November 2, 2019, we achieved the following results:

•	increase in net sales from $1,545.6 million to $1,921.5 million, representing period-over-period growth of 24.3%, and net sales in the twelve months ended October 31, 2020 of $2,617.1 million;

•	total comparable sales growth of 24.6%;

•

increase in gross margin from $777.0 million to $971.7 million, representing period-over-period growth of 25.1% and gross margin rate expansion of 30 basis points, with gross margin in the twelve months ended October 31, 2020 of $1,300.0 million, and a 49.7% gross margin rate in the same time period;

•	increase in net (loss) income from $(188.5) million to $174.0 million, and net loss in the twelve months ended October 31, 2020 of $(184.1) million;

•

increase in Adjusted EBITDA from $79.6 million to $222.2 million, representing period-over-period growth of 179.1%, and Adjusted EBITDA in the twelve months ended October 31, 2020 of $305.2 million; and

•	retired and repaid $433.8 million in principal amount of debt from November 2, 2019 to October 31, 2020.

See “—Summary Consolidated Financial and Operating Data” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) and for a discussion of how we calculate total comparable sales growth.

Our Opportunity

The Creative Products industry is a large and growing market in excess of $40 billion that is currently experiencing a significant acceleration in response to multiple secular themes of which we are a key beneficiary. Participation includes a broad range of activities such as sewing, quilting, apparel making, crafting and home decorating. This historically stable industry has been growing over the past five years, as consumer demand in

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individual product categories shifts from time to time and as trends evolve. We maintain approximately one-third market share in Sewing, while being competitive as one of the fastest growing players in the more fragmented arts and crafts category.

The Creative Products industry spans a diverse set of merchandise, as customers search for a variety of supplies to support their projects. In addition, customers appreciate a specialty retail environment where they have the flexibility to leverage in-store service for instruction and inspiration and shop across channels at their convenience. As a result, the Creative Products industry is fragmented with players including mass merchandisers, specialty retailers, independent retailers and pure play e-commerce operators. However, there are a limited number of players that can meet the customers’ dynamic needs. For instance, we estimate pure play e-commerce players represent less than 10% market share of the Creative Products industry. We believe that we are the only specialty player that can serve customers holistically with an expansive Creative Products assortment, service-oriented experience and integrated omni-channel capabilities.

The Creative Products industry has historically demonstrated stable growth, and we aim to continue to benefit from the following sustainable tailwinds:

•

Heightened DIY Customer Behaviors. The industry benefits from the increasing participation in the DIY ethos across demographics. In recent years, especially during the COVID-19 pandemic, DIY customer behaviors have been heightened by the following long-term trends:

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Engaging Customers across Demographics. DIY activities appeal to a large and broad customer base and participation in DIY activities does not diminish as women age, creating more consistent demand throughout their lifetime. Customers across demographics choose to engage with retailers through different channels. We believe players in the Creative Products industry must have a robust omni-channel platform to attract and retain this diverse customer base.

•

Increasing Desire for Personalization. Customers, especially Millennials and Generation Z, increasingly desire Creative Products that express their individuality and make a personal statement. Such growing demand for unique and personalized products has stimulated the demand for DIY supplies and customization services.

•

Growing Digital Presence and Engagement. Digital arts and crafts marketplaces, such as Etsy, eBay, Shopify and other platforms, are becoming increasingly popular among makers and customers who buy their finished designs. This burgeoning ecosystem creates a growing

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demand for Creative Product supplies. These marketplaces, combined with social media platforms, serve as a critical source for inspiration and instruction for customers. The growing presence of these platforms enables more engaged customer communities, serving as a connection point where they share their interests and creativity with a wider audience.

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Accelerated Customer Participation Expected to Persist. According to our internal research, a survey published by Bloomberg and Morning Consult, and SVP Worldwide, the COVID-19 pandemic has accelerated participation in DIY activities, as customers have taken a more proactive role in homesteading-style and home improvement projects. Since May 3, 2020, over half of Creative Products industry participants have specifically taken on a new type of creative project and the industry has grown year-over-year sales by an average of 22%. With more free time, customers have also capitalized on the opportunity to learn new skills, creating elevated demand for supplies. This newfound self-reliance has helped build DIYers’ confidence, and they are recognizing the emotional and functional benefits of making, driving continued interest far beyond the pandemic.

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Consistent and Recession Resilient Customer Demand. We estimate that the Creative Products industry has experienced growth of over 4% in the last five years according to our internal research as of July 31, 2020. It offers versatile products at attainable price points that create fun, engaging and affordable activities for customers, who become habitual and dedicated to their own creative projects over time. The affordable nature of the Creative Products industry provides resilience in recessions as customers become more value conscious and self-sufficient. According to the Bloomberg and Morning Consult survey, approximately 30% of Americans participated in sewing or clothing repairs during the COVID-19 pandemic. We also believe the emotional benefits customers receive from making, such as empowerment upon finishing a project, a connection with their communities through making to give or donate and improved mental health as a result of doing something they are passionate about, will continue to drive demand.

We believe that Sewing, in particular, will sustain its growing momentum. According to SVP Worldwide, sewists are typically more passionate about their hobby than other enthusiasts. In addition, the number of sewists has increased significantly driven by the entrance of Millennials, having grown at a CAGR of 7.4% since 2012. As of September 2020, 65 million people in the United States can sew or participate in sewing without instruction, and over half of these participants own a sewing machine. We believe that growth in this category, like the broader Creative Products industry, has been supported by changing consumer demographics. SVP Worldwide estimates that sewists are getting younger, with 65% being 30 years old or younger with an average age decreasing from 48 in 2004 to 37 in 2020.

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We believe the existing and sustained growth of the sewist population will drive sales in the category. According to SVP Worldwide, the average sewist owns at least three sewing machines and plans to buy a new machine every two to five years. When customers buy sewing machines, they tend to purchase complementary consumable items, which drives potential recurring purchases. In addition, according to SVP Worldwide, 20% of consumers who purchased a sewing machine in 2020 were first time purchasers, further building upon the base of potential future demand from sewists. This population of sewists is also highly engaged in the craft and spends a significant amount of time sewing, with approximately half of U.S. sewists spending between 5 to 19 hours a week on projects. While the Sewing category was stable and growing before the COVID-19 pandemic, 92% of consumers who purchased a sewing machine in 2020 expect to sew as much as they had in the past or more in the future. We believe these tailwinds and increased engagement will sustain participation and accelerate category and Creative Products industry growth.

Our Competitive Strengths

We believe our proven merchandising, marketing and customer experience capabilities combined with our sourcing and supply chain expertise have enabled, and will continue to support, our strong and profitable growth. Our business model has multiple competitive strengths including:

Category Leader in an Attractive Market with a Large, Growing and Wide-Ranging Customer Base

We are the nation’s category leader in Sewing with approximately one-third market share, and one of the fastest-growing players in the arts and crafts category. Our market share in the highly fragmented arts and crafts category has grown by approximately 50 basis points over the past five years as of July 2020. Approximately 70% of Sewing industry shoppers rank us ahead of our competitors on availability of the products they need, selection and quality, according to our internal research. Similarly, in arts and crafts, industry customers’ ratings for our quality, selection, availability and price double once they shop our locations and e-commerce platform.

In contrast to other leisure activities, our customers’ engagement in sewing and crafting projects represents a recurring activity that is vibrant across all ages and demographics. Our core customer is an upper forties, college-educated woman with a higher-than-average household income (median household income of over $62,000) and who is a reliable enthusiast for many of our key categories. We believe our core customer’s higher discretionary income and favorable demographic trends, as the number of women aged between 45 and 79 is expected to grow faster than the overall population over the next five years according to 2017 U.S. Census data estimates, will continue to build our loyal customer base. Our appeal to Millennial and Generation Z customers has also increased. Females in the younger than 35 years old age group are the fastest growing demographic in our industry today, representing a 400 basis point increase in demographic share over the past year from 40% to

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44% based on internal research. Customers of all ages, demographics and skill levels have demonstrated their enthusiasm for Creative Products by actively exchanging project ideas, tips and techniques though our online community on joann.com. With nearly four million combined followers across social media applications, including Facebook, Instagram, Twitter, Pinterest and YouTube, we are connecting with new customers and bolstering our interaction with existing customers.

Finally, we are also a go-to source for small business owners who rely on our products to create, donate or sell their own merchandise. We believe that the growth of online marketplaces, such as Etsy, eBay, Shopify and other platforms, is driving the expansion of our customer base, and the success of online marketplaces is directly linked to our growth, with approximately one-quarter of our customers using our products for their online marketplace-based businesses. These customers often buy in bulk and benefit from being a part of the JOANN community through access to our helpful educational content, project inspiration and our knowledgeable team members and customers. These customers span all ages and demographics and sell products through various channels such as retail stores, trade fairs, entertainment venues and online, including participating in the growing digital marketplaces.

Differentiated Value Proposition

Our customer value proposition is a critical driver of our business. The key components include:

Broad Assortment across a Wide Variety of Categories. We believe we have the most comprehensive, innovative product assortment available in our industry, especially within Sewing. This breadth of assortment across our various categories is a key competitive advantage given that our customers’ interests and projects are often widely varied and not confined solely to one activity. As of October 31, 2020, we had 857 locations, which we believe are also critical to success in the Creative Products category and a key enabler to our omni-channel growth. In an industry that requires high SKU intensity to be successful, we carry one of the industry’s broadest selections of Creative Products with an offering of approximately 95,000 SKUs in-store and over 245,000 SKUs online. We believe this dynamic is analogous to hardware and home improvement concepts, in that customers are project-focused and require all component supplies and prefer knowledgeable assistance in order to successfully complete their shopping mission. We also believe this is why we have an advantage versus solely online players in addressing a customer base that prioritizes variety, customization and customer support. We continue to improve our assortment by conducting systematic reviews of all categories at a product-level and all layouts at a location-level in order to optimize sales and gross margins. We consistently innovate with proprietary brands and products that appeal to our customers by working with our suppliers to introduce new items and styles to our assortments. As of October 31, 2020, over 50% of net sales related to items that are non-comparative or exclusive to JOANN and cannot be directly cross-shopped with our direct competitors and mass retailers. We believe that we strike a customer-focused balance between our proprietary products and the well-known national brands that our customers have also come to know and love.

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Unique and Inspiring Shopping Environment. We provide our customers with an engaging and exciting shopping experience that spurs inspiration and creativity. We encourage customers to interact with our merchandise, to experiment with potential designs and to see the actual product they will purchase. In many locations, we also offer differentiated in-store services such as digital printing, laser-cutting and engraving and educational programs in dedicated classrooms to further inspire and enable our customers. In select locations, our customers can rent sewing and crafting technology such as a quilting long-arm or a Glowforge laser-cutting machine. To support our growing group of seller customers, in 2018 we launched JOANN+, a digital program providing devoted service for small-to-medium sized businesses and high volume makers. With this program, our customers are able to enjoy volume discount pricing, dedicated customer service contacts and a streamlined shipping and return experience. We continue to explore a variety of other ways to engage these makers and build loyalty including through our small maker forums, maker grant programs, and showcasing across any number of our digital marketing and social media assets.

Helpful and Knowledgeable Team Members. Our team members, who we refer to as “Friendly Clever Allies,” are knowledgeable, friendly and trusted and offer a service-oriented experience for our customers. According to our internal research, JOANN leads all competitors on “knowledgeable staff” and “can get the help I need” ratings. A significant number of our team members are enthusiastic sewists and crafters themselves and bring first-hand knowledge and experience with our products which we believe are difficult to replicate. These team members live by the “No Quit” mantra, “We Got This,” and this helpful and resourceful attitude resonates with our customers. Our team members are encouraged to advise customers in creating and completing creative projects, which offers a service-focused experience that we believe allows our customers to be more informed and engaged in projects.

Combining a Robust Digital Platform and Strategic Physical Network

Since early 2017, we have built a large, growing, profitable and well-connected omni-channel platform comprised of robust digital capabilities and a nationwide physical network. From fiscal year 2018 to fiscal year 2020, we increased our omni-channel net sales by a CAGR of 20% and by 369% in the thirty-nine weeks ended October 31, 2020 compared to the same period in fiscal year 2020. As a result of our investments and our ability to be nimble, we doubled the number of locations with ship-to-home capabilities and were able to continue serving our customers on our established platforms during the COVID-19 pandemic. Our physical network is critical to being able to execute on digital opportunities in the Creative Products space given its visual, tactile and project-based nature. We strive to make every customer’s trip to JOANN a trip to their “Happy Place.” We believe that the enthusiastic and highly engaged nature of our customer is why we have seen sales lifts as high as 24% in our refresh prototypes that elevate assortments, service and in-store experience. Our strong performance is also driven by our ability to engage customers through our robust omni-channel capabilities as they become cross-category repeat purchasers during their in-person trips to our locations and visits to our e-commerce platform.

Our recently upgraded e-commerce mobile first platform, driven by Salesforce Commerce Cloud, as well as our custom mobile application, provide exceptional functionality and user experience, offering premier digital navigation, speed, assortment, content, and personalization features. Our website traffic has increased by 125% through the thirty-nine weeks ended October 31, 2020, with site conversion increasing by 300 basis points compared to the same period in fiscal year 2020. Over that same period, our mobile application has been downloaded two million times. We currently have 11.8 million downloads of the application and more than 25% of omni-channel sales were generated through purchases made within our mobile application.

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Through our physical network, we have the ability to consistently fulfill and deliver a growing assortment of products directly to consumers, in addition to convenient services such as BOPIS, curbside pick-up and ship-to-home. In the thirty-nine weeks ended October 31, 2020, approximately 79% of joann.com orders were fulfilled by our locations, either as BOPIS, curbside pick-up or ship-to-home. Over that same time period, approximately 40% of online demand sales were generated via BOPIS. Since the time that the majority of COVID-19 restrictions on in-store traffic were lifted through October 31, 2020, approximately 25% of our BOPIS program customers have made an additional purchase upon pick-up, resulting in an average increase to their orders of $28 or approximately 100%. We believe our locations, which are in close proximity to our customers, provides us a significant last-mile cost advantage. Unlike internet pure play and regional competitors, we can route e-commerce orders to a local store, significantly reducing the overall cost and time to service orders. During the thirty-nine weeks ended October 31, 2020, omni-channel sales accounted for 20% of our total net sales and represented 369% growth compared to the same period in fiscal year 2020.

Digital Platform and Digital Assets Enable Scalable Profitable Growth

As of October 31, 2020, our total customer database included 69 million unique customers, which represents 18% growth since the end of fiscal year 2020. Within that database, we maintain an active email file of over 16 million customers, which has grown by 32% over the same time period. Customers receiving email marketing have historically been our highest value customers in terms of net sales. In 2019, we significantly upgraded our capabilities to better target and engage customers with personalized offers. We have developed a robust CRM platform creating a holistic view of customer behavior, which helps drive recurring purchases. Due to the success of the initiative, we can identify specific database customers for more than 70% of our net sales, without the burden of a costly loyalty program. Our highly effective, performance-based marketing team leverages this information to profitably acquire new customers, drive repeat purchases and grow lifetime value across channels.

This customer engagement is reinforced by our strong presence on social media, with nearly four million total followers across social media platforms, including our fastest-growing channel, YouTube, which has increased followers by 121% for the thirty-nine weeks ended October 31, 2020. We further use digital education and inspiration to engage customers on new projects and inspire creative activities. We augment customer engagement through social media and our e-commerce platform by also leveraging our wholly-owned subsidiary, Creativebug, a large craft subscription learning platform with approximately 150,000 paid monthly

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users. Our customers have access to thousands of projects and videos that can take them from a skill-building novice to an expert sewist or maker. When a creative customer is seeking advice, education or inspiration, we are there for them.

We have multiple techniques to convert new customers into long-term, repeat customers across their current Creative Products activities and encourage them to enter new categories or advance in their existing category. We not only do this through social media and digital education, but also through proprietary and targeted journey mapping, exciting and compelling digital marketing offers, as well as leveraging multiple inspirational and educational digital assets. We believe this integrated, multi-channel approach resonates with our customers, as omni-channel represents 20% of our net sales for the thirty-nine weeks ended October 31, 2020 versus 4% for fiscal year 2019.

Strong Cash Flow Generation and Solid Balance Sheet

We have demonstrated an ability to generate significant free cash flow due to our high gross margins, controlled operating expenses, moderate working capital requirements and low annual maintenance capital expenditures. We have used a portion of our free cash flow to build a strong balance sheet by consistently reducing net leverage. We retired and repaid $433.8 million in principal amount of debt from November 2, 2019 to October 31, 2020. In addition to deleveraging, we have continued to make a number of investments in our information technology systems which, coupled with the continued disciplined management of inventory and costs, promote additional operating efficiencies.

Our operating model is highly scalable and enables capital efficient growth. For the five fiscal years ended February 1, 2020, our gross margin rate was 50.2% and selling, general and administrative expenses were held to minimal growth with a CAGR of less than 1%. Those strong operating metrics combined with low maintenance capital spending and a focus on working capital efficiencies have driven the generation of $266 million of free cash flow from the beginning of fiscal year 2016 through the thirty-nine weeks ended October 31, 2020. These results are sustained by a cash-generative and convenient real estate portfolio that stretches over 49 states, with 98-99% of all locations having consistently delivered positive Four-Wall Cash Flow over the same period.

See “—Summary Consolidated Financial and Operating Data” for definitions of Adjusted EBITDA and free cash flow, and reconciliations of Adjusted EBITDA to net income (loss) and of free cash flow to net cash provided by operating activities.

Proven Leadership Team and Passionate, Performance-Driven Culture

We are a purpose-driven company dedicated to inspiring the creative spirit in each of us—our customers and ourselves. Our company is led by an accomplished and experienced senior management team with significant public market experience and a proven track record in our industry. Our senior management team has an average of 18 years of retail experience, and their understanding of the intricacies of selling SKU-intensive, lower-ticket merchandise facilitates the execution of our growth strategies. Our President and CEO, Wade Miquelon, who has been with JOANN for almost five years, brings 30 years of experience including CFO and President of International for Walgreens, CFO and EVP for Tyson Foods and as CFO for Procter and Gamble’s Western European and AAI regions (ASEAN/Australasia/India). Our CFO, Matt Susz, has 30 years of experience including 24 years at JOANN, with leadership roles in accounting, financial and strategic planning, internal audit, treasury, IT and operations. Other members of the executive team bring substantial experience and skills in operations (retail and e-commerce), marketing, merchandising, product development, supply chain, legal, human resources and information technology. We have a high-performing and customer-centric culture and our team members tend to be very loyal, a loyalty born out of a true passion for the industry we operate in and the kinds of customers that we serve.

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Our Growth Strategies

We believe we are well positioned to drive sustainable growth and profitability over the long term by executing on the following strategies:

Refreshing our Locations with Enhanced Customer Experience

We have successfully developed and launched a range of refresh options for our locations over the past three years. Our design process is structured and tailored to the needs of our new and existing customers to ensure all elements are appealing to them. Our options span across three core areas:

•	Experiential Design Elements—More engaging graphics, lighting, signage, customer work-spaces and merchandise fixtures

•	Content Improvements—Merchandising assortments and service offerings optimized for each location

•	Service Enhancements—Team member training and engagement, technology-supported management of service wait times and ease of check-out

The investment for each refresh project is tailored to each location’s needs and unit economics. We have four general levels of investment and project scope tailored to what would benefit each location, with future investment expected to range from $150,000 for lightest-touch refreshes to $3 million for the relatively few but most-extensive refreshes. Refinement of our prototype location refresh program has been achieved through the 24 pilot projects completed to date.

Based on the positive outcomes and learnings from these pilots as well as additional improvements being developed, we believe we can achieve an average net sales uplift ranging from 5% to 25% from projects where we refresh an existing location. We have identified just over 50% of our existing locations that are targets over the next seven to ten years for refresh projects at varying levels of scope.

In over half of the refresh projects completed to date, we have also relocated to an improved site within the trade area. Those relocations deliver our higher end of scope for experiential design elements, as those are more efficient to provide in a new building. We also typically increase the size of the location to an average of 25,000 square feet, and therefore expand the assortment breadth we can offer the customer. We have identified 20% of our current locations that are targets for relocation that we believe will result in net sales uplifts ranging from 15% to 75% compared to the current location. We will execute on these opportunities as leases expire on the current locations over the next seven to ten years.

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During the COVID-19 pandemic, we were required to limit the presence of external contractors in most of the United States. As a result, we have been focused on scope refinement and project cost engineering of our prototype to optimize our expected return on investment. We expect to complete 10 to 15 projects over the second and third quarters of fiscal year 2022, with a more robust number of projects to be completed annually in fiscal year 2023 and beyond.

Driving Ubiquitous Customer Engagement that Offers Exceptional Experience and Accelerated Omni-Channel Growth

We have extended the JOANN brand beyond our locations and actively engage with our customers across various digital touch-points to wherever and however they choose. Our customers want options, and our robust omni-channel solutions provide a seamless e-commerce shopping experience. We have heavily invested in, and successfully built, our valuable digital assets in the past years, including our large email and SMS text databases and established social media presence. We have successfully leveraged these digital assets with our strong CRM capabilities to further accelerate our digital customer engagement. We have added more new customers to our digital databases in the thirty-nine weeks ended October 31, 2020 than in any prior full year. We plan to continue our customer acquisition momentum with several digital initiatives, from driving traffic to joann.com to expanding our presence in social media platforms. For example, YouTube has been a popular digital platform for our customers when they search for instructions and project inspiration. We have grown our subscriber base on YouTube by 121% over the thirty-nine weeks ended October 31, 2020. Videos on our YouTube channel have been viewed nearly 48 million times in that span, or more than a 1,400% increase compared to the same time period in the prior year.

We will also continue to enhance our omni-channel shopping experience. We successfully upgraded our e-commerce platform in 2020, including improved search engine optimization and user experience, particularly on mobile devices. Today, our customers can easily shop over 245,000 SKUs available as of December 2, 2020 on our e-commerce platform with convenient fulfillment services such as BOPIS, curbside pick-up and ship-to-home. We believe that a broad online product assortment is critical to customer experience as it provides the ability to complete a consolidated purchase across multiple Creative Products categories. We intend to further expand our assortment across various product categories. We plan to improve our supply chain capabilities to provide our customers with a streamlined, worry-free omni-channel shopping experience. We have launched several initiatives to actively increase our fulfillment rate and optimize the cost structure for our omni-channel service offering, which are aimed at improving customer satisfaction.

We strive to provide a seamless transition when our customers engage across our locations and digital platform. Our mobile application has various functions that improve our customers’ shopping experience, no matter where they are. For example, we have recently launched a new digital initiative, “We Got This,” where our team members can assist our customers, in-aisle at our locations, to order additional items and make bulk purchases on our mobile application. We are also adding QR codes across our locations to efficiently connect our customers to our vast digital library of projects, sources of inspiration and assortments. By scanning QR codes on their mobile devices, our customers can more easily access our digital content while they are shopping in-person.

We intend to further deepen our customer engagement with digital education and learning services, as our customers constantly search for project inspiration and instructions online. For example, we plan to continue to grow our YouTube channel to provide rich content for customers searching for quick tips and short tutorials. We also expect to expand our high quality education offering to customers who are interested in skill building and learning. We intend to offer more affordable and innovative digital creative education across multiple platforms, including Creativebug, to offer subscription-based access to thousands of arts and crafts classes.

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Expanding Our Digital Presence into New Markets and Categories with Substantial Share Opportunity

Our customers can shop over 245,000 SKUs available on our e-commerce platform. By enhancing our central fulfillment capabilities, we intend to further broaden our assortment in product categories that offer substantial share opportunity and also improve our fulfillment rates.

We believe there is significant demand from customers outside the United States. To capture this opportunity, we intend to expand our robust e-commerce platform to multiple international countries. We receive numerous inquiries every year from international customers hoping to purchase from us, and approximately five million international visitors actively engage our website annually without any marketing initiatives. We have engaged an experienced external provider to launch multi-country international sales. They will support us in managing both the consumer-facing and back-office aspects of this initiative. We believe the breadth of our assortment, purchasing power and pricing levels will allow us to provide a strong value proposition to our customers in many other countries.

We have an innovative management team that has helped developed a robust pipeline of digitally-led initiatives that we believe will strengthen and expand the JOANN brand both domestically and internationally.

We believe digital printing is a rapidly-growing technology that provides unlimited design and color options, no minimum quantities and a much more environmentally-friendly production process. We intend to deepen our penetration in digital printing by providing our customers with easy-to-use and innovative technology that significantly enhances the current creative process. In November 2020, we re-launched Customizable Fabric as a digital printing platform through our proprietary partnership with WeaveUp, a technology company offering cutting-edge digital printing solutions for fabric and other customization tools. Customers around the world can also easily make alterations to the designs on the platform, which can be printed on a wide range of fabrics using high-quality reactive dye digital printing machines. Through our partnership with, and investment in, WeaveUp, we also expect to accelerate new product development and supply chain savings in the Sewing category.

We intend to create a more convenient experience for our sewists with innovative digital solutions. We have developed and patented a proprietary technology named Ditto that we believe could revolutionize the sewing process. The technology is expected to solve the most common pain point reported by our customers: the pinning and cutting of sewing patterns on fabric. Our research has shown that by changing the current cumbersome fabric cutting process, it is likely that sewists will increase their overall sewing activity. We expect the commercial launch of this technology to be late calendar year 2021.

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Delivering Operational Excellence and Margin Improvement

We work to build operational efficiencies to consistently improve our customer value proposition and financial operating margins. We will continue to focus on three core competencies that we have continuously refined with experience that drive sustained operational excellence.

Product Sourcing. Our most significant cost saving initiative is product sourcing. Through the leadership of our U.S.-based sourcing and product development team as well as our Shanghai sourcing office that was established in 2018, we have accelerated our ability to migrate product assortments to factory direct sourcing. This expands our ability to lower costs while delivering new and innovative products to our customers, and we estimate that we have achieved more than $60 million in cost savings through this process from fiscal year 2018 to fiscal year 2020. As our penetration of direct sourcing will still be below 50% of our total merchandise receipts in fiscal year 2021, there is substantial opportunity to generate additional savings through this program.

Indirect Procurement. Over the past two years, we have taken a more strategic approach, including investment in leadership and supporting talent, for our indirect procurement. This team is charged with managing supplier negotiations as well as eliminating waste and inefficiencies across approximately $250 million of annual addressable indirect spend from operating supplies to merchandise fixtures, facilities services, printing and technology costs. Through fiscal year 2022, this team will be focused on 66 separate sourcing efforts, contract negotiations and process improvement projects across nearly all of our business disciplines that represent $70 million to $80 million in current annual spend. Our goal is to generate reductions in the range of 8% to 12% of such current annual spending levels.

Supply Chain. We have a series of supply chain initiatives that we believe will support our continued e-commerce growth and reduce fulfillment costs for customer orders, while significantly reducing our supply chain costs and improving customer and team member satisfaction. Many of these initiatives will simplify and streamline processes and systems that impact the team members that serve customers in our locations. We believe this will ultimately provide more time to engage with our customers in-store, shorten customer online order fulfillment times, and reduce overall labor costs.

The Impact of COVID-19 on our Business

Although the COVID-19 pandemic has presented significant challenges to the broader economy, the pandemic has accelerated several consumer trends that have meaningfully benefited the Sewing industry, which in many cases has been deemed essential by federal, state and local authorities. Broader Creative Product sales have accelerated meaningfully as customers spend more time doing DIY activities at home, have an increased desire to learn new skills and take on projects, and engage in personal protective equipment-making activities for personal use, to sell or to share with the community. While it is difficult to estimate the sales to date that have been attributable to personal protective equipment-making, we expect our customers’ purchases for these projects to decline following the pandemic, which may cause fluctuations in our short-term results of operations. However, we view the significant number of new customers and increased engagement by new and current customers as a very encouraging signal for the future of our business. We also believe the rapid adoption by customers of our digital and omni-channel offerings is a highly scalable platform we can leverage to both increase sales and reduce costs in the coming years. Still, we remain cautious and vigilant to the extent that the possible sustained spread or resurgence of the pandemic, and any government response thereto, increases the uncertainty regarding future economic conditions that could impact our business in the future. However, for the duration of the pandemic and beyond, we remain committed to executing on a mission-driven purpose and delivering industry leading growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Risk Factors—Risks Related to our Business—Our business is subject to continued uncertainty with respect to the ongoing COVID-19 pandemic.”

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Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

•

evolving U.S. trade regulations and policies, including with China and other Asian countries, have in the past and may in the future have a material and adverse effect on our business, financial condition and results of operations;

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our inability to respond effectively to competitive pressures, changes in the retail markets and customer expectations could result in lost share of the market, which could have a material and adverse effect on our business, financial condition and results of operations;

•	our business is subject to continued uncertainty with respect to the ongoing COVID-19 pandemic;

•

failure to attract, develop, motivate and retain qualified team members and effectively manage overall labor costs, including potential increases in minimum wages, could limit our growth and materially and adversely affect our business, financial condition and results of operations;

•

failure to manage inventory effectively, predict new consumer trends or effectively react to changes in consumer buying habits could materially and adversely affect our business, financial condition and results of operations;

•

we increasingly depend on e-commerce, and our failure to successfully manage this channel and deliver a convenient omni-channel shopping experience to our customers could have a material and adverse effect on our business, financial condition and results of operations;

•

increased costs related to the production of our merchandise or disruptions in our distribution network could materially and adversely affect our business, financial condition and results of operations;

•

our reliance on foreign suppliers increases our risks of not obtaining adequate, timely and cost effective merchandise, as well as risks involved in foreign operations and foreign currency translation;

•	the seasonality of our sales may negatively impact our operating results;

•	we may face risks related to our indebtedness;

•

any failure to adequately maintain the security of and prevent unauthorized access to our electronic and other confidential information, including customer and team member personal information, could materially and adversely affect our business, financial condition and results of operations;

•

intentional or accidental disruptions to our information systems, including our mobile application and primary e-commerce website, or our failure to adequately support, maintain, secure and upgrade these systems could materially and adversely affect our business, financial condition and results of operations; and

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•

because LGP owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 24 of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 63 of this prospectus, and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Corporate Information

Jo-Ann Stores Holdings Inc. is the issuer in this offering. Our principal operating subsidiary is Jo-Ann Stores, LLC (formerly Jo-Ann Stores, Inc.), which was previously an independent publicly traded corporation until its acquisition on March 18, 2011 by a subsidiary of Needle Holdings LLC (formerly known as Needle Holdings, Inc.), a company incorporated on December 16, 2010 by LGP for the purpose of the acquisition. On September 19, 2012, Jo-Ann Stores Holdings Inc. was formed solely for the purpose of reorganizing the corporate structure of Needle Holdings LLC and its wholly owned subsidiary Jo-Ann Stores, LLC, and on October 16, 2012, Needle Holdings LLC became our wholly owned subsidiary. Upon consummation of this offering, assuming the sale of                  shares in this offering by LGP and             shares by us, LGP will own approximately     % of our shares of common stock. See “Principal and Selling Shareholders.”

Our principal executive office is located at 5555 Darrow Road, Hudson, Ohio 44236 and our telephone number at that address is (330) 656-2600. We maintain a website at www.joann.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

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THE OFFERING

Common stock offered by us	shares.

Common stock offered by the Selling Shareholders	shares.

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of common stock).

Option to purchase additional shares from us or the Selling Shareholders	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders.

Dividend policy	As a public company we anticipate paying a quarterly dividend to holders of our common stock. Our ability to pay dividends on our common stock is limited by the agreements governing our Credit Facilities. See “Dividend Policy.”

symbol	“ .”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the . See “Management—Director Independence and Controlled Company Exception.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 24 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering excludes:

•	35,939.118 shares of common stock issuable upon the exercise of options outstanding under the 2012 Equity Plan, as of October 31, 2020 at a weighted average exercise price of $524.80 per share; and

•

                 additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective.

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Unless otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes the underwriters’ option to purchase additional shares will not be exercised;

•	gives effect to a -for- stock split effected on , 2021; and

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws.

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SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We present below our summary consolidated statements of operations and of cash flow data for the fiscal years ended February 1, 2020, February 2, 2019, and February 3, 2018, and our consolidated balance sheet data as of February 1, 2020 and February 2, 2019. We have derived this information from our audited consolidated financial statements included elsewhere in this prospectus. We also present our consolidated balance sheet data as of February 3, 2018. We have derived this information from our audited consolidated financial statements not included in this prospectus.

We also present below our summary consolidated statements of operations and of cash flow data for the thirty-nine weeks ended October 31, 2020 and November 2, 2019, and our consolidated balance sheet data as of October 31, 2020 and November 2, 2019. We have derived this information from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to fairly state the financial information set forth in those statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the summary consolidated financial and operating data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Thirty-Nine Weeks Ended		Fiscal Year-Ended(a)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
Statements of consolidated income data:
Net sales	$1,921.5	$1,545.6	$2,241.2	$2,324.8	$2,314.3
Cost of sales	949.8	768.6	1,135.9	1,148.3	1,130.3
Selling, general and administrative expenses	818.2	723.0	977.4	951.4	943.4
Depreciation and amortization	59.8	57.3	77.5	76.0	78.8
Goodwill and trade name impairment	—	130.4	486.8	—	—

Operating profit (loss)	93.7	(133.7)	(436.4)	149.1	161.8
Interest expense, net	55.0	77.6	101.9	101.1	95.4
Debt related (gain) loss	(152.9)	—	(3.8)	2.4	0.9

Income (loss) before income taxes	191.6	(211.3)	(534.5)	45.6	65.5
Income tax provision (benefit)	17.6	(22.8)	12.1	10.3	(31.0)

Net income (loss)	$174.0	$(188.5)	$(546.6)	$35.3	$96.5

Consolidated statements of cash flows data:
Net cash provided by (used for) operating activities	$185.8	$(170.4)	$(33.9)	$99.0	$97.7
Net cash used for investing activities	(28.2)	(64.8)	(79.5)	(49.7)	(50.8)
Net cash (used for) provided by financing activities	(148.8)	210.5	86.3	(25.1)	(42.3)
Balance sheets data:
Cash and cash equivalents	$33.2	$26.8	$24.4	$51.5	$27.3
Total current assets	799.6	877.7	719.8	710.0	642.1
Goodwill	162.0	513.4	162.0	643.8	643.8
Total assets	2,519.6	2,830.6	2,301.3	2,070.8	2,035.6
Total current liabilities	651.4	541.4	498.2	394.9	347.2
Long-term debt, net	921.6	1,337.2	1,210.2	1,106.3	1,123.0
Total shareholders’ equity (deficit)	3.5	185.6	(172.0)	373.2	338.6
Other financial and operating data:
Total comparable sales versus prior year(b)	24.6%	(3.3)%	(3.6)%	1.9%	(1.4)%
Adjusted EBITDA(c)	$222.2	$79.6	$162.6	$258.0	$261.8
Free cash flow(d)	160.5	(230.1)	(103.4)	58.0	59.2

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	Thirty-Nine Weeks Ended		Fiscal Year-Ended(a)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
Total capital expenditures, net of landlord contributions(e)	25.3	59.7	69.5	41.0	38.5
Gross margin rate	50.6%	50.3%	49.3%	50.6%	51.2%
Adjusted EBITDA as a percentage of net sales(c)	11.6%	5.2%	7.3%	11.1%	11.3%
Total retail locations	857	867	867	869	865
Total retail location square footage	18,823	18,963	18,963	18,956	18,870

(a)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”
(b)

Total comparable sales are defined as net sales from locations that have been open one year or more, including joann.com. Net sales are included in the total comparable sales calculation on the first day of the thirteenth month following a location’s opening. In conjunction with the expansion, downsize or relocation of a location, the net sales results from that location are excluded from the total comparable sales calculation until the first day of the first month following the one-year anniversary of that location’s expansion, downsize or relocation. Further, in a 53-week year, net sales of the first 52 weeks are compared to the comparable 52 weeks of the prior period.

(c)

We define Adjusted EBITDA as net income (loss) plus income tax provision (benefit), net, debt-related (gain) loss and depreciation and amortization, as further adjusted to eliminate the impact of certain non-cash items and other items that we do not consider indicative of our ongoing operating performance, including strategic initiatives, COVID-19 costs, technology development expense stock-based compensation expense, loss on disposal and impairment of fixed and operating lease assets, goodwill and trade name impairment, sponsor management fees, location pre-opening and closing costs excluding loss on disposal of fixed assets and other one-time costs. We describe these adjustments reconciling net income (loss) to Adjusted EBITDA in the applicable table below.

We present Adjusted EBITDA, which is not a recognized financial measure under GAAP, because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA following this offering, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to compare our performance against that of other peer companies using similar measures; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest and principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

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•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do.

The following is a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	Thirty-Nine Weeks Ended		Fiscal Year Ended(1)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
Net income (loss)	$174.0	$(188.5)	$(546.6)	$35.3	$96.5
Income tax provision (benefit)	17.6	(22.8)	12.1	10.3	(31.0)
Interest expense, net	55.0	77.6	101.9	101.1	95.4
Debt related (gain) loss(2)	(152.9)	—	(3.8)	2.4	0.9
Depreciation and amortization(3)	60.2	57.7	78.0	76.2	78.6
Strategic initiatives(4)	4.1	7.8	9.0	7.3	3.4
COVID-19 costs(5)	48.4	—	—	—	—
Technology development expense(6)	3.6	3.7	6.4	3.9	3.5
Stock-based compensation expense	1.1	0.9	1.2	0.6	1.0
Loss on disposal and impairment of fixed and operating lease assets	3.6	0.4	1.0	3.2	1.4
Goodwill and trade name impairment(7)	—	130.4	486.8	—	—
Sponsor management fee	0.8	3.8	5.0	5.0	5.0
Location pre-opening and closing costs excluding loss on disposal of fixed assets	5.0	6.8	9.2	6.0	4.4
Other(8)	1.7	1.8	2.4	6.7	2.7

Adjusted EBITDA	$222.2	$79.6	$162.6	$258.0	$261.8

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”
(2)	“Debt related (gain) loss” represents gains associated with debt repurchases below par and write off of unamortized fees and original issue discount associated with debt refinancings.
(3)	“Depreciation and amortization” represents depreciation, amortization of intangible assets, amortization of favorable and unfavorable lease rights, and amortization of content costs.
(4)

“Strategic initiatives” represents non-recurring costs to execute various strategic projects, such as costs to design a new prototype for locations, development costs to start up new lines of business as well as costs to design and implement new strategic capabilities (e.g. new sourcing offices or distribution networks).

(5)

“COVID-19 costs” represents premium pay for location team members (including cleaning and location capacity management labor), incremental seasonal clearance associated with location closures, donations for our mask making initiative and additional location cleaning supplies.

(6)	“Technology development expense” represents one-time IT project management and implementation expenses.
(7)

Based on our evaluation for impairment of the carrying amount of goodwill and trade name on our balance sheet. Impairment recorded was driven predominantly by the result of negative total comparable sales and declining margins, primarily resulting from the incremental U.S. tariffs on Chinese imports, along with a weaker than expected peak selling season. See Note 6 —Goodwill and Other Intangible Assets to our unaudited financial statements included elsewhere in this prospectus for further details.

(8)	“Other” represents one-time severance, certain legal, executive leadership transition and business transition expenses.
(d)

We present free cash flow because we believe it assists lenders, investors and analysts in evaluating our ability to maintain and generate incremental liquidity. Free cash flow should not be considered as an alternative to net cash

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provided by operating activities as a liquidity measure. Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments made on capital lease obligations or cash payments for business investments and acquisitions. Free cash flow is not a measurement of financial performance under GAAP, may have limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, net income, net cash provided by operating activities or any other measure of performance derived in accordance with GAAP. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

The following is a reconciliation of our net cash provided by operating activities to free cash flow for the periods presented:

	Thirty-Nine Weeks Ended		Fiscal Year Ended(1)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)	(unaudited)
Net cash provided by operating activities	$185.8	$(170.4)	$(33.9)	$99.0	$97.7
Less: capital expenditures	(28.7)	(64.8)	(78.6)	(48.4)	(44.0)
Plus: total landlord contributions	3.4	5.1	9.1	7.4	5.5

Free cash flow	160.5	(230.1)	(103.4)	58.0	59.2

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”

(e)

We consider total capital expenditures, net of landlord contributions to be a useful non-GAAP measure as it most accurately reflects our actual total cash outlay for capital expenditures to open new locations and complete remodel and relocation projects for existing locations.

The following is a reconciliation of our total capital expenditures to our total capital expenditures, net landlord contributions for the periods presented:

	Thirty-Nine Weeks Ended		Fiscal Year-Ended
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
Total capital expenditures	$28.7	$64.8	$78.6	$48.4	$44.0

Less: landlord contributions	3.4	5.1	9.1	7.4	5.5

Total capital expenditures, net of landlord contributions	25.3	59.7	69.5	41.0	38.5

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RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks described below.

Risks Related to our Business

Evolving U.S. trade regulations and policies, including with China and other Asian countries, have in the past and may in the future have a material and adverse effect on our business, financial condition and results of operations.

Our products are sourced from a wide variety of suppliers, including from suppliers overseas, particularly in China and other Asian countries. In addition, some of the products that we purchase from vendors in the United States also depend, in whole or in part, on suppliers located outside the United States. Any restrictions or tariffs imposed on products that we or our suppliers import for sale in the United States would adversely and directly impact our cost of goods sold. In addition, changes in U.S. trade regulations and policies could have an adverse impact on trade relations between the United States and certain foreign countries, which could materially and adversely affect our relationships with our international suppliers and reduce the supply of goods available to us. Further, we cannot predict the extent to which the United States will adopt changes to existing trade regulations and policies, which creates uncertainties in planning our sourcing strategies and forecasting our margins. For example, in 2018 and 2019, the United States imposed significant tariffs on various products imported from China, including certain products we source from China. The United States has also stated that further tariffs may be imposed on additional products imported from China if a trade agreement is not reached. On January 15, 2020, a “phase one” trade deal was signed between the United States and China and was accompanied by a decision from the United States to cancel a plan to increase tariffs on an additional list of products from China. However, given the limited scope of the phase one agreement, concerns over the stability of bilateral trade relations remain. In addition, the 2020 U.S. presidential election and the resulting transition in the administration has resulted in additional uncertainty regarding the future of U.S. trade relations. At this time, there is no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate the existing tariffs.

If additional tariffs are imposed on our products, or other retaliatory trade measures are taken, our costs could increase and we may be required to raise our prices, which could materially and adversely affect our results. For example, in fiscal year 2020, we raised our prices on certain products primarily in response to increased incremental U.S. tariffs on Chinese imports and subsequently experienced reduced demand for such products and traffic to our locations. Before mitigation, we estimate that incremental U.S. tariffs on Chinese imports in fiscal year 2020 would have amounted to $75 million of additional annual costs, as these tariffs applied to a broad range of our products. Primarily, as a result of the actual and threatened U.S. tariffs on Chinese imports which led to our negative total comparable sales and declining margins, we impaired our recorded goodwill by $481.8 million in fiscal year 2020. Although we have undertaken efforts, including shifting sourcing of programs where appropriate to suppliers outside of China, negotiating with domestic suppliers paying the incremental tariffs on our behalf to absorb a portion of those costs and where possible adjusting materials used to construct our products to qualify for a Harmonized Tariff Code where the Section 301 tariffs do not apply, to mitigate the negative impact of tariff-related cost increases, these efforts may be unsuccessful and/or their implementation could result in further increased costs and disruptions to our operations, further impairment charges and a loss of customers and/or suppliers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further discussion.

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Our inability to respond effectively to competitive pressures, changes in the retail markets and customer expectations could result in lost market share, which could have a material and adverse effect on our business, financial condition and results of operations.

Our inability to respond effectively to competitive pressures, changes in the retail markets and customer expectations could result in lost market share, which could have a material and adverse effect on our business, financial condition and results of operations. Competition is intense in the Creative Products industry. We compete with all of these players for customer attention, shopping visits, exclusive vendor relationships, leadership talent and in some cases front line employees and retail locations. In order to retain and grow our market share, we must remain competitive in the areas of product assortment, price, convenience and customer service. In addition, the retail industry in general is subject to rapid technological change, which may increase the amount of capital we spend in the future as we work to sustain and grow our technological infrastructure and digital commerce capabilities in order to remain competitive. Moreover, we ultimately compete against alternative sources of entertainment and leisure activities for our customers that are unrelated to the Creative Product industry.

We compete with select mass merchants, including Walmart, Inc. and Target Corporation, which dedicate a portion of their selling space to selling Creative Products items. We also compete with specialty retailers in the Creative Products industry, such as The Michaels Companies, Inc. and Hobby Lobby Stores, Inc., as well as smaller regional and local operators. In addition to e-commerce options offered by the retailers mentioned above, we compete with companies that sell fabrics and crafts only over the internet, such as Amazon.com or Fabric.com. Some of our competitors may be larger, more experienced and offer additional products that we cannot offer economically. For example, some of our competitors may offer more options for free and/or expedited shipping for e-commerce sales than we offer. Some competitors have greater financial resources and technology capabilities, better access to merchandise, access to capital markets and debt financing and greater market penetration than we do.

The performance of our competitors as well as changes in their pricing and promotional policies, marketing activities, new location openings, merchandising and operational strategies could impact our sales and profitability. Additionally, as our competitors continue to offer online ordering, ship to home and pickup in-store fulfillment, there is risk that we could lose market share, which could have a material and adverse effect on our business, financial condition and results of operations.

Our business is subject to continued uncertainty with respect to the ongoing COVID-19 pandemic.

In an effort to mitigate the continued spread of the strain of coronavirus disease known as COVID-19, federal, state and local governments, as well as certain private entities, mandated various restrictions, including shelter-in-place orders, stay-at-home orders, travel restrictions, as well as capacity restrictions in our locations and required enhanced cleaning protocols. As a result of these restrictions, approximately half of our locations were temporarily closed, either completely or to in-store traffic, from mid-March 2020 through mid-June 2020. Since that time, certain state and local governments continue to impose retail closure orders and capacity restrictions, impacting some of our locations. In addition, during the pandemic, we negotiated the deferral of certain cash payments with our location landlords; however, the majority of these deferred payments will be remitted over the course of fiscal year 2022. There remains significant uncertainty surrounding the overall impact of the COVID-19 pandemic on our business, including the risk of required capacity restrictions or closing of our locations if certain restrictions are reinstated by state and local authorities. There is no assurance that we will be deemed an essential business or otherwise receive an exemption to the restrictions. As such, we are unable to accurately predict the future impact that the pandemic will have on our business, financial condition and results of operations. Additional potential future impacts include those related to:

•	our ability to meet obligations to our business partners, including under our Credit Facilities and lease obligations;

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•	interruption and delays in our supply chain for key merchandise and operating supplies;

•

the failure of third parties on which we rely, including our suppliers, to meet their obligations to us, which may be caused by their own financial or operational difficulties, travel restrictions and border closures, or disruptions with sourcing raw materials, manufacturing, delivery, shipping, exports or imports;

•	the impact on future consumer demand for our products and services through the remainder of the pandemic or in subsequent periods;

•	the impact on our workforce, including limitations on travel and work locations, quarantines, implementing a smaller workforce, changes in pay and temporary leaves of absence;

•	increased operating costs to execute on our commitment to provide a safe operating environment in our locations, distribution centers and corporate offices;

•	the continued cancellation of in-person group events such as educational classes;

•

any additional government and regulatory restrictions that limit or close operating facilities, such as temporary closures of our locations, the limitation of operating hours and number of customers permitted to shop at one time, or restrict operations of our business partners, suppliers or customers; and

•	credit availability and cost due to disruptions and volatility in the financial markets.

The ultimate impact of the COVID-19 pandemic on our business will be dependent on, among other things, the duration of quarantines and other global travel restrictions, the severity of the virus, the duration of the outbreak and the public’s response to the outbreak. Certain trends relating to the COVID-19 pandemic have positively impacted certain of our merchandise categories, such as mask-making, and consumer demand for our products and services, and while we expect our customers’ purchases for projects that were in direct response to the pandemic, such as mask-making, to decline following the pandemic, it is difficult to ascertain with precision our sales attributable to such projects and there can be no assurances that these positive trends during the COVID-19 pandemic will be sustained through the remainder of the pandemic or in subsequent periods, which could adversely impact our total comparable sales growth and results of operations. The COVID-19 pandemic may also have the effect of heightening other risks disclosed in this “Risk Factors” section.

Failure to attract, develop, motivate and retain qualified team members and effectively manage overall labor costs, including potential increases in minimum wages, could limit our growth and materially and adversely affect our business, financial condition and results of operations.

Our success depends in part upon our ability to attract, develop, motivate and retain large numbers of qualified store support center, distribution center and retail location support personnel who understand and appreciate our culture and are able to adequately represent our brand. The majority of our team members are in entry-level and part-time positions in our locations with historically high rates of turnover. In order to successfully operate our physical network, we are reliant on the ability to recruit, develop, motivate and retain significant numbers of location managers and location team members who are capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our brand, knowledge of our merchandise and the creative projects they support. Our operations and prospects could be adversely affected if we cannot attract and retain qualified management and team members.

Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, prevailing wage rates, rising health care and other insurance costs, uncertainty about

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federal health care policies, minimum wage legislation, unionization of our workers, changes in employment legislation and regulations and changing demographics. As of October 31, 2020, 1.3% of our team members were unionized, all of which work at our Hudson, Ohio distribution center. Our team members’ participation in labor unions could put us at increased risk of labor strikes and disruptions of our operations. In addition, changes in minimum wage laws and other employment laws can have a significant impact on our costs and customer experience if we fail to increase our wages competitively. In particular, in recent years, there have been significant increases in minimum wages in many jurisdictions, with more increases already anticipated in future years. As of October 31, 2020, we employed approximately 27,700 team members, approximately 80% of whom are part-time and paid at or above, but near, applicable minimum wages. Additionally, many of our salaried team members are paid at rates that could be impacted by changes to minimum pay levels for exempt roles. Any increases at the federal, state or municipal level to the minimum pay rate required to remain exempt from overtime pay may adversely affect our business or results of operations. Furthermore, market competition may create further pressure for us to increase the wages paid to our team members or the benefits packages that they receive. If we experience market-driven increases in wage rates or in benefits or if we fail to increase our wages or benefits packages competitively, our ability to attract and retain team members could suffer. Consistently low unemployment rates may increase the likelihood or impact of such market pressures. Any failure to meet our staffing needs, any material increases in team member turnover rates or any increases in overall labor and health care costs could have a material and adverse effect on our business, financial condition and results of operations.

Failure to manage inventory effectively, predict new consumer trends or effectively react to changes in consumer buying habits could materially and adversely affect our business, financial condition and results of operations.

Due to the nature of our business, we purchase much of our inventory well in advance of each selling season. Therefore, our success depends in part on our ability to anticipate and respond in a timely manner to changing customer demands, preferences and buying habits. If we misjudge consumer preferences or demands or fail to timely and effectively react to changes in trends or overall consumer demand, we could have excess inventory that may need to be held for a long period of time, written down, sold at prices lower than expected or discarded in order to clear excess inventory at the end of a selling season. Conversely, if we underestimate consumer demand, we may experience shortages of key items and may not be able to provide products to our customers to meet their demand. Given the project and component nature of our business, these shortages could materially and adversely affect sales of other related products and even conversion of traffic to sales within our locations and on our mobile application and website. We also sometimes experience long lead times for manufacturing and delivery of our products, particularly those that we source directly from foreign suppliers, which further increases inventory carrying costs. A failure to manage our inventory effectively, including a failure to manage inventory theft or loss rates, could have a material and adverse effect on our business, financial condition and results of operations. Additionally, any failure to identify and act upon new Creative Products trends prior to our competitors could provide a competitive advantage to our competitors and have a material and adverse effect on our business, financial condition and results of operations.

In addition, our locations are generally located in strip and “big box” shopping centers, providing us with additional traffic beyond marketing efforts. Shopping center traffic may be adversely affected by, among other things, economic downturns, rising fuel costs, gasoline shortages, the closing of anchor locations, shopping center occupancy rates and mix, new shopping centers and other retail developments, perceived safety of particular shopping centers or changes in customer shopping preferences. A decline in the popularity of visiting shopping centers among our target customers could have a material and adverse effect on customer traffic and our business in general. Additionally, in response to the COVID-19 pandemic, we, or in some cases, key anchor tenants, have experienced mandatory and elective temporary closures in certain shopping centers where our locations are. A continuing reduction in traffic to shopping centers may likely lead to a decrease in our net sales and results of operations, which could have a material and adverse effect on our financial condition and results of operations.

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The seasonality of our sales may negatively impact our operating results.

Our business is highly seasonal, with a significant amount of sales and earnings occurring in the third and, in particular, the fourth fiscal quarters. Our inventory levels and related short-term financing needs also are seasonal, with the greatest requirements occurring during our second and third fiscal quarters as we increase our inventory in preparation for our peak selling season. Our peak selling season generally runs from September through December. Accordingly, the results of a single fiscal quarter, particularly the third and fourth fiscal quarters, should not be relied on as an indication of our annual results or future performance. In addition, any factors that impact our third and fourth fiscal quarter operating results could have a disproportionate effect on our results of operations for the entire fiscal year. If for any reason our third and fourth fiscal quarter results were substantially below expectations, our operating results for the full year would be materially and adversely affected, and we could have substantial excess inventory, including in seasonal merchandise, that we would have limited time to liquidate.

We increasingly depend on e-commerce, and our failure to successfully manage this channel and deliver a convenient omni-channel shopping experience to our customers could have a material and adverse effect on our business, financial condition and results of operations.

Expanding e-commerce is an important part of our strategy to grow our omni-channel operations and to potentially access international markets. As a result of the COVID-19 pandemic and the related stay-at-home orders, we have experienced a significant increase in e-commerce demand and consumer demand for certain products, such as those used in mask making. There can be no assurances that this increase in demand will be sustained through the remainder of the pandemic or in subsequent periods, which could adversely impact our total comparable sales growth and results of operations. Omni-channel retailing is rapidly evolving and we must keep pace with customer preferences and expectations. In addition, dependence on e-commerce and omni-channel fulfillment subjects us to certain other risks, including:

•	the failure to successfully implement new systems, system enhancements and internet platforms and keep pace with frequent changes to technology requirements;

•

the failure of our technology infrastructure or the computer systems that operate our mobile application and website, causing, among other things, application and website downtimes, telecommunications issues or other technical failures;

•	inefficiencies or disruptions that prevent us from efficiently and affordably delivering products to our customers;

•	increased competition; and

•	our third party service providers’ ability to protect customer data required to transact business on our digital platforms.

Our customers are increasingly using mobile devices, computers and other devices to shop online for products that we carry. Omni-channel retailing is rapidly evolving and we must keep pace with customer preferences and expectations. There are various risks associated with omni-channel retailing, including the need to keep pace with frequent technology changes, internet security risks and an increased level of competition. Failure to identify and effectively respond to changing consumer tastes, preferences and spending patterns on a timely basis could materially and adversely affect our relationship with our customers and the demand for our products.

Our failure to successfully address and respond to these risks and uncertainties could materially and adversely affect sales, increase costs, diminish our growth prospects and damage the reputation of our brand, each of which could have a material and adverse effect on our business, financial condition and results of operations.

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General economic factors may materially and adversely affect our business, financial condition and results of operations.

General economic conditions may adversely affect our business, financial performance and results of operations. Consumer demand for the products that we sell, as well as our overall cost structure, could be adversely affected by higher interest rates, higher fuel and other energy costs, inflation, deflation, recession, competitive labor markets, lack of available consumer credit, higher consumer debt levels, lack of consumer confidence in future economic conditions, changes in tax laws, overall economic slowdown and/or other economic factors. Our sales generally represent discretionary spending by our customers and thus we may be more susceptible to factors negatively affecting consumer demand than others selling less discretionary products. Lower consumer demand for our products would cause our revenues, and possibly our profitability, to decline, while a prolonged economic downturn could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to maintain or negotiate favorable lease terms.

We lease substantially all of our locations. If lower cost commercial strip shopping center locations are unavailable, whether due to large scale redevelopment of shopping centers or otherwise, we may experience difficulties entering into new leases on favorable terms. In addition, we lease substantially all of our locations generally for extended terms with a typical initial term of 10 years, and we had an average remaining term of obligation of 4.5 years as of October 31, 2020. The majority of our leases contain provisions for base rent and a small number of our leases contain provisions for base rent plus percentage rent based on sales in excess of an agreed upon minimum annual sales level. Although we have the right to terminate some of our leases under specified conditions by making specified payments, we may not be able to terminate a particular lease if or when we would like to do so, which could prevent us from closing or relocating certain underperforming locations. If we decide to close locations, we generally are required to continue paying rent and operating expenses for the balance of the lease term, or to pay to exercise rights to terminate, and the performance of any of these obligations may be expensive. When we assign or sublease vacated locations, we may remain liable on the lease obligations if the assignee or sub-lessee does not perform. Accordingly, we are subject to the risks associated with leasing locations, which can have a material and adverse effect on us.

If we are unable to renew, renegotiate or replace our leases or enter into leases for new locations on favorable terms, our growth and profitability could be harmed, which could have a material and adverse effect on our business, financial condition and results of operations.

We are required to make significant lease payments for our leases, which may strain our cash flow.

We depend on net cash provided by operating activities to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash provided by operating activities, and sufficient funds are not otherwise available to us from borrowings under our Credit Facilities or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

Increased costs related to the production of our merchandise or disruptions in our distribution network could materially and adversely affect our business, financial condition and results of operations.

There are various costs related to the production of our merchandise. Any increase in such costs could have a negative impact on our business. For example, fluctuations in the prices of raw materials or other costs related to the production of our merchandise could cause our product costs to increase. Increases in our merchandise costs or in the prices of the raw materials used to create our merchandise, such as cotton, petroleum or wool used in the production of fabric and other products, could result in significant cost increases for those products. In addition, significant increases in energy costs or wages used in the production of our merchandise

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may cause our suppliers to increase the merchandise cost to us, which could have a material and adverse effect on our business, financial condition and results of operations.

Similarly, disruptions in our distribution network could negatively affect our ability to meet customer demand both in our locations and through our e-commerce business. We operate three distribution centers to support our business. The majority of our inventory is shipped directly from suppliers to our distribution centers where the inventory is then processed, sorted, picked and shipped to our locations. We rely in large part on the orderly operation of this receiving and distribution process, which depends on adherence to shipping schedules and effective management of our distribution network. If any facility is severely damaged or experiences disruptions in operations due to natural disasters or other catastrophic events, labor disagreements, information system issues, shipping problems or any other reasons, our other distribution centers would likely not be able to support the resulting additional distribution demands. In addition, we utilize a variety of fulfillment sources to deliver our e-commerce orders. We rely heavily on the orderly operations of each fulfillment source to receive and manage our inventory, process online orders and deliver directly to customers on a timely basis. Any disruptions in operations whether due to natural disasters, public health epidemics or pandemics, including the ongoing COVID-19 pandemic, catastrophic events, receiving issues, shipping problems, transitioning between fulfillment sources, other operational problems or inefficiencies or any other reasons could have a direct material and adverse effect on our business, financial condition and results of operations, in addition to potentially creating a customer perception issue that could independently have a material and adverse effect on our business, financial condition and results of operations.

We also rely upon various means of transportation, including shipments by air, sea, rail and truck, to deliver products to our distribution centers from vendors, from our distribution centers to our locations, for direct shipments from vendors to locations and to fulfill our customers’ online orders. Any disruptions to the transportation system or increases in transportation costs, for example, due to labor shortages or capacity constraints in the transportation industry, disruptions to the national and international transportation infrastructure, strikes or slow-downs by port or transportation company employees, fuel shortages or transportation cost increases (such as increases in ocean shipping, trucking, or consumer package delivery rates; fuel costs or port fees) could have a material and adverse effect on our business, financial condition and results of operations. Our results of operations may also be adversely affected if we are unable to secure, or are able to secure only at significantly higher costs, adequate transportation resources to meet our needs.

Our ability to meet our strategic goals depends on our ability to identify and implement improvements to our supply chain, including merchandise ordering, transportation, direct sourcing initiatives, distribution center capacity and efficiency and receipt processing, as well as the expansion of our international distribution network. If we are unable to successfully implement enhancements to our distribution systems and processes and fail to achieve the efficiencies required for us to meet our strategic goals, including by increasing our penetration of direct to factory buying relationships to reduce cost and improve product innovation, this could disrupt our supply chain, which could have a material and adverse effect on our business, financial condition and results of operations.

Our reliance on foreign suppliers increases our risks of not obtaining adequate, timely and cost effective merchandise, as well as risks involved in foreign operations and foreign currency translation.

We are heavily dependent on foreign suppliers, particularly manufacturers located in China and other Asian countries. For example, during fiscal year 2020, we purchased approximately 38% of our products directly from manufacturers located in foreign countries and we anticipate that this percentage may increase in coming years. In addition, many of our domestic suppliers purchase most of their products from foreign suppliers. This reliance increases the risk that we will not have adequate and timely supplies of various products due to local political, economic, social or environmental conditions (including acts of terrorism, the outbreak of war or the occurrence of a natural disaster, public health epidemic or pandemic, like the ongoing COVID-19 pandemic), transportation delays (including dock strikes and other work stoppages), restrictive actions by foreign

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governments, or changes in U.S. laws and regulations affecting imports or domestic distribution. Reliance on foreign manufacturers also increases our exposure to trade infringement claims. In addition, as part of our global sourcing strategy, we have undertaken efforts to diversify the countries from where we source products, which exposes us to increased risks associated with sourcing products from countries where we have limited or no prior operating experience, such as risks associated with complying with unfamiliar laws and regulations (including uncertainty regarding the interpretation, application and enforceability of laws and regulations relating to contract and intellectual property rights), ensuring that our suppliers comply with fair labor practices and human rights laws, ensuring that we comply with the Foreign Corrupt Practices Act and other anti-corruption laws and regulations, adapting to local cultures, standards and practices and overcoming limited personnel and lack of resources in foreign countries. Any of these risks could cause us to materially alter our business practices related to sourcing and/or impact our profitability resulting in a material and adverse effect on our business, financial condition and results of operations.

If any of our suppliers have practices that are not legal or accepted in the United States, consumers may develop a negative view of us, our brand image could be damaged, and we could become the subject of boycotts by our customers and/or interest groups. Further, if our suppliers violate labor or other laws of their own country, these violations could cause disruptions or delays in their shipments of merchandise. We conduct periodic audits at various suppliers and have terminated relationships with suppliers from time to time based on the results of those audits. However, there is no guarantee that we can identify all issues from such audits and therefore we rely in part on suppliers’ representations certifying their compliance with applicable laws. If our goods are manufactured using illegal or unacceptable labor practices in these countries, or other countries from which our suppliers source the product we purchase, our ability to supply merchandise for our locations without interruption, our brand image and, consequently, our sales may be materially and adversely affected.

Additionally, reductions in the value of the U.S. dollar or revaluation of the Chinese currency, or other foreign currencies, could ultimately increase the prices that we pay for our products. Further, all of our products manufactured overseas and imported into the United States are subject to duties collected by the U.S. Customs Service. We may be subjected to additional duties, significant monetary penalties, the seizure and forfeiture of the products we are attempting to import or the loss of import privileges if we or our suppliers are found to be in violation of U.S. laws and regulations applicable to the importation of our products. If duties were to be significantly increased, it could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the expected benefits from the implementation of marketing initiatives.

We may not be able to successfully execute our marketing initiatives, such as changes in the appearance, content and distribution of our advertising, our continued focus on digital marketing (including social media, mobile applications and web tactics such as display marketing, brand partnerships and digital video), new vendor programs and improved merchandising processes, and may fail to realize the intended benefits and growth prospects associated with these initiatives. For example, we may be unable to leverage and grow our digital customer database and social media marketing due to lack of engagement or technology challenges.

Product assortment, price, convenience and customer service have a significant influence on consumers’ choices among competing products and brands. We may fail to meet assumptions underlying estimates of expected revenue growth or overall cost savings from marketing initiatives or renovations of our locations, particularly if economic conditions deteriorate. If we misjudge consumer response to our existing or future promotional activities, our business, results of operations and financial condition could suffer, which could have a material and adverse effect on our business, financial condition and results of operations.

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Our continued growth depends on our ability to successfully implement our strategic initiatives, which are subject to a variety of risks and uncertainties.

We are in the process of implementing a location refresh initiative focused on improving the profitability of our existing locations by renovating those locations and enhancing the product offerings within those locations. This initiative has required and will continue to require significant incremental capital expenditures, and the capital required to implement the initiative across our remaining locations may be more than we expect. Additionally, the success of our location refresh initiative depends on the availability of enhanced locations, our ability to grow market share relative to our direct competitors in the same area as our refreshed locations, cost of materials or labor required to execute our refresh projects and ongoing economic viability of the areas where our refreshed locations operate, many of which are outside of our control. Further, as a result of the COVID-19 pandemic, we delayed several of our location refresh projects and may continue to experience additional costs and delays.

We have also implemented a number of cost savings initiatives, including investing in product sourcing initiatives, talent for our indirect spend procurement function and supply chain initiatives to support our e-commerce growth. There can be no assurance that our location refresh initiative, our cost savings initiatives or any future strategic initiatives will be successful, will result in the expected benefits or will be achieved on the anticipated timeframe, or at all. If we are unable to successfully implement our strategic initiative on favorable terms or at all, or if our initiatives are unsuccessful, our business, financial condition and results of operations could be materially and adversely affected.

Any inability to balance merchandise bearing our proprietary brands with the third-party branded merchandise we sell may have an adverse effect on our sales and gross margin.

Our proprietary branded merchandise represents a significant portion of our net sales. Our proprietary branded merchandise generally has a higher gross margin than the comparable third-party branded merchandise we offer. As a result, we may determine that it is best for us to continue to hold or increase the penetration of our proprietary brands in the future. However, carrying our proprietary brands may limit the amount of third-party branded merchandise we can carry and, therefore, there is a risk that the customers’ perception that we offer the appropriate breadth of assortment for many major brands could decline. By maintaining or increasing the amount of our proprietary branded merchandise, we are also exposed to greater risk, as we may fail to anticipate trends correctly. In addition, to the extent our proprietary brands underperform, our overall brand and reputation may be harmed. These risks, if they occur, could have a material and adverse effect on our business, financial condition and results of operations.

Any difficulty executing or integrating an acquisition, business combination or other strategic transaction could materially and adversely affect our business, financial condition and results of operations.

We have made strategic acquisitions and investments in the past to help drive our growth and pursue strategic initiatives, and we intend to pursue similar opportunities in the future. Any difficulty in executing or integrating an acquisition, business combination or other strategic transaction may result in our inability to achieve anticipated benefits from these transactions in the time frame that we anticipate, or at all, which could adversely affect our business or results of operations. Such transactions may also disrupt the operation of our current activities and divert management’s attention from other business matters. In addition, our Credit Facilities place certain limited constraints on our ability to make an acquisition or enter into a business combination, and future borrowing agreements could place tighter constraints on such actions.

Loss of key senior management executives could have a material and adverse effect on our business, financial condition and results of operations.

We are dependent on the services, abilities and experiences of our key senior management team to execute on our business and operating strategies. The loss of one or more key senior executives could hinder our

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ability to implement our strategic and operational plans and may have a material effect on us. If we found it necessary to replace one or more key senior executives, delays in hiring the new executive(s) or our inability to effectively integrate the newly-hired executive(s) into our business processes, controls, systems and culture may also have a material and adverse effect on our business, financial condition and results of operations.

Our total assets include intangible assets, goodwill and substantial amounts of property and equipment. Changes in estimates or projections used to assess the fair value of these assets, the ongoing effective use of those assets in our business or operating results underlying those assets that do not fully support their value, may cause us to incur impairment charges that could materially and adversely affect our business, financial condition and results of operations.

Our total assets include intangible assets, goodwill and substantial amounts of property and equipment. Under current accounting guidelines, we must assess, at least annually, whether the value of goodwill and other intangible assets has been impaired. For example, during fiscal year 2020 and in connection with our annual impairment assessment of goodwill and trade name impairment, we recognized a non-cash goodwill impairment charge of $481.8 million and a non-cash trade name impairment charge of $5.0 million, which were driven primarily by the incremental U.S. tariffs on Chinese imports, along with a weaker than expected peak selling season. See “Risk Factors—Risks Related to our Business—Evolving U.S. trade regulations and policies, including with China and other Asian countries, have in the past and may in the future have a material and adverse effect on our business, financial condition and results of operations” for further discussion regarding tariffs.

We can make no assurances that we will not record any additional impairment charges in the future. Any future reduction or impairment of the value of tangible assets, goodwill, our trade name or other intangible assets will similarly result in charges against earnings, which could materially and adversely affect our reported business, financial condition and results of operations in future periods.

Failure to comply with various regulations may result in damage to our business.

Various federal and state laws govern our relationship with, and other matters pertaining to, our team members, including wage and hour laws, laws governing independent contractor classifications, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers’ compensation rules and anti-discrimination laws. Any claim that alleges a failure by us to comply with any of the foregoing laws and regulations may subject us to fines, penalties, injunctions, litigation and/or potential criminal violations, which could adversely affect our reputation, business, financial condition and operating results. We have been party to such lawsuits in the past, including in class action lawsuits, and may be subjected to similar suits in the future. In addition, any changes to existing employment laws or regulations or any new employment laws or regulations that are adopted may make it more difficult and costly for us to operate our business and in turn adversely affect our operating results.

Our global operations also expose us to risks and challenges associated with conducting business internationally, including with our foreign suppliers, and our results of operations may be adversely affected by our efforts to comply with U.S. laws which apply to international operations, such as the Foreign Corrupt Practices Act, U.S. economic sanctions laws and U.S. export control laws, as well as the laws of other countries, including laws related to product safety and consumer protection, privacy and taxation. Economic sanctions laws in the United States may prohibit us from transacting with or in certain countries and with certain individuals or companies. In the United States, the U.S. Department of the Treasury’s Office of Foreign Assets Control administers and enforces laws, Executive Orders and regulations establishing certain U.S. economic and trade sanctions. As we expand our global presence, we expect our exposure to these risks and challenges to increase, such as with respect to compliance with foreign data privacy laws and tax laws.

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Federal, state and foreign governments have enacted or may enact laws or regulations regarding privacy and data security and the collection and use of personal information. We strive to comply with all such laws and regulations; it is possible, however, that these requirements may change, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules or may conflict with our practices. Further, security breaches in our information systems could result in a violation of applicable U.S., state and/or international privacy and other laws, and subject us to private litigation and governmental investigations and proceedings, any of which could result in our exposure to material civil or criminal liability. Compliance with current and future applicable U.S., state and international privacy, cybersecurity and related laws can be costly and time-consuming. Significant capital investments and other expenditures could also be required to remedy cybersecurity incidents and prevent future breaches, including costs associated with additional security technologies, personnel, experts and call centers and credit monitoring services for those whose data has been breached. Our cyber insurance coverage may not be sufficient to cover such costs. These costs, which could be material, could adversely impact our results of operations in the period in which they are incurred and may not meaningfully limit the success of future attempts to breach our information technology systems. Our failure, or our vendors’ failure, to comply with the regulatory requirements concerning privacy and enhanced regulatory and litigation activity focused on privacy and data security issues could also have a material and adverse effect on our business, financial condition and results of operations.

Additionally, we are regularly involved in various litigation matters that arise in the ordinary course of our business, including liability claims, employment-related claims, contract disputes, claims arising under consumer protection laws and regulations and allegations that we have infringed third party intellectual property rights.

Our marketing programs, e-commerce initiatives and use of consumer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could materially and adversely affect our business, financial condition and results of operations.

The success of our marketing and e-commerce initiatives are dependent on our ability to collect, maintain, process and use data obtained through our interactions with customers online. Our use of this information is subject to evolving federal, state and foreign laws and enforcement trends. Failure to comply with existing and future laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes, may impede our ability to effectively engage customers via personalized marketing tactics, increase our potential monetary liability, damage our reputation and adversely affect our business and operating results. We are impacted, in particular, by the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020 and is intended to enhance privacy rights and consumer protection for residents of California. Furthermore, in November 2020, California voters passed the California Privacy Rights and Enforcement Act of 2020, which amends and expands the CCPA with additional data privacy compliance requirements that may adversely impact our business, and establishes a regulatory agency dedicated to enforcing these requirements. In the event that we are unable to timely comply with the new compliance demands, or new compliance regimes as a result of expanding our business, significant fines or penalties could result and could adversely affect our reputation and have a material and adverse effect on our business, financial condition and results of operations.

As we are subject to U.S. federal, state, and local income taxation, and, to a much lesser extent, Chinese taxation, any adverse developments in applicable tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law.

We are subject to income taxation at the federal level and by most states and certain municipalities because of the scope of our retail operations and our corporate and financing structure. In addition, income earned by our foreign sourcing office in Shanghai is subject to Chinese taxation. In determining our income tax

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liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing corporate and financing structure have been implemented in a manner we believe is in compliance with current prevailing laws, one or more U.S. states or foreign jurisdictions could also seek to impose incremental or new taxes on us. Any adverse developments in these laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations.

Risks Related to our Reliance on Third Parties

A disruption in relationships with third parties could materially and adversely affect our business, financial condition and results of operations.

We rely on third parties to support our business, including, among other things, portions of our technology development and support and certain payment processing services. If we are unable to contract with third parties having the specialized skills needed to support those strategies or integrate their products and services with our business, if we fail to properly manage those third parties, or if they fail to meet our performance standards and expectations, including with respect to data security, then our reputation, sales, and results of operations could be adversely affected. In addition, we could face increased costs or be limited in finding replacement providers or hiring and retaining team members to provide these services in-house.

Significant failures by suppliers from whom our products are sourced and the need to transition to other qualified suppliers could materially and adversely affect our business, financial condition and results of operations.

Our business success is highly dependent on our ability to find qualified suppliers who can deliver products and services in a timely and efficient manner and in compliance with our vendor standards and all applicable laws and regulations. Many of our suppliers are small companies with limited resources and lack of financial flexibility. Some of our suppliers are susceptible to cash flow issues, production difficulties, quality control issues and problems in delivering agreed-upon quantities of products or services meeting the contractual requirements, on schedule and in compliance with regulatory requirements, including those of the Consumer Product Safety Improvement Act of 2008 and state product safety laws. We may be unable, if necessary, to return products to these suppliers and obtain refunds of our purchase price or obtain reimbursement or indemnification from them if their products or services prove defective, not in compliance with contractual or regulatory requirements or in violation of third party intellectual property rights. In addition, many of our product suppliers require extensive advance notice of our requirements in order to supply products in the quantities we desire. This long lead time requires us to place orders far in advance of the time when certain products will be offered for sale, exposing us to shifts in demand. In addition, some of our suppliers may be unable to withstand a downturn in economic conditions. The inability of key suppliers to access financing, or their insolvency, could lead to their failure to deliver merchandise or services. If we are unable to procure products and services when needed, our sales and cash flows could be negatively impacted. Significant failures on the part of our key suppliers could have a material and adverse effect on our business, financial condition and results of operations.

The products we sell are sourced from a wide variety of domestic and international vendors. Global sourcing has become an increasingly important part of our business, as we have undertaken efforts to increase the amount of product we source directly from overseas manufacturers who may be new to our supplier network. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner could be a significant challenge, especially with respect to goods sourced from outside the United States. Any issues related to transitioning suppliers or delays in identifying suppliers from additional countries to execute our global sourcing strategy could materially and adversely affect our revenue and gross profit.

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Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may materially and adversely affect our business, financial condition and results of operations.

We are subject to regulations by a variety of federal, state and international regulatory authorities, including the Consumer Product Safety Commission. As of October 31, 2020, we were utilizing approximately 680 merchandise suppliers. Since a majority of our merchandise is manufactured in foreign countries, one or more of our vendors may not adhere to product safety requirements or our quality control standards, and we may not identify the deficiency before merchandise ships to our locations. Any issues of product safety, including but not limited to those manufactured in foreign countries, could cause us to recall some of those products. If our vendors fail to manufacture or import merchandise that adheres to our quality control standards, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales, especially if a recall occurs near or during a seasonal period. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, or additional labor costs associated with readying merchandise for sale. Long lead times on merchandise ordering cycles increase the difficulty for us to plan and prepare for potential changes to applicable laws.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

We may face risks related to our indebtedness.

Our indebtedness and lease obligations could adversely affect our ability to raise additional capital to fund our operations, limit our flexibility in operating our business, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the debt instruments. We had $929.7 million in debt outstanding as of October 31, 2020. We also had $159.4 million available for borrowing under our ABL Facility, before giving effect to the amendment and restatement of our ABL Facility on November 25, 2020. In addition, in July 2018, we executed an interest rate cap agreement, which, as of October 31, 2020, applied to an aggregate notional value of $682.9 million of our term debt, which is intended to mitigate interest rate risk associated with future changes in interest rates for borrowings on our term loans. Regardless of our attempts to mitigate our exposure to interest rate fluctuations through the interest rate cap agreement, we still have exposure for the uncapped amounts under the term loans, which remain subject to a variable interest rate. As a result, an increase in interest rates could result in a substantial increase in interest expense. In fiscal year 2020, our total interest expense was $101.9 million and in the thirty-nine weeks ended October 31, 2020, our total interest expense was $55.0 million.

Our indebtedness and lease obligations could have important consequences to us, including:

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, investments and general corporate or other purposes;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that are less leveraged;

•	increasing our vulnerability to general economic and industry conditions;

•	exposing us to the risk of increased interest rates as the borrowings under our Credit Facilities are at variable rates of interest;

•

requiring a portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities; and

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•

making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations under our indebtedness. In addition, we may incur additional indebtedness in the future, subject to the terms of our Credit Facilities, which could magnify the risks that we currently face.

The terms of our Credit Facilities impose operating and financial restrictions on us that may impair our ability to respond to changing barriers and economic conditions.

The agreements governing our Credit Facilities contain a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to:

•	pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	create liens;

•	make investments, loans and advances;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	prepay certain junior indebtedness;

•	make certain changes to our lines of business; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, the credit agreement governing our ABL Facility requires that we maintain a minimum fixed charge coverage ratio if excess availability is less than a specified percentage of the lesser of (i) the borrowing base and (ii) our maximum revolving commitments at any time. Our ability to meet this requirement can be affected by events beyond our control, and we may not be able to meet this ratio. A breach of any of these covenants could result in an event of default under our Credit Facilities and/or other agreements containing cross-default provisions, which could result in our lenders accelerating our debt by declaring amounts outstanding under our debt instruments, including accrued interest, to be immediately due and payable. If we are unable to pay those amounts, the lenders under our Credit Facilities could proceed against the collateral granted to them to the extent such collateral secures such indebtedness. We may not be able to generate sufficient cash to service our indebtedness or satisfy our obligations upon an event of default, and may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

In addition, our variable rate indebtedness may use LIBOR as a benchmark for establishing the interest rate applicable to the indebtedness. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The Alternative Reference Rates Committee has proposed the Secured Overnight

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Financing Rate, or SOFR, as its recommended alternative to LIBOR, and the Federal Reserve Bank of New York began publishing SOFR rates in April 2018. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. It is unknown whether SOFR or any potential alternative reference rate will attain market acceptance as replacements for LIBOR and, as such, the potential effect on our results from operations is unknown.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our Credit Facilities will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings in addition to our Credit Facilities to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends, if any, is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from operations to allow us and them to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

Risks Related to Intellectual Property, Information Technology and Data Privacy

If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends in large part on our brand image and our ability to build and maintain brand loyalty. Our company’s name, logo, domain name and our proprietary brands and our registered and unregistered trademarks are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, trade dress, patent, copyright and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and other proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles related to securing additional intellectual property rights will not arise as we expand our products and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we have created for our company, which could cause our sales to decline. We cannot guarantee that the operation of our business does not, and will not in the future, infringe or violate the rights of third parties. Litigation may be necessary to protect or enforce our intellectual property rights, or to defend against third party claims. Any such litigation, regardless of merit, is inherently uncertain and could be time-consuming and result in substantial costs and

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diversion of our resources, causing a material and adverse effect on our business, financial condition and results of operations. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline. If we are found to infringe or violate the rights of a third party, we may be forced to stop offering, or to redesign, certain products or services, to pay damages or royalties, and to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

Most of our intellectual property has not been registered outside of the United States and we cannot always prohibit other companies from using our unregistered trademarks in foreign countries. Use of our trademarks in foreign countries by others could materially and adversely affect our identity in the United States and cause our sales to decline.

Failure to adequately maintain the security of and prevent unauthorized access to our electronic and other confidential information, including customer and team member personal information, could materially and adversely affect our business, financial condition and results of operations.

We are dependent upon automated information technology processes, and a large portion of our business operations is conducted electronically, increasing the risk of interception or attack that could cause loss or misuses of data, system failure or disruption of operations. As part of our normal business activities, we collect and store certain confidential information, including personal information with respect to customers and team members. We share some of this information with vendors who assist us with certain aspects of our business. Moreover, the success of our e-commerce operations depends upon the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We and/or our third-party vendors, some of our competitors and other companies have in the past experienced data security breaches involving team member and customer personal and financial information, including fraudulent activity on payment cards, and we could suffer a similar attack in the future. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Improper activities by unauthorized third parties, unidentified security vulnerabilities within applications or platforms we utilize, exploitation of encryption technology, new data-hacking tools and discoveries and other events or developments may result in a future compromise or breach of our networks, or those of third parties with whom we do business, payment card terminals or other payment systems. The techniques used by criminals to obtain unauthorized access to systems or sensitive data change frequently and often are not recognized until after being launched against a target, and accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures and there may be a significant delay between the initiation of an attack on our systems and our recognition of the attack. New or changing risk profiles related to data security could require that we expend significant additional resources to enhance our information security systems.

Any failure on the part of us or our vendors to maintain the security of our confidential data and our team members’ and customers’ personal information, including via the penetration of our network and the misappropriation of confidential and personal information, could result in business disruption, theft of funds and other monetary loss, weaker than expected sales, significant negative media attention, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs, and also could result in deterioration in our team members’ and customers’ trust and confidence in us and other competitive disadvantages, and thus have a material and adverse impact on us. Investigations into a data breach, including how it occurred, its consequences and our responses, by state and federal agencies would possibly lead to fines, other monetary relief and/or injunctive relief that could materially increase our data security costs, adversely impact how we operate our information systems and collect and use customer information, and put us at a competitive disadvantage with other retailers. Furthermore, payment card networks with payment cards impacted by a data breach may pursue claims against us, either directly or through our acquiring banks.

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In addition, while we currently qualify for self-assessment of compliance with the Payment Card Industry Data Security Standard, or PCI DSS, a failure to maintain our PCI DSS certification could result in our inability to accept credit and debit card payments or subject us to penalties and thus could have a material and adverse effect on our business, financial condition and results of operations.

Intentional or accidental disruptions to our information systems, including our mobile application and primary e-commerce website, or our failure to adequately support, maintain, secure and upgrade these systems could materially and adversely affect our business, financial condition and results of operations.

We depend on a variety of information systems for the efficient functioning of our business and rely on continued and unimpeded access to the internet and we have in the past experienced disruptions of these information systems, resulting in disruptions to our business including the ability for customers to transact on our website and in our locations. We are heavily dependent upon our mobile application as a means of generating online and in-store sales, along with growing customer engagement and perception of our brand. Our mobile application is hosted by a third party and supported by another outside development firm. In addition, joann.com, our website platform, is operated using a software-as-a-service, or SaaS, model provided to us by an independent third party. We also rely on our order management system, which is provided by a third party, to route all of our e-commerce orders for proper fulfillment. Any failures or interruption of our mobile application, website or order management system, or incidents or failures experienced by our third party service providers, could harm our ability to serve our customers through these channels, which could adversely affect our business and operating results.

In addition, we rely on our information systems to effectively process transactions, manage inventory and purchase, sell and ship goods on a timely basis. We also rely on measures designed into these systems to manage and maintain the privacy of customer, vendor and other third party data, summarize and analyze results and maintain cost-efficient operations. Intentional or accidental disruptions to our information systems or our failure to adequately support, maintain and upgrade these systems could harm sales and have a material and adverse impact on us. To the extent we have implemented and continue to implement SaaS solutions and run applications on infrastructure hosted by third parties in the future, we will be subject to increased reliance on external partners and unique risks related to change management and loss of data.

Any material disruption or slowdown of our systems could, among other things, cause information to become lost or inaccurate, cause delays or other problems for our internal operations and customers and generate negative publicity. We may experience operational problems with our information systems as a result of power outages, computer and telecommunication failures, database corruption, denial-of-service attacks, viruses and other malicious software programs, security breaches, natural disasters, cyber-attacks, acts of war and terrorist and criminal activities, employee usage errors or other causes. Cyber incidents may result in loss of sensitive data, intellectual property or funds. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, therefore, we may be unable to implement adequate preventive measures. If our computer systems are damaged or cease to function properly, we may have to make a significant investment to recover, fix or replace them or to increase our cyber security protections, and we may suffer interruptions in our operations in the interim, damage to our reputation, legal and financial exposure and potentially a material and adverse effect on us. In addition, such interruptions could negatively impact customer experience and customer confidence. We also rely heavily on our information technology staff. Our inability to meet staffing needs could adversely impact our technology and business initiatives and maintenance on existing systems, which could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to payment-related risks.

We accept payments using a variety of methods, including cash, check, credit card, debit card, gift cards and direct debit from a customer’s bank account. For existing and future payment options that we offer to our

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customers, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payment options), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide certain payment processing services, including the processing of credit cards, debit cards, electronic checks and gift cards. In each case, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We also are subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card-issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments and our business, financial condition and operating results could be materially and adversely affected.

Risks Related to our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on                 , or otherwise or how active and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the common stock that you buy.

Negotiations between us, the Selling Shareholders and the underwriters will determine the initial public offering price for our common stock, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:

•	variations in our operating results compared to market expectations or any guidance given by us, or changes in our guidance or guidance practices;

•	changes in the preferences of our customers;

•	low total comparable sales growth and gross margins compared to market expectations;

•	delays in the planned execution of our refresh and assortment optimization projects and other key strategic initiatives;

•	the failure of securities analysts to cover us after this offering or changes in financial estimates by the analysts who cover us, our competitors or the retail industry in general;

•	economic, legal and regulatory factors unrelated to our performance;

•	changes in consumer spending or the economy;

•	increased competition or stock price performance of our competitors;

•	announcements by us or our competitors of new locations, capacity changes, strategic investments or acquisitions;

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•	actual or anticipated variations in our or our competitors’ operating results, and our competitors’ growth rates;

•	future sales of our common stock or the perception that such sales may occur;

•	changes in senior management or key personnel;

•

changes in laws or regulations, or new interpretations or applications of laws and regulations that are applicable to our business; lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	action by institutional shareholders or other large shareholders;

•

events beyond our control, such as war, terrorist attacks, transportation and fuel prices, natural disasters, severe weather and widespread illness or pandemics, including developments relating to the COVID-19 pandemic; and

•	the other factors listed in this “Risk Factors” section.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the common stock, regardless of our operating performance. In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management’s attention from other business concerns, regardless of the outcome of such litigation.

Because LGP owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

We are controlled by LGP, which currently owns     % of our common stock and will own approximately    % after the consummation of this offering. Accordingly, LGP currently controls the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. The directors LGP elects have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to shareholders. Even if LGP were to own or control less than a majority of our total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock.

LGP may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, LGP’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our shareholders from realizing a premium over the market price for their common stock.

Additionally, LGP is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. LGP may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Shareholders should consider that the interests of LGP may differ from their interests in material respects.

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We are a “controlled company” within the meaning of the                rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, LGP will continue to control a majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of                 corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of                 rules and may elect not to comply with certain corporate governance requirements of                 , including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to rely on all of the exemptions listed above. If we do utilize the exemptions, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. As a result, our board of directors and those committees may have more directors who do not meet                 ’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the                .

Sales of a substantial number of shares of our common stock in the public market by our existing shareholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Substantially all of our existing shareholders are subject to lock-up agreements with the underwriters of this offering that restrict the shareholders’ ability to transfer shares of our common stock for         days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. After this offering, we will have                outstanding shares of common stock based on the number of shares outstanding as of                , 2021. Subject to limitations,                shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition,                  shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Further, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could have a material and adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of    % of our outstanding common stock will have rights, subject to certain conditions such as the         -day lock-up arrangement described above, to require us to file registration

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statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. Registration of these shares under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material and adverse effect on the trading price of our common stock.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing shareholders for their shares. As a result, you will incur immediate dilution of $                 per share, representing the difference between the assumed initial public offering price of $                 per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our as adjusted net tangible book value (deficit) per share after giving effect to this offering. See “Dilution.”

We may allocate the net proceeds from this offering in ways that you and other shareholders may not approve.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Because our executive officers hold or may hold restricted shares or option awards that will vest upon a change of control, these officers may have interests in us that conflict with yours.

Our executive officers hold or may hold restricted shares and options to purchase shares that would automatically vest upon a change of control. As a result, these officers may view certain change of control transactions more favorably than an investor due to the vesting opportunities available to them and, as a result, may have an economic incentive to support a transaction that may not be viewed as favorable by other shareholders.

We may change our dividend policy at any time.

Although following this offering we initially expect to pay quarterly dividends to holders of our common stock, we have no obligation to pay any dividend, and our dividend policy may change at any time without notice. The declaration and amount of any future dividends is subject to the discretion of our board of directors in determining whether dividends are in the best interest of our shareholders based on our financial performance and other factors and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy.” Future dividends may also be affected by factors that our board of directors deems relevant, including our potential future capital requirements for investments, legal risks, changes in federal and state income tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. As a result, we may not pay dividends at any rate or at all.

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Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the DGCL could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders, including transactions in which shareholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the shareholders’ agreement) to fill any vacancy on the board;

•	limiting the ability of shareholders to remove directors without cause;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further shareholder approval, to thwart a takeover attempt;

•

prohibiting shareholder action by written consent (and, thus, requiring that all shareholder actions be taken at a meeting of our shareholders), if LGP ceases to own, or has the right to direct the vote of, at least 50% of the voting power of our common stock;

•

eliminating the ability of shareholders to call a special meeting of shareholders, except for LGP, so long as LGP owns, or has the right to direct the vote of, at least 50% of the voting power of our common stock;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual shareholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our certificate of incorporation or bylaws if LGP ceases to own, or has the right to direct the vote of, at least 50% of the voting power of our common stock.

In addition, while we have opted out of Section 203 of the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the shareholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

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Generally, a “business combination” includes a merger, asset or stock sale or other transaction provided for or through us resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock and the affiliates and associates of such person. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation will provide that LGP, its affiliates and any of its direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who qualifies as an “interested stockholder” to effect certain business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors in order to avoid the shareholder approval requirement if our board of directors approves either the business combination or the transaction that results in the shareholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that our shareholders may otherwise deem to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware or federal district courts of the United States will be the sole and exclusive forum for certain types of lawsuits, which could limit our shareholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the amended and restated certificate of incorporation or the proposed bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

General Risks

Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may

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include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions, governmental investigations and other proceedings. Some historical and current legal proceedings and future legal proceedings may purport to be brought as class actions on behalf of similarly situated parties including with respect to employment-related matters. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely affect our business, financial condition and results of operations.

Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

We maintain third party insurance coverage against various liability risks and risks of property loss, including data security breach and directors’ and officers’ liability insurance coverage. Potential liabilities associated with those risks or other events could exceed the coverage provided by such arrangements resulting in significant uninsured liabilities, which could have a material and adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish or cease publishing research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about us or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and, if required, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will be required to comply with Section 404 in full (including an auditor attestation on

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management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and PCAOB rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our common stock may be adversely affected, and we could become subject to sanctions or investigations by                 , the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Natural disasters, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events, such as civil unrest in a country in which our suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics (such as the ongoing COVID-19 outbreak), unusual weather conditions or cyberattacks, could adversely affect our operations and financial

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performance. Such events could result in physical damage to or destruction or disruption of one or more of our properties (including our corporate offices, distribution centers and locations) or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations, supply chain disruptions, data, utility and communications disruptions, fewer customers visiting our locations, including due to quarantines or public health crises, the inability of our customers to reach or have transportation to our locations directly affected by such events and the inability to operate our e-commerce business. In addition, these events could cause a temporary reduction in consumer sales or the ability to sell our products or could indirectly result in increases in the costs of our insurance if they result in significant loss of property or other insurable damage. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and global financial markets and economies. Any of these developments could have a material and adverse effect on our business, financial condition and results of operations.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements include those we make regarding the following matters:

•	the effects of potential changes to U.S. trade regulations and policies, including tariffs, on our business;

•	developments involving our competitors and our industry;

•	potential future impacts of the COVID-19 pandemic;

•

our ability to timely identify or effectively respond to consumer trends, and the potential effects of that ability on our relationship with our customers, the demand for our products and our market share;

•	our expectations regarding the seasonality of our business;

•	our ability to manage the distinct risks facing our e-commerce business and maintain a relevant omni-channel experience for our customers;

•	our ability to maintain or negotiate favorable lease terms;

•	our ability to anticipate and effectively respond to disruptions or inefficiencies in our distribution network, e-commerce fulfillment function and transportation system;

•	our ability to execute on our growth strategy to renovate and improve the performance of our existing locations;

•	our ability to execute on our cost-saving initiatives;

•	our ability to attract and retain a qualified management team and other team members while controlling our labor costs;

•	the impact of our debt and lease obligations on our ability to raise additional capital to fund our operations and maintain flexibility in operating our business;

•	our reliance on and relationships with third party service providers;

•	our reliance on and relationships with foreign suppliers and their ability to supply us with adequate, timely, and cost-effective product supplies;

•	our ability to maintain security and prevent unauthorized access to electronic and other confidential information;

•	the impacts of potential disruptions to our information systems, including our websites and mobile applications;

•	our ability to respond to risks associated with existing and future payment options;

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•	our ability to maintain and enhance a strong brand image;

•	our ability to maintain adequate insurance coverage;

•	our status as a “controlled company” and LGP’s control of us as a public company; and

•	the impact of evolving governmental laws and regulations and the outcomes of legal proceedings.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

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USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of shares in this offering will be approximately $                 million, based on the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of the over-allotment option to purchase additional shares from us, for general corporate purposes. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us will be approximately $                 million, after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock in this offering by the Selling Shareholders. We have agreed to pay the expenses of the Selling Shareholders related to this offering other than the underwriting discounts and commissions.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Each increase (decrease) of                  shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                , assuming an initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

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DIVIDEND POLICY

As a public company we anticipate paying a quarterly dividend to holders of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our shareholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Certain Indebtedness,” “Risk Factors—Risks Related to our Capital Structure, Indebtedness and Capital Requirements—We are a holding company with no operations of our own, and we depend on our subsidiaries for cash” and “Risk Factors—Risks Related to our Common Stock and this Offering—We may change our dividend policy at any time.”

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of October 31, 2020:

•	on an actual basis;

•

on an as adjusted basis, to give effect to: (i) the filing and effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws and (ii) the issuance and sale by us of                 shares of our common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

The information discussed below is illustrative only, and our cash and cash equivalents and capitalization following the consummation of this offering will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Indebtedness” and the consolidated financial statements and related notes included elsewhere in this prospectus.

(In millions, except per share data)	Actual	As Adjusted(1)
Cash and cash equivalents	$33.2	$

Long-term debt, including current maturities:
ABL Facility(2)	217.0
First Lien Facility	635.4
Second Lien Facility	77.3

Total debt	929.7
Shareholders’ equity (deficit):
Preferred stock; $0.01 par value per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding as adjusted	—
Common stock; $0.01 par value per share; 2,125,000 shares authorized, 428,765 shares issued and 406,405 shares outstanding, actual; shares authorized, shares issued and shares outstanding as adjusted	—
Additional paid-in capital	124.6
Retained (deficit)	(107.3)
Accumulated other comprehensive loss	(0.5)
Treasury stock at cost; 22,360 shares outstanding actual, shares outstanding as adjusted	(13.3)

Total shareholders’ equity	3.5

Total capitalization	$933.2	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total shareholders’ equity and total capitalization by $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of                      shares in the

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number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total shareholders’ equity and total capitalization by $ million, assuming the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.
(2)	Subsequent to October 31, 2020, we entered into an amendment and extended the maturity date and increased our borrowing capacity under the ABL Facility to up to $500.0 million.

The number of shares of common stock to be outstanding after this offering excludes:

•	35,939.118 shares of common stock issuable upon the exercise of options outstanding under the 2012 Equity Plan as of October 31, 2020 at a weighted average exercise price of $524.80 per share; and

•

                 additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective.

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DILUTION

If you purchase any of the shares offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share that you pay in this offering and our as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

Net tangible book value (deficit) is total tangible assets less total liabilities, which is not included within shareholders’ equity. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit) by the aggregate number of shares of common stock outstanding.

Our net tangible book value (deficit) as of October 31, 2020 was $(537.3) million, or $(1,322.16) per share of common stock. Our as adjusted net tangible book value (deficit) as of October 31, 2020 was $         million, or $         per share of common stock.

After giving further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, our as adjusted net tangible book value as of October 31, 2020 would have been $                million, or $                per share. This represents an immediate increase in as adjusted net tangible book value of $                per share to our existing shareholders and an immediate dilution of $                per share to new investors purchasing shares of common stock in this offering. Dilution in as adjusted net tangible book value (deficit) represents the difference between the price per share paid by investors in this offering and our net tangible book value per share of immediately after the offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of October 31, 2020 before this offering	$
Increase in as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering
As adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value by $                , or $                per share, and the dilution per common share to new investors in this offering by $                per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase of                      shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase the as adjusted net tangible book value per share by $                and decrease the dilution per share to new investors by $                , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and estimated offering expenses payable by us. A decrease of                      shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted net tangible book value per share by $                and increase the dilution per share to new investors by $                , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and estimated offering expenses payable by us.

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Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders to                , or approximately     % of the total shares of common stock outstanding after this offering, which will increase the number of shares held by new investors to ,                or approximately     % of the total shares of common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $                per share, and the dilution in net tangible book value per share to investors in this offering would be $                per share.

The following table summarizes, as of October 31, 2020, on an as adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing shareholders or to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing shareholders			%	$			%	$

New investors

Total		100%			$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $                 million and total consideration paid by all shareholders and average price per share paid by all shareholders by $                 million and $                 per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of                  shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $                 million and total consideration paid by all shareholders and average price per share paid by all shareholders by $                 million and $                 per share, respectively, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and tables assume the underwriters do not exercise their option to purchase additional shares in this offering. If the underwriters fully exercise their option to purchase                 additional shares of our common stock from us in this offering, the as adjusted net tangible book value per share would be $                per share and the dilution to new investors in this offering would be $                 per share. If the underwriters fully exercise their option, the number of shares held by new investors will increase to                 shares of our common stock, or approximately     % of the total number of shares of our common stock outstanding after this offering, including the shares to be sold by the Selling Shareholders.

The number of shares of common stock to be outstanding after this offering excludes:

•	35,939.118 shares of common stock issuable upon the exercise of options outstanding under the 2012 Equity Plan as of October 31, 2020 at a weighted average exercise price of $524.80 per share; and

•

                additional shares of common stock reserved for future issuance under our 2021 Equity Incentive Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective.

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To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

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SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following selected consolidated statements of operations and cash flow data for the fiscal years ended February 1, 2020, February 2, 2019 and February 3, 2018 and the consolidated balance sheet data for the fiscal years ended February 1, 2020 and February 2, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following selected consolidated statements of operations and cash flow data for the fiscal years ended January, 28, 2017 and January 30, 2016 and the consolidated balance sheet data as of February 3, 2018, January 28, 2017 and January 30, 2016 from our audited consolidated financial statements not included in this prospectus.

We have derived the following selected consolidated statements of operations and of cash flow data for the thirty-nine weeks ended October 31, 2020 and November 2, 2019 and our consolidated balance sheet data as of October 31, 2020 and November 2, 2019 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion are necessary to fairly state the financial information set forth in those statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Thirty-Nine Weeks Ended		Fiscal Year Ended(a)
(In millions, except for share data)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016
Statements of consolidated income (loss) data:
Net sales	$1,921.5	$1,545.6	$2,241.2	$2,324.8	$2,314.3	$2,284.8	$2,358.7
Cost of sales	949.8	768.6	1,135.9	1,148.3	1,130.3	1,124.9	1,195.4
Selling, general and administrative expenses	818.2	723.0	977.4	951.4	943.4	924.5	944.5
Depreciation and amortization	59.8	57.3	77.5	76.0	78.8	80.2	87.7
Goodwill and trade name impairment	—	130.4	486.8	—	—	—	—

Operating profit (loss)	93.7	(133.7)	(436.4)	149.1	161.8	155.2	131.1
Interest expense, net	55.0	77.6	101.9	101.1	95.4	97.9	100.1
Debt related (gain) loss	(152.9)	—	(3.8)	2.4	0.9	6.8	(19.7)

Other income	—	—	—	—	—	—	(0.7)
Income (loss) before income taxes	191.6	(211.3)	(534.5)	45.6	65.5	50.5	51.4
Income tax provision (benefit)	17.6	(22.8)	12.1	10.3	(31.0)	18.7	18.3

Net income (loss)	$174.0	$(188.5)	$(546.6)	$35.3	$96.5	$31.8	$33.1

Earnings per common share(b):
Basic
Diluted
Weighted-average common shares outstanding(b):
Basic
Diluted
Consolidated statements of cash flows data:
Net cash provided by (used for) operating activities	$185.8	$(170.4)	$(33.9)	$99.0	$97.7	$90.2	$56.1

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	Thirty-Nine Weeks Ended		Fiscal Year Ended(a)
(In millions, except for share data)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016
Net cash used for investing activities	(28.2)	(64.8)	(79.5)	(49.7)	(50.8)	(30.1)	(39.9)
Net cash (used for) provided by financing activities	(148.8)	210.5	86.3	(25.1)	(42.3)	(125.5)	(58.1)

Balance sheets data:
Cash and cash equivalents	$33.2	26.8	$24.4	$51.5	$27.3	$22.7	$88.1
Total current assets	799.6	877.7	719.8	710.0	642.1	605.1	646.5
Goodwill	162.0	513.4	162.0	643.8	643.8	640.0	640.0
Total assets	2,519.6	2,830.6	2,301.3	2,070.8	2,035.6	2,029.0	2,123.5

Total current liabilities	651.4	541.4	498.2	394.9	347.2	312.3	296.0
Long-term debt, net	921.6	1,337.2	1,210.2	1,106.3	1,123.0	1,178.6	1,289.4
Total shareholders’ equity (deficit)	3.5	185.6	(172.0)	373.2	338.6	241.6	208.7
Other financial and operating data:
Adjusted EBITDA (c)	$222.2	$79.6	$162.6	$258.0	$261.8	$252.9	$240.6
Adjusted EBITDA as a percentage of net sales (c)	11.6%	5.2%	7.3%	11.1%	11.3%	11.1%	10.2%

(a)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”
(b)

Calculated using comprehensive income (loss), which is not included in this table. See our audited and unaudited consolidated statements of comprehensive income (loss) included elsewhere in this prospectus for further details.

(c)

We define Adjusted EBITDA as net income (loss) plus income tax provision (benefit), net, debt-related (gain) loss and depreciation and amortization, as further adjusted to eliminate the impact of certain non-cash items and other items that we do not consider indicative of our ongoing operating performance, including strategic initiatives, COVID-19 costs, technology development expense, stock-based compensation expense, loss on disposal and impairment of fixed and operating lease assets, goodwill and trade name impairment, sponsor management fees, location pre-opening and closing costs excluding loss on disposal of fixed assets and other one-time costs. We describe these adjustments reconciling net income (loss) to Adjusted EBITDA in the applicable table below.

We present Adjusted EBITDA, which is not a recognized financial measure under GAAP, because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA following this offering, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to compare our performance against that of other peer companies using similar measures; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs;

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•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest and principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do.

The following is a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	Thirty-Nine Weeks Ended		Fiscal Year Ended (1)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018	January 28, 2017	January 30, 2016
Net income (loss)	$174.0	$(188.5)	$(546.6)	$35.3	$96.5	$31.8	$33.1
Income tax provision (benefit)	17.6	(22.8)	12.1	10.3	(31.0)	18.7	18.3
Interest expense, net	55.0	77.6	101.9	101.1	95.4	97.9	100.1
Debt related (gain) loss (2)	(152.9)	—	(3.8)	2.4	0.9	6.8	(19.7)
Other income	—	—	—	—	—	—	(0.7)
Depreciation and amortization (3)	60.2	57.7	78.0	76.2	78.6	79.3	86.2
Strategic initiatives (4)	4.1	7.8	9.0	7.3	3.4	0.6	1.4
COVID-19 costs (5)	48.4	—	—	—	—	—	—
Technology development expense (6)	3.6	3.7	6.4	3.9	3.5	1.1	—
Stock-based compensation expense	1.1	0.9	1.2	0.6	1.0	1.1	1.1
Loss on disposal and impairment of fixed and operating lease assets	3.6	0.4	1.0	3.2	1.4	2.0	6.4
Goodwill and trade name impairment(7)	—	130.4	486.8	—	—	—	—
Sponsor management fee	0.8	3.8	5.0	5.0	5.0	5.0	5.0
Location pre-opening and closing costs excluding loss on disposal of fixed assets	5.0	6.8	9.2	6.0	4.4	5.5	5.7
Other (8)	1.7	1.8	2.4	6.7	2.7	3.1	3.7

Adjusted EBITDA	$222.2	$79.6	$162.6	$258.0	$261.8	$252.9	$240.6

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks. See “Basis of Presentation.”
(2)	“Debt related (gain) loss” represents gains associated with debt repurchases below par and write off of unamortized fees and original issue discount associated with debt refinancings.
(3)	“Depreciation and amortization” represents depreciation, amortization of intangible assets, amortization of favorable and unfavorable lease rights, and amortization of content costs.
(4)

“Strategic initiatives” represents non-recurring costs to execute various strategic projects, such as costs to design a new prototype for locations, development costs to startup new lines of business, as well as costs to design and implement new strategic capabilities (e.g. new sourcing offices or distribution networks).

(5)

“COVID-19 costs” represents premium pay for location team members (including cleaning and location capacity management labor), incremental seasonal clearance associated with location closures, donations for our mask making initiative and additional location cleaning supplies.

(6)	“Technology development expense” represents one-time IT project management and implementation expenses.
(7)

Based on our evaluation for impairment of the carrying amount of goodwill and trade name on our balance sheet. Impairment recorded was driven predominantly by the result of negative total comparable sales and declining margins, primarily resulting from the incremental U.S. tariffs on Chinese imports, along with a weaker than expected peak selling

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season. See Note 6—Goodwill and Other Intangible Assets to our unaudited financial statements included elsewhere in this prospectus for further details.
(8)	“Other” represents one-time severance, certain legal, executive leadership transition and business transition expenses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to the last day of January. Accordingly, references herein to references herein to “fiscal year 2018” relate to the 53 weeks ended February 3, 2018, references herein to “fiscal year 2019” relate to the 52 weeks ended February 2, 2019 and references herein to “fiscal year 2020” relate the 52 weeks ended February 1, 2020. The third quarter of fiscal year 2021 ended on October 31, 2020, and the third quarter of fiscal year 2020 ended on November 2, 2019, and both three-quarter periods include thirty-nine weeks. References herein to “third quarter of fiscal year 2021” relate to the thirteen weeks ended October 31, 2020, “second quarter of fiscal year 2021” relate to the thirteen weeks ended August 1, 2020, “third quarter of fiscal year 2020” relate to the thirteen weeks ended November 2, 2019 and “second quarter of fiscal year 2020” relate to the thirteen weeks ended August 3, 2019.

Overview

JOANN is the nation’s category leader in Sewing and one of the fastest growing players in the arts and crafts category. The Creative Products industry is a large and growing market in excess of $40 billion that is currently experiencing a significant acceleration in response to multiple secular themes of which we are a key beneficiary. As a well-established and trusted brand for over 75 years, we believe we have a deep understanding of our customers, what inspires their creativity and what fuels their incredibly diverse projects. Since 2016, we have embarked on a strategy to transform JOANN, which has helped us pivot from a traditional retailer to a fully-integrated, digitally-connected provider of Creative Products. These efforts were refined over the past four years to enable 369% growth in omni-channel sales, 25% growth in total comparable sales, an increase in net (loss) income from ($188.5) million to $174.0 million and 179% growth in Adjusted EBITDA in the thirty-nine weeks ended October 31, 2020, compared to the same period in the prior fiscal year. See “—Non-GAAP Financial Measures” below for a reconciliation of net income (loss) income to Adjusted EBITDA.

As the nation’s category leader in Sewing with approximately one-third market share, we believe we offer the broadest selection of products while being committed to providing the most inspiration, helpful service and education to our customers. While we continue to gain market share and solidify this leadership position in Sewing, which represented 49% of our total net sales in the last twelve months ended October 31, 2020, we have also been growing share and believe we have further significant share opportunity in the arts and crafts category. We are well-positioned in the marketplace and have multiple competitive advantages, including our broad assortment, established omni-channel platform, multi-faceted digital interface with customers and skilled and knowledgeable team members. We offer an extensive assortment, consisting of approximately 95,000 SKUs in-store and over 245,000 SKUs online, across Creative Product categories. Over 50% of our in-store net sales cannot be directly comparison- shopped because of our strong and growing own-brand portfolio, including our copyrighted or proprietary fabric patterns and designs and our factory direct relationships. We have expanded access to this broad assortment through e-commerce and digital capabilities that complement our physical network, drive customer engagement and deliver an exceptional customer experience while supporting consistently strong gross margins. Through our omni-channel platform, we serve our customers in a differentiated manner by offering several convenient fulfillment options, including BOPIS, curbside pick-up and

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ship-to-home offerings. Our omni-channel platform operates at a large scale, having generated $423 million in net sales in the twelve months ended October 31, 2020 and having more than quadrupled in size through the thirty-nine weeks ended October 31, 2020 compared to that same period in fiscal year 2020. Our data-driven digital capabilities further reinforce our relationship with our customers. Customers connect with us through our newly re-designed mobile-first website, joann.com, and our widely-used mobile application with over 11.8 million downloads. As of the end the third quarter of fiscal year 2021, we had over 69 million addressable customers in our vast database, over 16 million customers in our email database and 4.5 million customers in our SMS text database. These points of differentiation are reinforced by our knowledgeable, friendly and trusted team members, a significant number of whom are sewing and craft enthusiasts, who offer a service-oriented experience for our customers that we believe cannot be replicated by mass retailers or pure play online players.

In 2016, we accelerated our journey to transform JOANN by reinventing the in-store and digital customer experience. We recruited talent at every level of the company and across all key business areas to complement our existing expertise. This undertaking has resulted in significant enhancements to our value proposition, including reinvigorating our core merchandise assortment, refreshing our branding, developing a location refresh prototype and improving the customer experience. We improved our assortment by conducting a systematic review of all categories at a product-level and all displays at a location-level in order to optimize sales and gross margin. We have also expanded our data-driven digital footprint, which includes our extensive digital marketing assets, CRM system, social media platforms and e-commerce capabilities. We better understand our customers through our centralized database that brings together how each customer interacts in our physical and digital properties and provides a holistic view of their behavior. We are able to utilize this data to drive engagement with our brand, create loyalty and inspire, educate and ensure we are increasing our share of customer spend through timely and relevant marketing. By using data and digital contact channels, including email and SMS digital display, and leveraging our mobile application, we are able to contact customers with personalized content and provide the convenience to shop wherever and however they choose. We believe that these core initiatives and transformational investments have driven our performance and increased customer engagement over the last several years and strategically position us to continue to create long-term value. This momentum was temporarily interrupted in fiscal year 2020 by the unanticipated headwind of incremental U.S. tariffs on Chinese imports that we estimate, before mitigation, would have amounted to $75 million of additional annual costs, as these tariffs applied to a broad range our products. However, after working to partially offset their effects and having incorporated the balance of these tariffs into our cost base, we are driving strong operating profit growth across both our locations and e-commerce platform as well as achieving margin expansion.

Factors Affecting Our Business

Overall economic trends. The overall economic environment and related changes in consumer behavior have a significant impact on our business. Spending by customers on our products and services is primarily discretionary, and as a result generally positive economic conditions create increased discretionary household income that promotes higher levels of spending across our business. However, the creative activities we support tend to be lower cost than other leisure activities, which could protect us to a certain degree from economic downturns. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, availability of consumer credit, interest rates, tax rates and inflation, and fuel and energy costs. Macroeconomic factors can also affect our input and labor costs, notably inflation, as our financial results and ability to invest in the business are directly impacted by increases or decreases in the cost of goods and services required in our operations and initiatives. In addition to inflation, our input and labor costs are impacted by mandated costs such as minimum wages and trade policies, most significantly tariffs and duties on our products imported from foreign countries. The implementation of incremental U.S. tariffs on Chinese imports in particular has had a significant impact on our cost of goods sold, product demand and sourcing strategies. Before mitigation, we estimate that incremental U.S. tariffs on Chinese imports in fiscal year 2020 would have amounted to $75 million of additional annual costs, as these tariffs applied to a broad range of our products.

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The COVID-19 pandemic. As described below, the COVID-19 pandemic has had and is expected to continue to have a substantial impact on our business.

Consumer demand for our products and services. Our industry supports activities that are discretionary in nature and can be highly influenced by consumer trends. Our ability to achieve our desired results, including attracting new customers and growing share of spend with existing customers, depends on our ability to develop compelling product assortments and services delivered within a convenient and engaging shopping experience. Moreover, due to the nature of our business, we purchase much of our inventory well in advance of each selling season. If we misjudge consumer preferences and demand for certain products, we could be faced with excess inventories that would impact our net sales and profits.

Size and loyalty of our customer database. Our ability to effectively market to our customers is a critical component of our business success. We tier our customers based on total sales volume and frequency of purchase. For the thirty-nine weeks ended October 31, 2020, 30% of our net sales were generated by our top three million customers. Our recent success is also being largely driven by new customers added to our database, as 14% of our net sales for the thirty-nine weeks ended October 31, 2020 were generated by new customers added to our database over that same time period.

Competition. The Creative Products industry includes national players and mass merchandisers that provide assortments in many of our categories albeit typically with more limited breadth, local shops that tend to feature select categories (e.g. quilting and yarn shops) and pure play e-commerce providers. We compete with all of these players for customer attention, shopping visits, exclusive vendor relationships, leadership talent and in some cases front line employees and retail locations. Our ability to be effective across all of those points of competition has a significant effect on our results of operations.

Effective development and sourcing of products. Our business success requires that we provide relevant and innovative products to our customers at competitive prices. Development of those products is dependent on effective relationships with key suppliers and in many cases internal development of new products or application of current consumer trends to existing product lines. Our ability to develop, promote and apply our exclusive brands to new products is a critical component of building competitive assortments that drive our sales. Our ability to effectively source products, including through factory direct relationships, allows us to offer assortments a competitive prices while maintaining profitable product margins.

Management of inventory and our supply chain. We maintain an average of 95,000 SKUs per location and over 245,000 SKUs through our e-commerce platforms. The high number of SKUs required to support our business as well as the need to introduce new products and manage seasonality create complexity in our operations. We also sometimes experience long lead times for manufacture and delivery of our products, particularly those that we source directly from foreign suppliers, which further increases inventory carrying costs. The ability to effectively forecast product demand, maintain a high number of vendor relationships and order volume, replenish and allocate product and manage distribution and logistics are all critical to our success. Issues with any of these processes could result in lost sales or excess inventories which would have a negative impact on our results of operations.

Investments in our locations, technology, infrastructure, team members and new business opportunities. We have made, and will continue to make, significant investments in our business and operations. We believe these investments have laid the foundation for our results of operations and continued profitable growth. Refreshing our locations, enhancing our omni-channel and other customer-facing and supporting technologies, strengthening our core business processes, adding talent while developing our current team and making investments in ventures that augment our current business are critical to sustaining a vibrant enterprise that will drive strong financial results.

Seasonality in quarterly results. Historically, our net sales and operating profits have been materially higher in our third and fourth fiscal quarters, particularly in the months of September through December,

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coinciding with fall and holiday selling seasons. We incur significantly higher expenses and working capital needs in April through August in order to procure inventory to support higher levels of sales activity later in the year. Our ability to generate cash flow or otherwise finance increased costs in the earlier portion of our fiscal year is critical to achieving strong net sales and operating profit in our historically busier fall and holiday seasons.

53rd week. Our fiscal year ends on the Saturday closest to January 31 (for example, fiscal year 2018 ended on February 3, 2018). Fiscal year 2018 consisted of 53 weeks and our fiscal year 2019 and fiscal year 2020 each consisted of 52 weeks. Fiscal years in which there are 53 weeks will see increased net sales and expenses from the additional week.

Effects of COVID-19 on Our Business

We continue to closely monitor the impact of the COVID-19 outbreak on all facets of our business. We have taken actions to protect the safety of our team members and customers and to manage the business through the resulting fluid and challenging environment.

In late 2019, an outbreak of COVID-19 emerged and by March 11, 2020 was declared a global pandemic by The World Health Organization. Federal, state, and local governments have since implemented various restrictions, including travel restrictions, border closings, restrictions on public gatherings, quarantining of people who may have been exposed to the virus, shelter-in-place restrictions and limitations on business operations. In response to government closure orders, we were forced to close hundreds of our locations. During the second half of March 2020 and the beginning of April 2020, approximately half of our locations were closed, either completely or to in-store traffic. However, we immediately began working diligently with local and national government officials in advocating that our business and the products we sell were essential in the fight against COVID-19, and therefore exempt from shelter-in-place and stay-at-home orders. Over the ensuing weeks, we began to re-open many of our locations across the country. Initially, many of these locations were re-opened for curbside pick-up only via our BOPIS ordering process. At the beginning of the second quarter of fiscal year 2021, we had fewer than 30 locations fully closed and roughly 400 locations open for curbside pick-up only, and by mid-June 2020, all locations were fully operational and open to walk-in traffic. Throughout the entirety of the third quarter of fiscal year 2021, all locations remained opened other than for temporary deep cleanings required to maintain sanitation protocols or for weather and other related hazards. Since that time, certain state and local governments have continued to impose retail closure orders and capacity restrictions, impacting some of our locations. During this time, our ability to fulfill e-commerce orders via both our BOPIS and ship-to-home programs without interruption has had a significant positive impact on our financial performance. We have also experienced an increase in sales in certain merchandise categories due to the effects of the pandemic, as consumers created personal protective equipment, or PPE, such as face masks, and engaged in more DIY projects due to additional time spent at home. This increase in activity has led to significant additions to our marketing database, which has grown by over eight million customers in the thirty-nine weeks ended October 31, 2020. Our ability to directly market to these new customers through our robust and efficient digital channels has led to repeat purchases across a broad array of our merchandise assortments. We have also experienced declines in sales of a limited number of categories that are tied to activities that are restricted due to the pandemic such as special occasion fabrics used by customers that plan a wedding or that make their own Halloween costumes. In addition, we incurred additional supply chain expenses to ensure we were adequately stocked on key merchandise and to mitigate supply interruptions that the pandemic caused. Throughout the pandemic, we have worked closely with our suppliers to manage flow of inventory and prioritize our most urgently required merchandise, as in many cases our needs have varied from earlier expectations and our suppliers have often needed to react to their own challenges presented by COVID-19. While it is difficult to estimate the sales to date that have been attributable to PPE-making, we expect our customers’ purchases for these projects to decline following the pandemic, which may cause fluctuations in our short-term results of operations. However, we view the significant number of new customers and increased engagement by new and current customers as an

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encouraging signal for the future of our business. We also believe the rapid adoption by customers of our digital and omni-channel offerings is a highly scalable platform that we can leverage to increase sales and reduce costs.

In response to the pandemic, we have instituted modified or reduced hours, as well as reduced occupancy limits, for all of our locations. In certain jurisdictions, our occupancy is further limited by the relevant government authority. We have also implemented, and may need to take further steps to, make adjustments to staffing levels and location configurations to reflect not only applicable restrictions and guidelines but also potential levels of consumer engagement. We are prioritizing the health and safety of our team members and customers and, to that end, we have instituted the following guidelines within all locations:

•

requiring all team members in our locations to perform a health screening before each shift, which includes temperature checks, and instructing team members to stay home if they exhibit any COVID-19 symptoms;

•	putting up signs and other indicators to promote social distancing while shopping and standing in line;

•	implementing increased cleaning and sanitization practices throughout the location, with additional focus on high-traffic and high-touch areas such as carts, cutting counters and checkout counters;

•	wearing a face mask or face shield; and

•	conducting a pre-opening checklist in each location each day.

Our steps to manage operation of our locations during the pandemic have added costs to our business, some of which are non-recurring in nature, including, but not limited to premium pay for our hourly employees as well as incremental labor hours and supplies to maintain sanitation and social distancing protocols. These precautions may change from time to time as local conditions and applicable health mandates change, and therefore, it is possible we may be required to temporarily close locations or limit our operations. See “Risk Factors—Risks Relating to our Business—Our business is subject to continued uncertainty with respect to the ongoing COVID-19 pandemic.”

How We Assess the Performance of Our Business

In assessing our performance, we consider a variety of performance and financial measures. The key GAAP measures include net sales, cost of sales, selling, general and administrative expenses and operating profit. In addition, we also review other important non-GAAP metrics such as Adjusted EBITDA and other performance indicators such as total comparable sales.

Net Sales

Net sales are derived from direct retail sales to customers in our locations and online, net of merchandise returns, discounts and coupons, and excluding sales tax. Growth in net sales is impacted by total comparable sales, new location openings, location refreshes and closures.

Total Comparable Sales

Total comparable sales are an important measure throughout the retail industry. This measure allows us to evaluate how our location base and e-commerce business are performing by measuring the change in period-over-period net sales in locations that have been open for the applicable period. We define total comparable sales as net sales for all locations that were open for at least 12 months from their grand open date and were in operation during all of both periods being compared. In addition, total comparable sales include our e-commerce

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sales generated via joann.com (online sales for all products) and creativebug.com (online sales of digital videos for crafting projects). There may be variations in the way in which some of our competitors and other retailers calculate comparable sales. As a result, data in this prospectus regarding our total comparable sales may not be comparable to similar data made available by other retailers.

Gross Margin

Gross margin is calculated as net sales less cost of sales. Cost of sales consists primarily of the direct cost of merchandise sold at our locations and through our e-commerce platforms, along with several other costs including freight expense, vendor allowances and cash discounts, inventory shrink and clearance activity. We define gross margin rate as gross margin divided by net sales.

Our calculations of gross margins may not be directly comparable to those of our competitors. Some retailers include all of the costs related to their distribution network in cost of sales, while we exclude the indirect portion from gross margin and include it within selling, general and administrative expenses, or SG&A expenses. We include distribution costs that are directly associated with the acquisition of our merchandise and delivery to our locations in cost of sales. These costs are primarily freight incurred when we receive merchandise shipments from the vendor to our distribution centers or directly to our locations and also when we ship merchandise from our distribution centers to our locations. Freight incurred to ship e-commerce orders to our customers is also included in our cost of sales. These freight costs as well as duties, including tariffs, related to import purchases and internal transfer costs are considered to be direct costs of our merchandise and, accordingly, are recognized as cost of sales when the related merchandise is sold.

Purchasing, receiving, warehousing, fulfillment of e-commerce orders (excluding shipping costs) and other costs of our distribution network (including depreciation) and location occupancy costs are considered to be period costs not directly attributable to the value of merchandise and, accordingly, are expensed as incurred as SG&A expenses.

Selling, General and Administrative Expenses

SG&A expenses consist of various costs related to supporting and facilitating the sale of merchandise in our locations and via our e-commerce platforms. These costs include but are not limited to location, distribution center and administrative payroll, employee benefits, stock-based compensation, occupancy, facility and operating costs for our locations, distribution centers and corporate office, advertising expenses, payment card acceptance and interchange fees, location pre-opening and closing costs and other administrative expenses.

Non-GAAP Financial Measures

We present Adjusted EBITDA, which is not a recognized financial measure under GAAP, because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to compare our performance against that of other peer companies using similar measures; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants.

We define Adjusted EBITDA as net income (loss) plus income tax provision (benefit), net, debt-related (gain) loss and depreciation and amortization, as further adjusted to eliminate the impact of certain non-cash items and other items that we do not consider indicative of our ongoing operating performance, including

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strategic initiatives, COVID-19 costs, technology development expense, stock-based compensation expense, loss on disposal and impairment of fixed and operating lease assets, goodwill and trade name impairment, sponsor management fees, location pre-opening and closing costs excluding loss on disposal of fixed assets and other one-time costs. The further adjustments are itemized in the table below.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest and principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term incentive compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA as supplemental information to evaluate the results of our ongoing performance.

The following is a reconciliation of our net income (loss) to Adjusted EBITDA for the periods presented:

	Thirty-Nine Weeks Ended		Fiscal Year Ended(1)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
Net income (loss)	$174.0	$(188.5)	$(546.6)	$35.3	$96.5
Income tax provision (benefit)	17.6	(22.8)	12.1	10.3	(31.0)
Interest expense, net	55.0	77.6	101.9	101.1	95.4
Debt related (gain) loss(2)	(152.9)	—	(3.8)	2.4	0.9
Depreciation and amortization(3)	60.2	57.7	78.0	76.2	78.6
Strategic initiatives(4)	4.1	7.8	9.0	7.3	3.4
COVID-19 costs(5)	48.4	—	—	—	—
Technology development expense(6)	3.6	3.7	6.4	3.9	3.5
Stock-based compensation expense	1.1	0.9	1.2	0.6	1.0
Loss on disposal and impairment of fixed and operating lease assets	3.6	0.4	1.0	3.2	1.4
Goodwill and trade name impairment(7)	—	130.4	486.8	—	—
Sponsor management fee	0.8	3.8	5.0	5.0	5.0
Location pre-opening and closing costs excluding loss on disposal of fixed assets	5.0	6.8	9.2	6.0	4.4
Other(8)	1.7	1.8	2.4	6.7	2.7

Adjusted EBITDA	$222.2	$79.6	$162.6	$258.0	$261.8

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(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks.
(2)	“Debt related (gain) loss” represents gains associated with debt repurchases below par and write off of unamortized fees and original issue discount associated with debt refinancings.
(3)	“Depreciation and amortization” represents depreciation, amortization of intangible assets, amortization of favorable and unfavorable lease rights, and amortization of content costs.
(4)

“Strategic initiatives” represents non-recurring costs to execute various strategic projects, such as costs to design a new prototype for locations, development costs to start up new lines of business as well as costs to design and implement new strategic capabilities (e.g. new sourcing offices or distribution networks).

(5)

“COVID-19 costs” represents premium pay for location team members (including cleaning and location capacity management labor), incremental seasonal clearance associated with location closures, donations for our mask making initiative and additional location cleaning supplies.

(6)	“Technology development expense” represents one-time IT project management and implementation expenses.
(7)

Based on our evaluation for impairment of the carrying amount of goodwill and trade name on our balance sheet. Impairment recorded was driven predominantly by the result of negative total comparable sales and declining margins, primarily resulting from the incremental U.S. tariffs on Chinese imports, along with a weaker than expected peak selling season. See Note 6—Goodwill and Other Intangible Assets to our unaudited financial statements included elsewhere in this prospectus for further details.

(8)	“Other” represents severance, certain legal, executive leadership transition and business transition expenses.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated. The following discussion should be read in conjunction with our consolidated financial statements and related notes.

Statement of Consolidated Income Data:

	Thirty-Nine Weeks Ended		Fiscal Year-Ended (1)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
Net sales	$1,921.5	$1,545.6	$2,241.2	$2,324.8	$2,314.3
Gross margin	971.7	777.0	1,105.3	1,176.5	1,184.0
SG&A expenses	818.2	723.0	977.4	951.4	943.4
Depreciation and amortization	59.8	57.3	77.5	76.0	78.8
Goodwill and trade name impairment	—	130.4	486.8	—	—

Operating profit (loss)	$93.7	$(133.7)	$(436.4)	$149.1	$161.8

Other Operational Data:

	Thirty-Nine Weeks Ended		Fiscal Year-Ended (1)
(Dollars in millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018
	(unaudited)
Total comparable sales vs. prior year	24.6%	(3.3)%	(3.6)%	1.9%	(1.4)%
Gross margin rate	50.6%	50.3%	49.3%	50.6%	51.2%
SG&A expenses as a % of net sales	42.6%	46.8%	43.6%	40.9%	40.8%
Operating profit (loss) as a % of net sales	4.9%	(8.7)%	(19.5)%	6.4%	7.0%
Adjusted EBITDA(2)	$222.2	$79.6	$162.6	$258.0	$261.8
Adjusted EBITDA as a % of net sales	11.6%	5.2%	7.3%	11.1%	11.3%
Total retail location count at end of period	857	867	867	869	865

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks.
(2)	See “—Non-GAAP Financial Measures” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss).

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Comparison of the 39 Weeks Ended October 31, 2020 and November 2, 2019

Net Sales

Net sales were $1,921.5 million for the thirty-nine weeks ended October 31, 2020, an increase of $375.9 million or 24.3% compared to the same period in fiscal year 2020. Total comparable sales for the thirty-nine weeks ended October 31, 2020 increased 24.6% compared with a total comparable sales decrease of (3.3)% in the same period in fiscal year 2020. The total comparable sales increase resulted from a significant increase in average transaction value driven by both a higher number of items purchased per transaction and average unit retail value, along with an increase in transactions. Our total comparable sales also grew as a result of increasing customer demand in our digital and omni-channel offerings. We saw strong positive results across most products in our Sewing, arts and crafts and home décor categories.

Gross Margin

Gross margin was $971.7 million for the thirty-nine weeks ended October 31, 2020, an increase of $194.7 million or 25.1% compared to the same period in fiscal year 2020. That increase was primarily driven by an increase in net sales and further supported by an increase in our gross margin rate. Gross margin rate was 50.6% for the thirty-nine weeks ended October 31, 2020, an increase of 30 basis points compared to the thirty-nine weeks ended November 2, 2019. Improvements in product costs obtained through our strategic sourcing efforts and optimization of our promotional discounts were partially offset by incremental U.S. tariffs on Chinese imports, which were not fully reflected in our annual gross margin rates until mid-third quarter of fiscal year 2021, and increases in theft, loss and damage of merchandise inventory, which we refer to as inventory shrink.

We also experienced increases in several costs related to the COVID-19 pandemic, including import costs to expedite delivery of critical merchandise, incremental clearance activity in our spring holiday businesses and cost of donated product related to our community support efforts.

Selling, General and Administrative Expenses

SG&A expenses were $818.2 million for the thirty-nine weeks ended October 31, 2020, an increase of $95.2 million or 13.2% compared to the same period in fiscal year 2020. This increase was driven by location labor, payment card interchange fees and other variable expenses incurred to support higher sales volume. We also incurred incremental one-time expenses throughout the COVID-19 pandemic to maintain protocols that ensure a safe environment for our customers and team members through intensified cleaning and stronger focus on capacity management in our locations. Our pandemic related costs also include additional labor costs associated with premium pay provided from April through October to all of our essential hourly location team members. Finally, we provided for increases in expected payments under our incentive compensation plans based on our favorable financial performance year to date compared to our expectations.

As a percentage of net sales, SG&A expenses for the thirty-nine weeks ended October 31, 2020 were 42.6%, a decrease of 420 basis points compared to the same period in fiscal year 2020. This improvement was driven by our ability to leverage our net sales increase against expenses that have grown more slowly, even after absorbing incremental expenses to manage through the COVID-19 pandemic.

Depreciation and Amortization

Depreciation and amortization expense was $59.8 million in the thirty-nine weeks ended October 31, 2020, an increase of $2.5 million compared to the same period in fiscal year 2020. This increase was driven primarily by investments in location refresh and technology projects in fiscal year 2020.

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Goodwill Impairment

There were no goodwill impairment losses recorded in the thirty-nine weeks ended October 31, 2020 due to no indication of impairment. We did record an impairment charge of $130.4 million in the thirty-nine weeks ended November 2, 2019, which were predominantly the result of negative total comparable sales and declining margins, driven primarily by the incremental U.S. tariffs on Chinese imports, along with a weaker than expected peak selling season. See Note 6—Goodwill and Other Intangible Assets to our unaudited financial statements included elsewhere in this prospectus for further details.

Interest Expense

Interest expense for the thirty-nine weeks ended October 31, 2020 was $55.0 million, a decrease of $22.6 million compared to the same period in fiscal year 2020. This decrease in interest expense was due to lower average borrowings and lower interest rates as a result of decreases in LIBOR rates. The average debt level in the thirty-nine weeks ended October 31, 2020 was $1,122.2 million compared to $1,246.8 million in the thirty-nine weeks ended November 2, 2019.

We had $929.7 million of debt outstanding (face value) as of October 31, 2020 versus $1,363.5 million as of November 2, 2019.

Debt Related Gain

During the thirty-nine weeks ended October 31, 2020, we repurchased $347.1 million in face value of the term loans provided pursuant to our Term Loan Facilities, at an average of 54% of par, resulting in a $152.9 million gain, which is included in debt related gain within the accompanying consolidated statements of comprehensive income (loss) and the accompanying consolidated statements of cash flows included elsewhere in this prospectus. A write-off of the deferred charges and original issue discount, totaling $5.9 million, associated with the original debt issuance was recognized as an offset to the gain recognized.

Income Taxes

Our effective income tax rate for the thirty-nine weeks ended October 31, 2020 was a 9.2% provision compared to a 10.8% (benefit) for the thirty-nine weeks ended November 2, 2019. During the third quarter of fiscal year 2021, the release of the valuation allowance for the deferred tax asset relating to interest expense carryover based on the income tax return filed for fiscal year 2020 was adjusted to actual, receivables were recorded for a net operating loss carryback from fiscal year 2020 and a settlement was reached during the third quarter of fiscal year 2021, with the IRS sustaining a favorable position taken on an amended tax return, resulting in an effective tax rate which is lower than the statutory rate for the thirty-nine weeks ended October 31, 2020. For the thirty-nine weeks ended November 2, 2019, there was a permanent book-tax difference resulting from the $130.4 million non-deductible goodwill impairment recorded in the second quarter of fiscal year 2020.

Net Income (Loss)

Net income was $174.0 million for the thirty-nine weeks ended October 31, 2020, an increase of $362.5 million compared to the same period in fiscal year 2020. The increase was driven by the factors described above.

Adjusted EBITDA

Adjusted EBITDA increased 179.1% to $222.2 million or 11.6% of net sales for the thirty-nine weeks ended October 31, 2020 compared to $79.6 million or 5.2% of sales for the same period in fiscal year 2020. Our growth in Adjusted EBITDA of $142.6 million and expansion of Adjusted EBITDA as a percentage of net sales of 641 basis points was driven primarily by growth in total comparable sales that exceeded our rate of growth in SG&A expenses, as well as improvements in our gross margin rate.

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Comparison of the 52 Weeks Ended February 1, 2020 and February 2, 2019

Net Sales

Net sales were $2,241.2 million in fiscal year 2020, a decrease of $83.6 million or 3.6% compared to fiscal year 2019. Total comparable sales also decreased by 3.6% compared with a total comparable sales increase of 1.9% in fiscal year 2019. This decrease in total comparable sales was driven by a decrease in transactions in part caused by actions taken by us in response to the incremental U.S. tariffs on Chinese imports.

Gross Margin

Gross margin was $1,105.3 million in fiscal year 2020, a decrease of $71.2 million or 6.1% compared to fiscal year 2019. That decrease was driven by both a decrease in net sales and a decrease in our gross margin rate. Gross margin rate was 49.3% or a decrease of 129 basis points compared to fiscal year 2019. Improvements in product costs obtained through our strategic sourcing efforts were more than offset by significant cost increases driven by the incremental U.S. tariffs on Chinese imports. We also experienced increases in freight expenses and inventory shrink, which were partially offset by reduced clearance activity in fiscal year 2020 compared to fiscal year 2019.

Selling, General and Administrative Expenses

SG&A expenses were $977.4 million in fiscal year 2020, an increase of $26.0 million or 2.7% compared to fiscal year 2019. This increase was driven by growth in insurance premiums and self-insured claims, location occupancy costs, distribution center expenses, as well as general inflation and wage increases. Those factors were partially offset by a decrease in certain variable costs related to our decline in total comparable sales and reduced incentive compensation during fiscal year 2020 compared to fiscal year 2019. As a percentage of net sales, SG&A expenses for fiscal year 2020 were 43.6%, an increase of 269 basis points compared to fiscal year 2019.

Distribution costs included within SG&A expenses amounted to $66.0 million in fiscal year 2020 and $62.0 million in fiscal year 2019. Location occupancy costs included within SG&A expenses amounted to $258.8 million in fiscal year 2020 and $252.0 million in fiscal year 2019.

Depreciation and Amortization

Depreciation and amortization expense increased $1.5 million to $77.5 million in fiscal year 2020 compared to $76.0 million in fiscal year 2019. This increase was driven primarily by investments in location refresh projects and technology.

Goodwill and Trade Name Impairment

During fiscal year 2020, goodwill and trade name impairment losses were $481.8 million and $5.0 million, respectively. The non-cash goodwill and trade name impairments were predominantly the result of negative total comparable sales and declining margins, driven primarily by the incremental U.S. tariffs on Chinese imports, along with a weaker than expected peak selling season. See Note 8—Goodwill and Other Intangible Assets to our audited financial statements included elsewhere in this prospectus for further details.

Interest Expense

Interest expense for fiscal year 2020 was $101.9 million, a $0.8 million increase from fiscal year 2019. This increase in interest expense was primarily due to higher average borrowings in fiscal year 2020 partially offset by a lower average interest rate as a result of decreases in LIBOR. Our average debt levels increased to $1,256.7 million in fiscal year 2020 compared to an average of $1,232.4 million in fiscal year 2019.

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We had $1,235.5 million of debt outstanding (face value) as of February 1, 2020 versus $1,152.2 million as of February 2, 2019.

Debt Related Gain Loss

During fiscal year 2020, we repurchased $6.3 million in face value of the term loans provided pursuant to our Second Lien Facility at an average of 38% of par, resulting in a $3.8 million gain, which is included in debt related (gain) loss within the accompanying consolidated statements of comprehensive income and the accompanying consolidated statements of cash flows included elsewhere in this prospectus. A write-off of the deferred charges and original issue discount, totaling $0.1 million, associated with the original debt issuance was recognized as an offset to the debt related gain.

Income Taxes

Our effective income tax rate for fiscal year 2020 was a 2.3% provision compared to a 22.6% provision in fiscal year 2019. The change in the effective tax rate was primarily driven by a permanent book-tax difference resulting from the $481.8 million non-deductible goodwill impairment recorded during fiscal year 2020 and the recording of $27.9 million of valuation allowances related to limitations in the deductibility of interest expense. In fiscal year 2019, there were no book-tax differences relating to non-deductible goodwill impairment and no recording valuation allowances relating to the interest expense limitation. Our effective rate is subject to change based on the mix of income from different state jurisdictions, which tax at different rates, as well as the change in status or outcome of uncertain tax positions.

Net Income (Loss)

There was a net loss of $546.6 million in fiscal year 2020, as compared to net income of $35.3 million in the same period in fiscal year 2019. The decrease was driven by the factors described above.

Adjusted EBITDA

Adjusted EBITDA decreased by 37.0% to $162.6 million in fiscal year 2020 or 7.3% of sales compared to $258.0 million or 11.1% of sales in fiscal year 2019. The decrease in Adjusted EBITDA was primarily due to our decline in total comparable sales and reduced gross margin rate that were driven by the incremental tariffs on Chinese imports.

Comparison of the 52 Weeks Ended February 2, 2019 and 53 Weeks Ended February 3, 2018

Net Sales

Net sales were $2,324.8 million in fiscal year 2019, an increase of $10.5 million or 0.5% compared to fiscal year 2018. This increase was primarily driven by an increase in total comparable sales partially offset by only fifty-two weeks of sales in fiscal year 2019 compared to fifty-three weeks in fiscal year 2018. Total comparable sales increased by 1.9% compared with a total comparable sales decrease of 1.4% for fiscal year 2018. The increase in comparable sales was driven by an increase in average transaction value, partially offset by a decrease in transactions.

Gross Margin

Gross margin was $1,176.5 million in fiscal year 2019, a decrease of $7.5 million or 0.6% compared to fiscal year 2018. This decrease was primarily driven by the fact that our fiscal year 2018 included 53 weeks compared to 52 weeks in fiscal year 2019. Gross margin rate for fiscal year 2019 was 50.6% or a decrease of 55 basis points compared to fiscal year 2018. This decrease in gross margin rate was driven by additional product

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clearance activity, freight expenses and inventory shrink, partially offset by improved optimization of our promotional discounts as well as product cost savings generated by our direct sourcing initiatives compared to fiscal year 2018.

Selling, General and Administrative Expenses

SG&A expenses were $951.4 million in fiscal year 2019, an increase of $8.0 million or 0.8% compared to fiscal year 2018. This increase was driven by the incremental expenses associated with our strategic initiatives, higher distribution center expenses to support increased receipt and shipment volume and an increase in location occupancy costs needed to support new and relocated locations in fiscal year 2019. Those factors were partially offset by the fact that we incurred 52 weeks of certain expenses in fiscal year 2019 as compared to 53 weeks in fiscal year 2018, a decrease in advertising expense associated with migrating to more cost efficient digital media, and a decrease in the number of self-insured medical claims. As a percentage of net sales, SG&A expenses were 40.9%, an increase of 16 basis points compared to fiscal year 2018.

Distribution costs included within SG&A expenses amounted to $62.0 million in fiscal year 2019 and $56.2 million in fiscal year 2018. Location occupancy costs included within SG&A expenses amounted to $252.0 million in fiscal year 2019 and $248.8 million in fiscal year 2018.

Depreciation and Amortization

Depreciation and amortization expense decreased $2.8 million to $76.0 million in fiscal year 2019 compared to $78.8 million in fiscal year 2018. This decrease was driven by the assets that became fully depreciated in fiscal year 2019 and fiscal year 2018 and exceeded depreciation on new investments.

Interest Expense

Interest expense for fiscal year 2019 was $101.1 million, a $5.7 million increase from fiscal year 2018. The increase in interest expense was primarily due to higher average interest rates in fiscal year 2019 as a result of increases in LIBOR. Our average debt levels also increased to $1,232.4 million in fiscal year 2019 compared to an average of $1,218.7 million in fiscal year 2018.

We had $1,152.2 million of debt outstanding (face value) as of February 2, 2019 and $1,169.1 million as of February 3, 2018.

Debt Related (Gain) Loss

During fiscal year 2019, the Company repurchased $274.5 million in face value of the 9.75% cash interest/10.50% PIK interest Senior PIK Toggle Notes due 2019, or the Holding Company Senior Notes, at par in conjunction with a refinancing of the Holding Company Senior Notes funded by proceeds from our Second Lien Facility, which resulted in $2.4 million of debt extinguishment costs that are included in debt related (gain) loss within the accompanying consolidated statements of comprehensive income (loss) and the accompanying consolidated statements of cash flows included elsewhere in this prospectus.

Income Taxes

Our effective income tax rate for fiscal year 2019 increased to a 22.6% provision compared to a 47.3% benefit in fiscal year 2018. The increase in the effective tax rate was primarily due to our recording of a tax benefit of $52.3 million for the impact of the Tax Cuts and Jobs Act on our net deferred tax liability in fiscal year 2018.

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Net Income

There was net income of $35.3 million in fiscal year 2019, as compared to net income of $96.5 million in the same period in fiscal year 2018, which represents a decrease of $61.2 million for the period ended. The decrease was driven by the factors described above.

Adjusted EBITDA

Adjusted EBITDA decreased by 1.5% to $258.0 million in fiscal year 2019 or 11.1% of sales compared to $261.8 million or 11.3% of sales in fiscal year 2018. The decrease in Adjusted EBITDA of $3.8 million or 21 basis points as a percentage of net sales was primarily driven by the fact that our fiscal year 2018 included 53 weeks compared to 52 weeks in our fiscal year 2019. We estimate that the 53rd week of fiscal year 2018 delivered an additional $37.1 million of net sales and $8.4 million of Adjusted EBITDA.

Liquidity and Capital Resources

We have three principal sources of liquidity: cash generated from operations, cash and cash equivalents on hand and available borrowings under our ABL Facility. We believe that our cash and cash equivalents on hand, cash from operations and availability under our ABL Facility will be sufficient to cover our working capital, capital expenditure and debt service requirement needs for the foreseeable future. Please refer to “Description of Certain Indebtedness” for a description of the material terms of our Credit Facilities. As of February 1, 2020, we were in compliance with all covenants under their debt facilities and notes.

Our capital requirements are primarily for capital expenditures in connection with new location openings, location remodels, investments in information technology, other infrastructure investments and working capital requirements for seasonal inventory build. These requirements fluctuate during the year and reach their highest levels during the second and third fiscal quarters as we increase our inventory in preparation for our peak selling season during the months of September through December and complete most of our capital spending projects.

The following table provides a summary of our cash provided by operating, investing and financing activities:

	Thirty-Nine Weeks Ended		Fiscal Year-Ended (1)
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018

Net cash provided by (used for) operating activities	$185.8	$(170.4)	$(33.9)	$99.0	$97.7
Net cash used for investing activities	(28.2)	(64.8)	(79.5)	(49.7)	(50.8)
Net cash (used for) provided by financing activities	(148.8)	210.5	86.3	(25.1)	(42.3)

Net increase (decrease) in cash and cash equivalents	$8.8	$(24.7)	$(27.1)	$24.2	$4.6

(1)	All years include 52 weeks except for the fiscal year ended February 3, 2018, which includes 53 weeks.

Net cash (used for) provided by operating activities

Comparison of the 39 Weeks Ended October 31, 2020 and November 2, 2019

Net cash provided by operating activities was $185.8 million in the thirty-nine weeks ended October 31, 2020 compared with $(170.4) million of net cash used for operating activities in the thirty-nine weeks ended

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November 2, 2019. The increase in net cash provided by operating activities was primarily driven by our positive total comparable sales results, the significant improvement in working capital efficiency and the deferral of certain cash payments negotiated with our location landlords and others allowed under the Coronavirus Aid, Relief, and Economic Security Act as a result of the COVID-19 pandemic. The majority of deferred payments will be remitted over the course of fiscal year 2022.

Comparison of the 52 Weeks Ended February 1, 2020 and February 2, 2019

Net cash used for operating activities was $(33.9) million in fiscal year 2020 compared to $99.0 million net cash provided by operating activities in fiscal year 2019. The increase in our net cash used for operating activities in fiscal year 2020 was primarily the result of our net loss in fiscal year 2020, excluding the non-cash impact of certain income tax items and goodwill and trade name impairment charges, compared to our net income in fiscal year 2019. In addition, increases in net working capital operating activities excluding cash and equivalents in fiscal year 2020 compared to fiscal year 2019 impacted our net cash used for in fiscal year 2020 in large part due to increases in our average unit cost of inventory driven by the incremental U.S. tariffs on Chinese imports.

Comparison of the 52 Weeks Ended February 2, 2019 and 53 Weeks Ended February 3, 2018

Net cash provided by operating activities was $99.0 million in fiscal year 2019 compared to $97.7 million in fiscal year 2018. Reduction in compensation related accrued expenses reduced net cash provided by operating activities in fiscal year 2018, partially offset by increases in inventory levels to support increased lead times necessitated by our direct sourcing and other merchandising initiatives in fiscal year 2019.

Net cash used for investing activities

Cash used for investing activities consists primarily of capital expenditures, the majority of which are focused on strategic initiatives including: new location openings, location remodels and information technology investments, particularly those supporting our omni-channel platforms and other customer facing systems. We also incur capital outlays for equipment and facility management in our distribution centers, locations and corporate offices.

Capital expenditures are summarized as follows:

	Thirty-Nine Weeks Ended		Fiscal Year-Ended
(In millions)	October 31, 2020	November 2, 2019	February 1, 2020	February 2, 2019	February 3, 2018

Retail locations	$17.7	$42.6	$52.1	$33.4	$32.1
Information technology	7.9	16.3	20.2	13.2	9.3
Other	3.1	5.9	6.3	1.8	2.6

Total capital expenditures	$28.7	$64.8	$78.6	$48.4	$44.0

Landlord contributions	3.4	5.1	9.1	7.4	5.5

Total capital expenditures, net of landlord contributions	$25.3	$59.7	$69.5	$41.0	$38.5

Comparison of the 39 Weeks Ended October 31, 2020 and November 2, 2019

Total capital expenditures, net of landlord contributions decreased by $34.4 million during the thirty-nine weeks ended October 31, 2020 compared to the same period in the prior year. This decrease was related to specific actions taken to defer projects in an effort to preserve liquidity at the onset of the COVID-19 pandemic. Also, due to the need to maintain sanitation and social distancing protocols in our locations throughout the pandemic, execution of capital projects have often not been feasible.

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Comparison of the 52 Weeks Ended February 1, 2020 and February 2, 2019

Total capital expenditures, net of landlord contributions increased by $28.5 million in fiscal year 2020 compared to fiscal year 2019. This increase was related to a higher number of location remodel and relocation projects, as we worked to further refine our new location prototype. Growth in information technology-related investments were primarily driven by enhancements to our omni-channel platforms focused on our mobile application as well as upgrades to our warehouse management and point of sale software applications.

Comparison of the 52 Weeks Ended February 2, 2019 and 53 Weeks Ended February 3, 2018

Total capital expenditures, net of landlord contributions increased by $2.5 million in fiscal year 2019 compared to fiscal year 2018. Project activity related to information technology development and our locations was relatively consistent year over year.

Net cash provided by (used for) financing activities

Comparison of the 39 Weeks Ended October 31, 2020 and November 2, 2019

Net cash used for financing activities was $(148.8) million during the thirty-nine weeks ended October 31, 2020 compared with $210.5 million of net cash provided by financing activities during the thirty-nine weeks ended November 2, 2019. The change in net cash (used for) provided by financing activities was primarily the result of the repurchase of portions of the Term Loans, as well as an increase in payments on the ABL Facility.

Comparison of the 52 Weeks Ended February 1, 2020 and February 2, 2019

Net cash provided by financing activities was $86.3 million in fiscal year 2020 compared to $25.1 million of net cash used for financing activities in fiscal year 2019, which was primarily driven by additional borrowings on our ABL Facility that were used to fund our increases in cash used for operating and investing activities.

Comparison of the 52 Weeks Ended February 2, 2019 and 53 Weeks Ended February 3, 2018

Net cash used for financing activities was $25.1 million in fiscal year 2019 compared to $42.3 million of net cash used for financing activities in fiscal year 2018. The decrease in net cash used for financing activities in fiscal year 2019 compared to fiscal year 2018 was due to the net borrowings on our ABL Facility in fiscal year 2019 compared to the net payment on our ABL Facility in fiscal year 2018, partially offset by a greater net amount used to repurchase Holding Company Senior Notes with proceeds from our Second Lien Facility in fiscal year 2019 compared to the net amount used to repurchase 8.125% senior notes due 2019 with proceeds from our First Lien Facility in fiscal year 2018. See Note 2—Financing to our audited financial statements included elsewhere in this prospectus for further details.

As of February 1, 2020, we had the ability to borrow an additional $206.2 million under our ABL Facility, subject to the facility’s borrowing base calculation.

Off-Balance Sheet Transactions

Our liquidity is currently not dependent on the use of off-balance sheet transactions other than letters of credit, which are typical in a retail environment.

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Contractual Obligations and Commitments

The following table summarizes our future cash outflows resulting from contractual obligations and commitments as of February 1, 2020(1):

	Payments Due by Fiscal Year
(In millions)	Total	2021	2022-2023	2024-2025	Thereafter

Standby letters of credit	$20.3	$20.3	$—	$—	$—
Purchase commitments(2)	31.7	12.6	13.0	6.1	—
Operating leases	1,058.0	221.2	366.6	239.1	231.1
Finance leases	4.2	1.6	2.6	—	—
ABL Facility(3)	173.5	—	173.5	—	—
ABL Facility interest(3)	1.8	1.0	0.8	—	—
First Lien Facility(4)	844.5	9.1	15.9	819.5	—
First Lien Facility interest(4)	209.6	57.0	111.8	40.8	—
Second Lien Facility(5)	217.5	—	—	217.5	—
Second Lien Facility interest(5)	104.1	24.1	48.2	31.8	—

Total contractual cash obligations	$2,665.2	$346.9	$732.4	$1,354.8	$231.1

(1)

Amounts presented here do not reflect net repayment of $68.5 million on our ABL Facility since February 1, 2020 through December 17, 2020 as well as repayment of $209.1 million of our First Lien Facility and $140.2 million of our Second Lien Facility through open market purchases conducted from February through October of fiscal year 2021.

(2)	Purchase commitments include significant future inventory purchases as well as agreements for technology, in which minimum guaranteed payments are required.
(3)

We had $173.5 million in outstanding borrowings under our ABL Facility at February 1, 2020. Under our ABL Facility, we are required to pay a commitment fee of 0.25% per year on unutilized commitments. The amounts included in ABL Facility interest were based on these annual commitment fees. See “Description of Certain Indebtedness” for further details.

(4)

The First Lien Facility, which matures October 21, 2023, is with a syndicate of lenders and is secured by substantially all of our assets excluding the ABL Facility collateral and has a second priority security interest in the ABL Facility collateral. The First Lien Facility has mandatory quarterly repayments of $2.3 million on the last business day of each January, April, July and October. Interest payments are due either monthly or quarterly on approximately the 23rd day of the month depending on the underlying LIBOR and are subject to variable interest rates. The amounts included in the First Lien Facility interest were based on the interest rate effective as of February 1, 2020. The less than one year amount of $9.1 million includes four quarters of principal payments occurring within the next fiscal year. See “Description of Certain Indebtedness” for further details.

(5)

The Second Lien Facility, which matures May 21, 2024, is with a syndicate of lenders and is secured by a second priority security interest in all of our assets, excluding the ABL Facility collateral, and has a third priority security interest in the ABL Facility collateral. The Second Lien Facility does not require quarterly principal payments. Interest payments are due either monthly or quarterly on approximately the 23rd day of the month depending on the underlying LIBOR and are subject to variable interest rates. The amounts included in the Second Lien Facility interest were based on the interest rate effective as of February 1, 2020. See “Description of Certain Indebtedness” for further details.

Seasonality and Inflation

Our business exhibits seasonality, which is typical for most retail companies. Our net sales are stronger in the second half of the year than the first half of the year. Net income is highest during the months of September through December when sales volumes provide significant operating leverage. Working capital

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needed to finance our operations fluctuate during the year and reach their highest levels during the second and third fiscal quarters as we increase our inventory in preparation for our peak selling season. However, the COVID-19 pandemic may have an impact to consumer behaviors and customer traffic that result in changes in the seasonal fluctuations of our business. For example, our fiscal year 2021 second and third quarter results were positively impacted by the COVID-19 pandemic due to the demand for select merchandise categories.

We believe that inflation has not had a significant effect on net sales or our earnings performance. There can be no assurance, however, that our operating results will not be affected by inflation in the future.

Summarized below are key line items by quarter from our consolidated statements of comprehensive income (loss) and reconciliations of Adjusted EBITDA to net (loss) income. See “—Non-GAAP Financial Measures” for further detail regarding certain of these expenses:

Fiscal year 2021	First Quarter	Second Quarter	Third Quarter
	(Dollars in millions)
Net sales	$499.4	$708.0	$714.1
Total comparable sales versus prior year	(2.1)%	53.7%	25.2%
Gross margin	$245.8	$351.4	$374.5
Operating (loss) profit	$(16.1)	$48.2	$61.6
Net (loss) income	$(23.6)	$149.9	$47.7
Adjusted EBITDA	$23.5	$95.1	$103.6
Reconciliation of net (loss) income to Adjusted EBITDA:
Net (loss) income	$(23.6)	$149.9	$47.7
Income tax (benefit) provision	(12.1)	26.7	3.0
Interest expense, net	22.7	18.4	13.9
Debt related gain	(3.1)	(146.8)	(3.0)
Depreciation and amortization	19.9	19.7	20.6
Strategic initiatives	1.1	1.3	1.7
COVID-19 costs	10.7	21.1	16.6
Technology development expense	1.1	1.3	1.2
Stock-based compensation expense	0.4	0.4	0.3
Loss on disposal and impairment of fixed and operating lease assets	3.4	0.4	(0.2)
Goodwill and trade name impairment	—	—	—
Sponsor management fee	0.8	—	—
Location pre-opening and closing costs excluding loss on disposal of fixed assets	1.8	2.0	1.2
Other	0.4	0.7	0.6

Adjusted EBITDA	$23.5	$95.1	$103.6

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Fiscal year 2020	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in millions)
Net sales	$515.4	$461.1	$569.1	$695.6
Total comparable sales versus prior year	(0.4)%	(6.0)%	(3.5)%	(4.4)%
Gross margin	$266.7	$226.4	$283.9	$328.3
Operating profit (loss)	$10.6	$(158.4)	$14.1	$(302.7)
Net loss	$(12.3)	$(167.8)	$(8.4)	$(358.1)
Adjusted EBITDA	$38.5	$(2.6)	$43.7	$83.0
Reconciliation of net loss to Adjusted EBITDA:
Net loss	$(12.3)	$(167.8)	$(8.4)	$(358.1)
Income tax (benefit) provision	(3.2)	(16.0)	(3.6)	34.9
Interest expense, net	26.1	25.4	26.1	24.3
Debt related gain	—	—	—	(3.8)
Depreciation and amortization	19.5	18.8	19.4	20.3
Strategic initiatives	4.1	1.8	1.9	1.2
COVID-19 costs	—	—	—	—
Technology development expense	1.2	1.1	1.4	2.7
Stock-based compensation expense	0.2	0.4	0.3	0.3
Loss on disposal and impairment of fixed and operating lease assets	—	0.1	0.3	0.6
Goodwill and trade name impairment	—	130.4	—	356.4
Sponsor management fee	1.3	1.3	1.2	1.2
Location pre-opening and closing costs excluding loss on disposal of fixed assets	0.8	1.7	4.3	2.4
Other	0.8	0.2	0.8	0.6

Adjusted EBITDA	$38.5	$(2.6)	$43.7	$83.0

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Fiscal year 2019	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in millions)
Net sales	$517.0	$490.0	$591.6	$726.2
Total comparable sales versus prior year	(3.4)%	2.4%	2.9%	5.0%
Gross margin	$269.9	$253.0	$301.4	$352.2
Operating profit	$24.7	$3.0	$36.5	$84.9
Net income (loss)	$1.1	$(19.4)	$8.3	$45.3
Adjusted EBITDA	$50.3	$27.0	$65.9	$114.8
Reconciliation of net income (loss) to Adjusted EBITDA:
Net income (loss)	$1.1	$(19.4)	$8.3	$45.3
Income tax provision (benefit)	0.2	(5.6)	2.0	13.7
Interest expense, net	23.4	25.6	26.2	25.9
Debt related loss	—	2.4	—	—
Depreciation and amortization	19.3	18.5	19.0	19.4
Strategic initiatives	0.3	0.9	2.5	3.6
COVID-19 costs	—	—	—	—
Technology development expense	0.6	0.9	1.2	1.2
Stock-based compensation expense	0.1	0.3	—	0.2
Loss on disposal and impairment of fixed assets	1.2	0.4	—	1.6
Goodwill and trade name impairment	—	—	—	—
Sponsor management fee	1.3	1.2	1.3	1.2
Location pre-opening and closing costs excluding loss on disposal of fixed assets	1.8	1.6	1.2	1.4
Other	1.0	0.2	4.2	1.3

Adjusted EBITDA	$50.3	$27.0	$65.9	$114.8

Critical Accounting Policies and Estimates

We strive to report our financial results in a clear and understandable manner. We follow GAAP in preparing our consolidated financial statements. These principles require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and/or conditions. We continually evaluate the information used to make these estimates as our business and the economic environment change. The use of estimates is pervasive throughout our financial statements. The accounting policies that involve estimates or assumptions that are material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or are susceptible to change and we consider most critical are as follows:

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value with cost determined on a weighted average basis. Inventory valuation methods require certain management estimates and judgments, the most significant of which involves estimates of net realizable value on product designated for clearance, which affects the ending inventory valuation at cost, as well as the gross margin reported for the year.

We estimate our reserve for clearance product based on a number of factors, including, but not limited to, quantities of slow-moving or carryover seasonal merchandise on hand, historical recovery statistics and future merchandising plans. The accuracy of our estimates can be affected by many factors, some of which are beyond our control, including changes in economic conditions and consumer buying trends. The corresponding reduction

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to gross margin is recorded in the period the decision is made. We do not believe that the assumptions used in our estimate will change significantly based on prior experience.

Our accrual for inventory shrink is estimated as a percent of sales. The percent used in the determination of the accrual is based on actual historical inventory shrink results of our locations. This estimated percent is applied to sales of our locations for the periods following each location’s most recent physical inventory. In addition, we analyze our accrual using actual results as physical inventory counts are taken and reconciled to the general ledger. Substantially all of our location physical inventory counts are taken in the first three quarters of each year. A majority of locations that have been open one year or longer are physically inventoried once a year.

Impairment of Long-Lived and Operating Lease Assets

We evaluate recoverability of long-lived and operating lease assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable (for example, when a location’s performance falls below minimum company standards). In the fourth quarter of each fiscal year or earlier if indicators of impairment exist, we review the performance of individual locations. Underperforming locations are selected for further evaluation of the recoverability of the location’s net asset values. If the evaluation, done on an undiscounted cash flow basis, indicates that a location’s net asset value may not be recoverable, the potential impairment is measured as the excess of carrying value over the fair value of the impaired asset. We estimate fair value based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in our current business model. Additional factors are taken into consideration, such as local market conditions and operating environment.

Impairment losses recorded for underperforming locations, underutilized assets and other facilities were $0.2 million in fiscal year 2020, $0.4 million in fiscal year 2019 and $1.1 million in fiscal year 2018. If different assumptions were made or different market conditions were present, any estimated potential impairment amounts could have varied from recorded amounts.

Goodwill and Other Indefinite Lived Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. The goodwill carried on the accompanying consolidated balance sheets at February 1, 2020 was the resulting value of the March 2011 merger of $640.0 million, less impairment charges of $481.8 million recorded during fiscal year 2020, and $3.8 million as a result of the acquisition of Creativebug in April 2017. We test goodwill and intangible assets for impairment annually, as of the first day of the fourth quarter, and more frequently if circumstances indicate that impairment may exist.

We assess the carrying value of goodwill at the reporting unit level. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. As of February 1, 2020, we had two reporting units, Jo-Ann and Creativebug.

Using the quantitative assessment, our impairment testing compares the fair value of the reporting units to their current carrying value. We determine our estimated fair value based on valuation techniques including an income based approach and a market comparable approach. An income based approach utilizes discounted cash flows for the determination of the estimated fair value. This process requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts. A market comparable approach indicates the value of a business by comparing it to publicly traded companies in a similar line of business. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not considered impaired. In fiscal year 2020, we completed two quantitative goodwill impairment tests for the Jo-Ann reporting unit and concluded that goodwill impairment existed in the aggregate amount of $481.8 million. Based on a quantitative assessment, we determined that no goodwill impairment existed for the Jo-Ann reporting unit in fiscal year 2019.

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In accordance with ASC Topic 350, our indefinite lived intangible assets not subject to amortization are reviewed for impairment on an annual basis and more frequently if circumstances indicate that impairment may exist. In fiscal year 2020, we completed two quantitative impairment tests for the Jo-Ann trade name and concluded that impairment existed in the amount of $5.0 million. We performed the valuation utilizing a relief from royalty method to estimate the fair value of this asset. This method included an evaluation of the appropriate royalty rate as well as a review of the industry and market environment. No quantitative assessment of the joann.com domain name was performed in fiscal year 2020, as we concluded based on qualitative assessments that it was not more-likely-than-not that the fair value of the Jo-Ann.com domain name unit did not exceed its carrying value. Based on quantitative assessments, the Company determined there was no impairment related to our Jo-Ann trade name or joann.com domain name for fiscal year 2019.

See Note 8—Goodwill and Other Intangible Assets to our audited financial statements included elsewhere in this prospectus for further details.

Income Taxes

Income taxes are estimated for federal and each state jurisdiction in which we operate. This approach involves assessing the current tax exposure together with temporary differences which result from differing treatment of items for tax and book purposes. Deferred tax assets and liabilities are established based on these assessments. Deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed unlikely, a valuation allowance is recorded. Our valuation allowance was $30.7 million and $1.4 million as of February 1, 2020 and February 2, 2019, respectively. Many years of data have been incorporated into the determination of tax reserves and our estimates have historically proven to be reasonable.

Stock-Based Compensation

The fair value of stock-based awards to employees is recognized as compensation expense on a straight-line basis over the requisite service period of the awards. The fair value of the stock-based awards is determined using the Black-Scholes option pricing model. Determining the fair value of options at the grant date requires judgment, including estimating the expected life that stock options will be outstanding prior to exercise and the associated volatility. The absence of an active market for our common stock prior to this offering has also required our board of directors to determine the fair value of our common stock for purposes of granting stock options.

The risk-free interest rate is an estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards. As we are privately held, there is no observable market for our common stock. Therefore, stock price volatility was calculated using the historical stock price volatility of comparable companies over the expected life of the options granted. We have not recently declared or paid any cash dividends and had not planned to pay cash dividends at the date of grants. Consequently, it used an expected dividend yield of zero. Expected life represents the period that our stock-based awards are expected to be outstanding. The expected life assumptions are determined based on the vesting terms, exercise terms, and contractual lives of the options. We account for forfeiture of non-vested options as they occur. Changes in the assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized on the consolidated statements of comprehensive income (loss). See Note 10—Stock-Based Compensation to our audited financial statements included elsewhere in this prospectus for further details.

Following the listing of our common stock on      , it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.

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Recent Accounting Pronouncements

See Note 1—Significant Accounting Policies to our audited financial statements and unaudited—Stock-Based Compensation financial statements included elsewhere in this prospectus for information regarding recently issued and adopted accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are indirectly exposed to foreign currency fluctuations on merchandise that is sourced internationally and directly exposed to the impact of interest rate changes on our outstanding borrowings under our First Lien Facility, Second Lien Facility and ABL Facility.

Foreign Currency Exchange Risk

We believe foreign currency exchange rate fluctuations do not contain significant market risk due to the nature of our relationships with our international vendors. All merchandise contracts are denominated in U.S. dollars and are subject to negotiation prior to our commitment for purchases. As a result, there is not a direct correlation between merchandise prices and fluctuations in the exchange rate. We sourced approximately 38% of our purchases internationally in fiscal year 2020. Given our increase in foreign sourcing from prior years, a weakening of the U.S. dollar could result in significantly higher product costs. Our international purchases are concentrated in China and other Asian countries.

Interest Rate Risk

In the normal course of business we employ established policies and procedures to manage our exposure to changes in interest rates. We utilize derivative financial instruments to reduce our exposure to market risks from increases in interest rates on our variable rate indebtedness. We currently have hedging arrangements in the form of an interest rate cap agreement, which has an October 2021 termination date, in place to mitigate the impact of higher interest rates. As of February 1, 2020, the interest rate cap agreement hedged $703.5 million of principal under our Term Loans.

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BUSINESS

JOANN Overview

JOANN is the nation’s category leader in Sewing and one of the fastest growing players in the arts and crafts category. The Creative Products industry is a large and growing market in excess of $40 billion that is currently experiencing a significant acceleration in response to multiple secular themes of which we are a key beneficiary. As a well-established and trusted brand for over 75 years, we believe we have a deep understanding of our customers, what inspires their creativity and what fuels their incredibly diverse projects. Since 2016, we have embarked on a strategy to transform JOANN, which has helped us pivot from a traditional retailer to a fully-integrated, digitally-connected provider of Creative Products. These efforts were refined over the past four years to enable 369% growth in omni-channel sales, 25% growth in total comparable sales, an increase in net (loss) income from ($188.5) million to $174.0 million and 179% growth in Adjusted EBITDA in the thirty-nine weeks ended October 31, 2020, compared to the same period in the prior fiscal year. See “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a reconciliation of net income (loss) to Adjusted EBITDA.

As the nation’s category leader in Sewing with approximately one-third market share, we believe we offer the broadest selection of products while being committed to providing the most inspiration, helpful service and education to our customers. While we continue to gain market share and solidify this leadership position in Sewing, which represented 49% of our total net sales in the last twelve months ended October 31, 2020, we have also been growing share and believe we have further significant share opportunity in the arts and crafts category. We are well-positioned in the marketplace and have multiple competitive advantages, including our broad assortment, established omni-channel platform, multi-faceted digital interface with customers and skilled and knowledgeable team members. We offer an extensive assortment, consisting of approximately 95,000 SKUs in-store and over 245,000 SKUs online, across Creative Product categories. Over 50% of our in-store net sales cannot be directly comparison-shopped because of our strong and growing own-brand portfolio, including our copyrighted or proprietary fabric patterns and designs and factory direct relationships. We have expanded access to this broad assortment through e-commerce and digital capabilities that complement our physical network, drive customer engagement and deliver an exceptional customer experience while supporting consistently strong gross margins. Through our omni-channel platform, we serve our customers in a differentiated manner by offering several convenient fulfillment options, including BOPIS, curbside pick-up and ship-to-home offerings. Our omni-channel platform operates at a large scale, having generated $423 million in net sales in the twelve months ended October 31, 2020 and having more than quadrupled in size through the thirty-nine weeks ended October 31, 2020 compared to that same period in fiscal year 2020. Our data-driven digital capabilities further reinforce our relationship with our customers. Customers connect with us through our newly re-designed mobile-first website, joann.com, and our widely-used mobile application with over 11.8 million downloads. As of the end the third quarter of fiscal year 2021, we had over 69 million addressable customers in our vast database, over 16 million customers in our email database and 4.5 million customers in our SMS text database. These points of differentiation are reinforced by our knowledgeable, friendly and trusted team members, a significant number of whom are sewing and craft enthusiasts, who offer a service-oriented experience for our customers that we believe cannot be replicated by mass retailers or pure play online players.

We appeal to an expansive customer base ranging across all ages, demographics and skill levels. We serve the DIY customer, including those who make to give or donate their creations, and supply small business

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owners with components to create and sell their own merchandise. We estimate this group makes up approximately one-quarter of our customers and typically resells on online marketplaces such as Etsy, eBay, Shopify and other platforms, which have also experienced significant growth in 2020. Our customers are passionate and creative, using their hearts, hands and minds in their sewing, crafting and decorating activities. We believe our customers’ enthusiasm drives the JOANN culture, as exemplified by our “Make to Give” program. We strive to support our community of creators, and they create to support their communities by donating or gifting the items they make, which range from blankets for hospitalized children, homeless persons, and shelter pets, to masks for hospitals, schools and friends. We estimate that over 70% of JOANN customers make to give or donate their creations. Our loyal core customer base is key to our sales growth, and over the last twelve months ended October 31, 2020, our top three million customers averaged ten purchases each. Additionally, in fiscal year 2021, our new customer base has grown faster and is spending more than in prior years. Since February 1, 2020, we have acquired over eight million new customers, many who initially purchased fabric to make their own masks but have expanded their shopping behavior across our diversified merchandise categories in subsequent transactions. Customers typically purchase from JOANN with a project in mind that requires several component items. In that vein, we believe our physical footprint is an advantage, as most customers regularly want to explore what is new, see how various items and colors work together, see how a fabric drapes, feel the texture and seek help from our experienced team members.

In 2016, we accelerated our journey to transform JOANN by reinventing the in-store and digital customer experience. We recruited talent at every level of the company and across all key business areas to complement our existing expertise. This undertaking has resulted in significant enhancements to our value proposition, including reinvigorating our core merchandise assortment, refreshing our branding, developing a location refresh prototype and improving the customer experience. We improved our assortment by conducting a systematic review of all categories at a product-level and all layouts at a location-level in order to optimize sales and gross margin. We have also expanded our data-driven digital footprint, which includes our extensive digital marketing assets, CRM system, social media platforms and e-commerce capabilities. We better understand our customers through our centralized database that brings together how each customer interacts in our physical and digital properties and provides a holistic view of their behavior. We are able to utilize this data to drive engagement with our brand, create loyalty and inspire, educate and ensure we are increasing our share of customer spend through timely and relevant marketing. By using data and digital contact channels, including email and SMS digital display, and leveraging our mobile application, we are able to contact customers with personalized content and provide the convenience to shop wherever and however they choose. We believe that these core initiatives and transformational investments have driven our performance and increased customer engagement over the last several years and strategically position us to continue to create long-term value. This momentum was temporarily interrupted in fiscal year 2020 by the unanticipated headwind of incremental U.S. tariffs on Chinese imports that we estimate, before mitigation, would have amounted to $75 million of additional annual costs, as these tariffs applied to a broad range our products. However, after working to partially offset their effects and having incorporated the balance of these tariffs into our cost base, we are driving strong operating profit growth across both our locations and e-commerce platform as well as achieving margin expansion.

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Our momentum through the COVID-19 pandemic has been further supported by heightened DIY customer behavior, significant increases in the number of new and current customers participating in new categories and the continued rise of online marketplaces. As a result, according to Earnest Research, we and the other two largest specialty players in the Creative Products industry have seen on average 22% growth in year-over-year sales since May 3, 2020. Over the same period, we have experienced outsized growth, gained share and enhanced our strong foundation, increasing total comparable sales by 38% since May 3, 2020 while adding over eight million new customers to our marketing database since February 1, 2020. These new customers have already driven elevated repeat purchase levels both via our locations and e-commerce platform and represent further opportunities to cross-sell and become part of our ongoing customer base. These new customers tend to be younger and more affluent than existing customers in our database, and are large consumers of our rapidly growing sewing and craft technology categories which include machines and related supplies. These trends support our business, as we estimate that a typical customer who purchases a sewing or craft technology machine will purchase an average of over $500 of our products in the year following their machine purchase and over $400 in the subsequent year. We are further encouraged by the retention of these new customers and their migration to shopping outside of the Sewing category. These new customers are regularly shopping across our other categories, with the fastest-growing cohort being new customers shopping the arts and craft category. We believe that these underlying trends, along with our transformational investments and initiatives executed since 2016, strategically position us well to continue to drive long-term value creation.

Recent Financial Performance

Through improvements in merchandising, marketing, supply chain, sourcing and customer experience, we have significantly increased our financial results. Our success has been broad-based across our geographic regions, merchandise categories, customers and channels. Comparing the thirty-nine weeks ended October 31, 2020 and November 2, 2019, we achieved the following results:

•	increase in net sales from $1,545.6 million to $1,921.5 million, representing period-over-period growth of 24.3%, and net sales in the twelve months ended October 31, 2020 of $2,617.1 million;

•	total comparable sales growth of 24.6%;

•

increase in gross margin from $777.0 million to $971.7 million, representing period-over-period growth of 25.1% and gross margin rate expansion of 30 basis points, with gross margin in the twelve months ended October 31, 2020 of $1,300.0 million, and a 49.7% gross margin rate in the same time period;

•	increase in net (loss) income from $(188.5) million to $174.0 million, and net loss in the twelve months ended October 31, 2020 of $(184.1) million;

•

increase in Adjusted EBITDA from $79.6 million to $222.2 million, representing period-over-period growth of 179.1%, and Adjusted EBITDA in the twelve months ended October 31, 2020 of $305.2 million; and

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•	retired and repaid $433.8 million in principal amount of debt from November 2, 2019 to October 31, 2020.

See “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss) and for a discussion of how we calculate total comparable sales growth.

Our Opportunity

The Creative Products industry is a large and growing market in excess of $40 billion that is currently experiencing a significant acceleration in response to multiple secular themes of which we are a key beneficiary. Participation includes a broad range of activities such as sewing, quilting, apparel making, crafting and home decorating. This historically stable industry has been growing over the past five years, as consumer demand in individual product categories shifts from time to time and as trends evolve. We maintain approximately one-third market share in Sewing, while being competitive as one of the fastest growing players in the more fragmented arts and crafts category.

The Creative Products industry spans a diverse set of merchandise, as customers search for a variety of supplies to support their projects. In addition, customers appreciate a specialty retail environment where they have the flexibility to leverage in-store service for instruction and inspiration and shop across channels at their convenience. As a result, the Creative Products industry is fragmented with players including mass merchandisers, specialty retailers, independent retailers and pure play e-commerce operators. However, there are a limited number of players that can meet the customers’ dynamic needs. For instance, we estimate pure play e-commerce players represent less than 10% market share of the Creative Products industry. We believe that we are the only specialty player that can serve customers holistically with an expansive Creative Products assortment, service-oriented experience and integrated omni-channel capabilities.

The Creative Products industry has historically demonstrated stable growth, and we aim to continue to benefit from the following sustainable tailwinds:

•

Heightened DIY Customer Behaviors. The industry benefits from the increasing participation in the DIY ethos across demographics. In recent years, especially during the COVID-19 pandemic, DIY customer behaviors have been heightened by the following long-term trends:

•

Engaging Customers across Demographics. DIY activities appeal to a large and broad customer base and participation in DIY activities does not diminish as women age, creating more consistent demand throughout their lifetime. Customers across demographics choose to engage with retailers through different channels. We believe players in the Creative Products industry must have a robust omni-channel platform to attract and retain this diverse customer base.

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Increasing Desire for Personalization. Customers, especially Millennials and Generation Z, increasingly desire Creative Products that express their individuality and make a personal statement. Such growing demand for unique and personalized products has stimulated the demand for DIY supplies and customization services.

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Growing Digital Presence and Engagement. Digital arts and crafts marketplaces, such as Etsy, eBay, Shopify and other platforms, are becoming increasingly popular among makers and customers who buy their finished designs. This burgeoning ecosystem creates a growing demand for Creative Product supplies. These marketplaces, combined with social media platforms, serve as a critical source for inspiration and instruction for customers. The growing presence of these platforms enables more engaged customer communities, serving as a connection point where they share their interests and creativity with a wider audience.

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Accelerated Customer Participation Expected to Persist. According to our internal research, a survey published by Bloomberg and Morning Consult, and SVP Worldwide, the COVID-19 pandemic has accelerated participation in DIY activities, as customers have taken a more proactive role in homesteading-style and home improvement projects. Since May 3, 2020, over half of Creative Products industry participants have specifically taken on a new type of creative project and the industry has grown year-over-year sales by an average of 22%. With more free time, customers have also capitalized on the opportunity to learn new skills, creating elevated demand for supplies. This newfound self-reliance has helped build DIYers’ confidence, and they are recognizing the emotional and functional benefits of making, driving continued interest far beyond the pandemic.

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Consistent and Recession Resilient Customer Demand. We estimate that the Creative Products industry has experienced growth of over 4% in the last five years according to our internal research as of July 31, 2020. It offers versatile products at attainable price points that create fun, engaging and affordable activities for customers, who become habitual and dedicated to their own creative projects over time. The affordable nature of the Creative Products industry provides resilience in recessions as customers become more value conscious and self-sufficient. According to the Bloomberg and Morning Consult survey, approximately 30% of Americans participated in sewing or clothing repairs during the COVID-19 pandemic. We also believe the emotional benefits customers receive from making, such as empowerment upon finishing a project, a connection with their communities through making to give or donate and improved mental health as a result of doing something they are passionate about, will continue to drive demand.

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We believe that Sewing, in particular, will sustain its growing momentum. According to SVP Worldwide, sewists are typically more passionate about their hobby than other enthusiasts. In addition, the number of sewists has increased significantly driven by the entrance of Millennials, having grown at a CAGR of 7.4% since 2012. As of September 2020, 65 million people in the United States can sew or participate in sewing without instruction, and over half of these participants own a sewing machine. We believe that growth in this category, like the broader Creative Products industry, has been supported by changing consumer demographics. SVP Worldwide estimates that sewists are getting younger, with 65% being 30 years old or younger with an average age decreasing from 48 in 2004 to 37 in 2020.

We believe the existing and sustained growth of the sewist population will drive sales in the category. According to SVP Worldwide, the average sewist owns at least three sewing machines and plans to buy a new machine every two to five years. When customers buy sewing machines, they tend to purchase complementary consumable items, which drives potential recurring purchases. In addition, according to SVP Worldwide, 20% of consumers who purchased a sewing machine in 2020 were first time purchasers, further building upon the base of potential future demand from sewists. This population of sewists is also highly engaged in the craft and spends a significant amount of time sewing, with approximately half of U.S. sewists spending between 5 to 19 hours a week on projects. While the Sewing category was stable and growing before the COVID-19 pandemic, 92% of consumers who purchased a sewing machine in 2020 expect to sew as much as they had in the past or more in the future. We believe these tailwinds and increased engagement will sustain participation and accelerate category and Creative Products industry growth.

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Our Competitive Strengths

We believe our proven merchandising, marketing and customer experience capabilities combined with our sourcing and supply chain expertise have enabled, and will continue to support, our strong and profitable growth. Our business model has multiple competitive strengths including:

Category Leader in an Attractive Market with a Large, Growing and Wide-Ranging Customer Base

We are the nation’s category leader in Sewing with approximately one-third market share, and one of the fastest-growing players in the arts and crafts category. Our market share in the highly fragmented arts and crafts category has grown by approximately 50 basis points over the past five years as of July 2020. Approximately 70% of Sewing industry shoppers rank us ahead of our competitors on availability of the products they need, selection and quality, according to our internal research. Similarly, in arts and crafts, industry customers’ ratings for our quality, selection, availability and price double once they shop our locations and e-commerce platform.

In contrast to other leisure activities, our customers’ engagement in sewing and crafting projects represents a recurring activity that is vibrant across all ages and demographics. Our core customer is an upper forties, college-educated woman with a higher-than-average household income (median household income of over $62,000) and who is a reliable enthusiast for many of our key categories. We believe our core customer’s higher discretionary income and favorable demographic trends, as the number of women aged between 45 and 79 is expected to grow faster than the overall population over the next five years according to 2017 U.S. Census data estimates, will continue to build our loyal customer base. Our appeal to Millennial and Generation Z customers has also increased. Females in the younger than 35 years old age group are the fastest growing demographic in our industry today, representing a 400 basis point increase in demographic share over the past year from 40% to 44% based on internal research. Customers of all ages, demographics and skill levels have demonstrated their enthusiasm for Creative Products by actively exchanging project ideas, tips and techniques though our online community on joann.com. With nearly four million combined followers across social media applications, including Facebook, Instagram, Twitter, Pinterest and YouTube, we are connecting with new customers and bolstering our interaction with existing customers.

Finally, we are also a go-to source for small business owners who rely on our products to create, donate or sell their own merchandise. We believe that the growth of online marketplaces, such as Etsy, eBay, Shopify and other platforms, is driving the expansion of our customer base, and the success of online marketplaces is directly linked to our growth, with approximately one-quarter of our customers using our products for their online marketplace-based businesses. These customers often buy in bulk and benefit from being a part of the JOANN community through access to our helpful educational content, project inspiration and our knowledgeable team members and customers. These customers span all ages and demographics and sell products through various channels such as retail stores, trade fairs, entertainment venues and online, including participating in the growing digital marketplaces.

Differentiated Value Proposition

Our customer value proposition is a critical driver of our business. The key components include:

Broad Assortment across a Wide Variety of Categories. We believe we have the most comprehensive, innovative product assortment available in our industry, especially within Sewing. This breadth of assortment across our various categories is a key competitive advantage given that our customers’ interests and projects are often widely varied and not confined solely to one activity. As of October 31, 2020, we had 857 locations, which we believe are also critical to success in the Creative Products category and a key enabler to our omni-channel growth. In an industry that requires high SKU intensity to be successful, we carry one of the industry’s broadest selections of Creative Products with an offering of approximately 95,000 SKUs in-store and over 245,000 SKUs

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online. We believe this dynamic is analogous to hardware and home improvement concepts, in that customers are project-focused and require all component supplies and prefer knowledgeable assistance in order to successfully complete their shopping mission. We also believe this is why we have an advantage versus solely online players in addressing a customer base that prioritizes variety, customization and customer support. We continue to improve our assortment by conducting systematic reviews of all categories at a product-level and all layouts at a location-level in order to optimize sales and gross margins. We consistently innovate with proprietary brands and products that appeal to our customers by working with our suppliers to introduce new items and styles to our assortments. As of October 31, 2020, over 50% of net sales related to items that are non-comparative or exclusive to JOANN and cannot be directly cross-shopped with our direct competitors and mass retailers. We believe that we strike a customer-focused balance between our proprietary products and the well-known national brands that our customers have also come to know and love.

Unique and Inspiring Shopping Environment. We provide our customers with an engaging and exciting shopping experience that spurs inspiration and creativity. We encourage customers to interact with our merchandise, to experiment with potential designs and to see the actual product they will purchase. In many locations, we also offer differentiated in-store services such as digital printing, laser-cutting and engraving and educational programs in dedicated classrooms to further inspire and enable our customers. In select locations, our customers can rent sewing and crafting technology such as a quilting long-arm or a Glowforge laser-cutting machine. To support our growing group of seller customers, in 2018 we launched JOANN+, a digital program providing devoted service for small-to-medium sized businesses and high volume makers. With this program, our customers are able to enjoy volume discount pricing, dedicated customer service contacts and a streamlined shipping and return experience. We continue to explore a variety of other ways to engage these makers and build loyalty including through our small maker forums, maker grant programs, and showcasing across any number of our digital marketing and social media assets.

Helpful and Knowledgeable Team Members. Our team members, who we refer to as “Friendly Clever Allies,” are knowledgeable, friendly and trusted and offer a service-oriented experience for our customers. According to our internal research, JOANN leads all competitors on “knowledgeable staff” and “can get the help I need” ratings. A significant number of our team members are enthusiastic sewists and crafters themselves and bring first-hand knowledge and experience with our products which we believe are difficult to replicate. These team members live by the “No Quit” mantra, “We Got This,” and this helpful and resourceful attitude resonates with our customers. Our team members are encouraged to advise customers in creating and completing creative projects, which offers a service-focused experience that we believe allows our customers to be more informed and engaged in projects.

Combining a Robust Digital Platform and Strategic Physical Network

Since early 2017, we have built a large, growing, profitable and well-connected omni-channel platform comprised of robust digital capabilities and a nationwide physical network. From fiscal year 2018 to fiscal year

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2020, we increased our omni-channel net sales by a CAGR of 20% and by 369% in the thirty-nine weeks ended October 31, 2020 compared to the same period in fiscal year 2020. As a result of our investments and our ability to be nimble, we doubled the number of locations with ship-to-home capabilities and were able to continue serving our customers on our established platforms during the COVID-19 pandemic. Our physical network is critical to being able to execute on digital opportunities in the Creative Products space given its visual, tactile and project-based nature. We strive to make every customer’s trip to JOANN a trip to their “Happy Place.” We believe that the enthusiastic and highly engaged nature of our customer is why we have seen sales lifts as high as 24% in our refresh prototypes that elevate assortments, service and in-store experience. Our strong performance is also driven by our ability to engage customers through our robust omni-channel capabilities as they become cross-category repeat purchasers during their in-person trips to our locations and visits to our e-commerce platform.

Our recently upgraded e-commerce mobile first platform, driven by Salesforce Commerce Cloud, as well as our custom mobile application, provide exceptional functionality and user experience, offering premier digital navigation, speed, assortment, content, and personalization features. Our website traffic has increased by 125% through the thirty-nine weeks ended October 31, 2020, with site conversion increasing by 300 basis points compared to the same period in fiscal year 2020. Over that same period, our mobile application has been downloaded two million times. We currently have 11.8 million downloads of the application and more than 25% of omni-channel sales were generated through purchases made within our mobile application.

Through our physical network, we have the ability to consistently fulfill and deliver a growing assortment of products directly to consumers, in addition to convenient services such as BOPIS, curbside pick-up and ship-to-home. In the thirty-nine weeks ended October 31, 2020, approximately 79% of joann.com orders were fulfilled by our locations, either as BOPIS, curbside pick-up or ship-to-home. Over that same time period, approximately 40% of online demand sales were generated via BOPIS. Since the time that the majority of COVID-19 restrictions on in-store traffic were lifted through October 31, 2020, approximately 25% of our BOPIS program customers have made an additional purchase upon pick-up, resulting in an average increase to their orders of $28 or approximately 100%. We believe our locations, which are in close proximity to our customers, provides us a significant last-mile cost advantage. Unlike internet pure play and regional competitors, we can route e-commerce orders to a local store, significantly reducing the overall cost and time to service orders. During the thirty-nine weeks ended October 31, 2020, omni-channel sales accounted for 20% of our total net sales and represented 369% growth compared to the same period in fiscal year 2020.

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Digital Platform and Digital Assets Enable Scalable Profitable Growth

As of October 31, 2020, our total customer database included 69 million unique customers, which represents 18% growth since the end of fiscal year 2020. Within that database, we maintain an active email file of over 16 million customers, which has grown by 32% over the same time period. Customers receiving email marketing have historically been our highest value customers in terms of net sales. In 2019, we significantly upgraded our capabilities to better target and engage customers with personalized offers. We have developed a robust CRM platform creating a holistic view of customer behavior, which helps drive recurring purchases. Due to the success of the initiative, we can identify specific database customers for more than 70% of our net sales, without the burden of a costly loyalty program. Our highly effective, performance-based marketing team leverages this information to profitably acquire new customers, drive repeat purchases and grow lifetime value across channels.

This customer engagement is reinforced by our strong presence on social media, with nearly four million total followers across social media platforms, including our fastest-growing channel, YouTube, which has increased followers by 121% for the thirty-nine weeks ended October 31, 2020. We further use digital education and inspiration to engage customers on new projects and inspire creative activities. We augment customer engagement through social media and our e-commerce platform by also leveraging our wholly-owned subsidiary, Creativebug, a large craft subscription learning platform with approximately 150,000 paid monthly users. Our customers have access to thousands of projects and videos that can take them from a skill-building novice to an expert sewist or maker. When a creative customer is seeking advice, education or inspiration, we are there for them.

Once we engage with a customer, we have multiple techniques to convert new customers into long-term, repeat customers across their current Creative Products activities and encourage them to enter new categories or advance in their existing category. We not only do this through social media and digital education, but also through proprietary and targeted journey mapping, exciting and compelling digital marketing offers, as well as leveraging multiple inspirational and educational digital assets. We believe this integrated, multi-channel approach resonates with our customers, as omni-channel represents 20% of our net sales for the thirty-nine weeks ended October 31, 2020 versus 4% for fiscal year 2019.

Strong Cash Flow Generation and Solid Balance Sheet

We have demonstrated an ability to generate significant free cash flow due to our high gross margins, controlled operating expenses, moderate working capital requirements and low annual maintenance capital expenditures. We have used a portion of our free cash flow to build a strong balance sheet by consistently reducing net leverage. We retired and repaid $433.8 million in principal amount of debt from November 2, 2019 to October 31, 2020. In addition to deleveraging, we have continued to make a number of investments in our information technology systems which, coupled with the continued disciplined management of inventory and costs, promote additional operating efficiencies.

Our operating model is highly scalable and enables capital efficient growth. For the five fiscal years ended February 1, 2020, our gross margin rate was 50.2% and selling, general and administrative expenses were held to minimal growth with a CAGR of less than 1%. Those strong operating metrics combined with low maintenance capital spending and a focus on working capital efficiencies have driven the generation of $266 million of free cash flow from the beginning of fiscal year 2016 through the thirty-nine weeks ended October 31, 2020. These results are sustained by a cash-generative and convenient real estate portfolio that stretches over 49 states, with 98-99% of all locations having consistently delivered positive Four-Wall Cash Flow over the same period.

See “Prospectus Summary—Summary Consolidated Financial and Operating Data” for definitions of Adjusted EBITDA and Free cash flow and reconciliations of Adjusted EBITDA to net income (loss) and of Free Cash Flow to net cash provided by operating activities.

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Proven Leadership Team and Passionate, Performance-Driven Culture

We are a purpose-driven company dedicated to inspiring the creative spirit in each of us—our customers and ourselves. Our company is led by an accomplished and experienced senior management team with significant public market experience and a proven track record in our industry. Our senior management team has an average of 18 years of retail experience, and their understanding of the intricacies of selling SKU-intensive, lower-ticket merchandise facilitates the execution of our growth strategies. Our President and CEO, Wade Miquelon, who has been with JOANN for almost five years, brings 30 years of experience including CFO and President of International for Walgreens, CFO and EVP for Tyson Foods and as CFO for Procter and Gamble’s Western European and AAI regions (ASEAN/Australasia/India). Our CFO, Matt Susz, has 30 years of experience including 24 years at JOANN, with leadership roles in accounting, financial and strategic planning, internal audit, treasury, IT and operations. Other members of the executive team bring substantial experience and skills in operations (retail and e-commerce), marketing, merchandising, product development, supply chain, legal, human resources and information technology. We have a high-performing and customer-centric culture and our team members tend to be very loyal, a loyalty born out of a true passion for the industry we operate in and the kinds of customers that we serve.

Our Growth Strategies

We believe we are well positioned to drive sustainable growth and profitability over the long term by executing on the following strategies:

Refreshing our Locations with Enhanced Customer Experience

We have successfully developed and launched a range of refresh options for our locations over the past three years. Our design process is structured and tailored to the needs of our new and existing customers to ensure all elements are appealing to them. Our options span across three core areas:

•	Experiential Design Elements—More engaging graphics, lighting, signage, customer work-spaces and merchandise fixtures

•	Content Improvements—Merchandising assortments and service offerings optimized for each location

•	Service Enhancements—Team member training and engagement, technology-supported management of service wait times and ease of check-out

The investment for each refresh project is tailored to each location’s needs and unit economics. We have four general levels of investment and project scope tailored to what would benefit each location, with future

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investment expected to range from $150,000 for lightest-touch refreshes to $3 million for the relatively few but most-extensive refreshes. Refinement of our prototype location refresh program has been achieved through the 24 pilot projects completed to date.

Based on the positive outcomes and learnings from these pilots as well as additional improvements being developed, we believe we can achieve an average net sales uplift ranging from 5% to 25% from projects where we refresh an existing location. We have identified just over 50% of our existing locations that are targets over the next seven to ten years for refresh projects at varying levels of scope.

In over half of the refresh projects completed to date, we have also relocated to an improved site within the trade area. Those relocations deliver our higher end of scope for experiential design elements, as those are more efficient to provide in a new building. We also typically increase the size of the location to an average of 25,000 square feet, and therefore expand the assortment breadth we can offer the customer. We have identified 20% of our current locations that are targets for relocation that we believe will result in net sales uplifts ranging from 15% to 75% compared to the current location. We will execute on these opportunities as leases expire on the current locations over the next seven to ten years.

During the COVID-19 pandemic, we were required to limit the presence of external contractors in most of the United States. As a result, we have been focused on scope refinement and project cost engineering of our prototype to optimize our expected return on investment. We expect to complete 10 to 15 projects over the second and third quarters of fiscal year 2022, with a more robust number of projects to be completed annually in fiscal year 2023 and beyond.

Driving Ubiquitous Customer Engagement that Offers Exceptional Experience and Accelerated Omni-Channel Growth

We have extended the JOANN brand beyond our locations and actively engage with our customers across various digital touch-points to wherever and however they choose. Our customers want options, and our robust omni-channel solutions provide a seamless e-commerce shopping experience. We have heavily invested in, and successfully built, our valuable digital assets in the past years, including our large email and SMS text databases and established social media presence. We have successfully leveraged these digital assets with our strong CRM capabilities to further accelerate our digital customer engagement. We have added more new customers to our digital databases in the thirty-nine weeks ended October 31, 2020 than in any prior full year. We plan to continue our customer acquisition momentum with several digital initiatives, from driving traffic to joann.com to expanding our presence in social media platforms. For example, YouTube has been a popular digital platform for our customers when they search for instructions and project inspiration. We have grown our subscriber base on YouTube by 121% over the thirty-nine weeks ended October 31, 2020. Videos on our YouTube channel have been viewed nearly 48 million times in that span, or more than a 1,400% increase compared to the same time period in the prior year.

We will also continue to enhance our omni-channel shopping experience. We successfully upgraded our e-commerce platform in 2020, including improved search engine optimization and user experience, particularly on mobile devices. Today, our customers can easily shop over 245,000 SKUs available as of December 2, 2020 on our e-commerce platform with convenient fulfillment services such as BOPIS, curbside pick-up and ship-to-home. We believe that a broad online product assortment is critical to customer experience as it provides the ability to complete a consolidated purchase across multiple Creative Products categories. We intend to further expand our assortment across various product categories. We plan to improve our supply chain capabilities to provide our customers with a streamlined, worry-free omni-channel shopping experience. We have launched several initiatives to actively increase our fulfillment rate and optimize the cost structure for our omni-channel service offering, which are aimed at improving customer satisfaction.

We strive to provide a seamless transition when our customers engage across our locations and digital platform. Our mobile application has various functions that improve our customers’ shopping experience, no

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matter where they are. For example, we have recently launched a new digital initiative, “We Got This,” where our team members can assist our customers, in-aisle at our locations, to order additional items and make bulk purchases on our mobile application. We are also adding QR codes across our locations to efficiently connect our customers to our vast digital library of projects, sources of inspiration and assortments. By scanning QR codes on their mobile devices, our customers can more easily access our digital content while they are shopping in-person.

We intend to further deepen our customer engagement with digital education and learning services, as our customers constantly search for project inspiration and instructions online. For example, we plan to continue to grow our YouTube channel to provide rich content for customers searching for quick tips and short tutorials. We also expect to expand our high quality education offering to customers who are interested in skill building and learning. We intend to offer more affordable and innovative digital creative education across multiple platforms, including Creativebug, to offer subscription-based access to thousands of arts and crafts classes.

Expanding Our Digital Presence into New Markets and Categories with Substantial Share Opportunity

Our customers can shop over 245,000 SKUs available on our e-commerce platform. By enhancing our central fulfillment capabilities, we intend to further broaden our assortment in product categories that offer substantial share opportunity and also improve our fulfillment rates.

We believe there is significant demand from customers outside the United States. To capture this opportunity, we intend to expand our robust e-commerce platform to multiple international countries. We receive numerous inquiries every year from international customers hoping to purchase from us, and approximately five million international visitors actively engage our website annually, without any marketing initiatives. We have engaged an experienced external provider to launch multi-country international sales. They will support us in managing both the consumer-facing and back-office aspects of this initiative. We believe the breadth of our assortment, purchasing power and pricing levels will allow us to provide a strong value proposition to our customers in many other countries.

We have an innovative management team that has helped develop a robust pipeline of digitally-led initiatives that we believe will strengthen and expand the JOANN brand both domestically and internationally.

We believe digital printing is a rapidly-growing technology that provides unlimited design and color options, no minimum quantities and a much more environmentally-friendly production process. We intend to deepen our penetration in digital printing by providing our customers with easy-to-use and innovative technology that significantly enhances the current creative process. In November 2020, we re-launched Customizable Fabric as a digital printing platform through our proprietary partnership with WeaveUp, a technology company offering cutting-edge digital printing solutions for fabric and other customization tools. Customers around the world can also easily make alterations to the designs on the platform, which can be printed on a wide range of fabrics using

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high-quality reactive dye digital printing machines. Through our partnership with, and investment in, WeaveUp, we also expect to accelerate new product development and supply chain savings in the Sewing category.

We intend to create a more convenient experience for our sewists with innovative digital solutions. We have developed and patented a proprietary technology named Ditto that we believe could revolutionize the sewing process. The technology is expected to solve the most common pain point reported by our customers: the pinning and cutting of sewing patterns on fabric. Our research has shown that by changing the current cumbersome fabric cutting process, it is likely that sewists will increase their overall sewing activity. We expect the commercial launch of this technology to be late calendar year 2021.

Delivering Operational Excellence and Margin Improvement

We work to build operational efficiencies to consistently improve our customer value proposition and financial operating margins. We will continue to focus on three core competencies that we have continuously refined with experience that drive sustained operational excellence.

Product Sourcing. Our most significant cost saving initiative is product sourcing. Through the leadership of our U.S.-based sourcing and product development team as well as our Shanghai sourcing office that was established in 2018, we have accelerated our ability to migrate product assortments to factory direct sourcing. This expands our ability to lower costs while delivering new and innovative products to our customers, and we estimate that we have achieved a total of more than $60 million in cost savings through this process from fiscal year 2018 to fiscal year 2020. As our penetration of direct sourcing will still be below 50% of our total merchandise receipts in fiscal year 2021, there is substantial opportunity to generate additional savings through this program.

Indirect Procurement. Over the past two years, we have taken a more strategic approach, including investment in leadership and supporting talent, for our indirect procurement. This team is charged with managing supplier negotiations as well as eliminating waste and inefficiencies across approximately $250 million of annual addressable indirect spend from operating supplies to merchandise fixtures, facilities services, printing and technology costs. Through fiscal year 2022, this team will be focused on 66 separate sourcing efforts, contract negotiations and process improvement projects across nearly all of our business disciplines that represent $70 million to $80 million in current annual spend. Our goal is to generate reductions in the range of 8% to 12% of such current annual spending levels.

Supply Chain. We have a series of supply chain initiatives that we believe will support our continued e-commerce growth and reduce fulfillment costs for customer orders, while significantly reducing our supply chain costs and improving customer and team member satisfaction. Many of these initiatives will simplify and streamline processes and systems that impact the team members that serve customers in our locations. We believe this will ultimately provide more time to engage with our customers in-store, shorten customer online order fulfillment times, and reduce overall labor costs.

Merchandising

Sewing

49% of our total net sales were within the Sewing category in the last twelve months ended October 31, 2020. We offer a broad and comprehensive assortment of Sewing products in all of our locations and online. These Sewing products offer our customers a combination of unique designs and fashionable trends at competitive prices. We are organized in the following categories for the convenience of the sewing enthusiast as well as those that utilize fabric for other crafting projects:

•	cotton fabrics used in the construction of quilts as well as craft and seasonal projects;

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•	warm fabrications, such as fleece and flannel fabrics in both prints and solids, used for the construction of loungewear, blankets and craft projects;

•	home decorating and utility fabrics and accessories used in home-related projects, such as window treatments, bed coverings, pillows and indoor and outdoor furniture coverings;

•	fashion and sportswear fabrics used primarily in the construction of garments for the customer seeking a unique, on-trend look;

•	special occasion fabrics used to construct evening wear, bridal and special event attire;

•	a wide array of sewing construction supplies, including cutting implements, threads, zippers, trims, tapes, pins, elastic and buttons, as well as the patterns necessary for most sewing projects; and

•	seasonally themed and licensed fabric designs, including professional and collegiate sports teams and pop culture licensed prints, on a variety of fabrications to support a wide range of uses.

Arts and Crafts, Home Décor and Other

The remainder of our total net sales in the last twelve months ended October 31, 2020 were within arts and crafts, home décor and other categories. We offer a broad assortment of merchandise for creative enthusiasts to support their arts and crafts as well as home decorating needs. We offer the following product assortments both in our locations as well as online:

•	yarn and yarn accessories, as well as needlecraft kits and supplies;

•	paper crafting components, such as craft cutting machines, albums, paper, stickers, stamps and books used in the popular home-based activities of scrapbooking and card making;

•	craft materials, including items used for stenciling, jewelry making, decorative painting, wall décor, food crafting and kids crafts;

•	fine art materials, including items such as pastels, water colors, oil paints, acrylics, easels, brushes, paper, canvas as well as pencils and paper used for sketching;

•

sewing machines, craft technology, lighting, irons, organizers and other products that support multiple creative endeavors. Some of our locations also offer a wider selection of sewing machines through leased departments operated by a third party;

•	artificial floral products, including flowers, artificial plants, finished floral wreaths and a broad selection of accessories essential for floral arranging and wreath making;

•	seasonal décor and entertaining products themed for all key holidays and portions of the year;

•	home décor accessories, including baskets, candles and accent collections designed to complement our home décor fashions;

•	ready-made frames and, in several of our larger locations, full service custom framing departments;

•	a comprehensive assortment of books and magazines to provide inspiration for our customers; and

•	other, including non-merchandise services.

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Marketing

Our marketing efforts are key to the ongoing success and growth of our brand. We engage a diverse customer base ranging across ages, demographics, interests and skill levels, from the novice to the experienced sewist and maker. Our primary focus with these efforts is to deepen the relationship with our customers, with a long-term focus of creating loyalty and helping our customers find their “Happy Place” at JOANN.

We leverage our proprietary customer database to provide relevant and timely communications to customers through multiple digital channels (email, SMS text, mobile application push notifications, and display marketing), and to our most engaged customers via a robust direct mail program. This allows us to efficiently and effectively reach our target customers on a regular basis throughout the year. We rely primarily on digital marketing tactics to drive customer acquisition, including online display and search marketing, social media and affiliate marketing programs. Our retention marketing programs leverage a robust CRM platform and database that provides us a detailed view of customer behavior, combining sales in our locations with online and social media activity. Through this database, we can personalize our digital marketing, email, SMS text, and direct mail campaigns to ensure we are providing the most relevant content to our customer at all times.

Customers can interact with our brand whenever and however they want. Customers connect with us through our newly re-designed mobile-first website, joann.com, and our widely-used mobile application with over 11.8 million downloads. As of the end the third quarter of fiscal year 2021, we had over 69 million addressable customers in our vast database, over 16 million customers in our email database and 4.5 million customers in our very large SMS text database. As of December 2, 2020, our customers can shop over 245,000 SKUs available on our e-commerce platform. Customers have the ability to shop their local location online, with convenient omni-channel services available like BOPIS or curbside pickup. Customers can also choose to order direct to home, with extended aisle offerings across all major product categories. For customers seeking to purchase in greater quantities, we offer low pricing for bulk purchases through our JOANN+ service on joann.com. Those looking for inspiration and education can access thousands of projects in multiple ways and formats, including our digital platforms that offer thousands of project ideas, from novice to expert level, and include convenient shopping lists for each project. Customers seeking video tutorials can access free content both through joann.com and on the JOANN YouTube channel, where we post additional “how-to” videos. Finally, customers looking to build more advanced skills can gain access to Creativebug, our wholly owned subsidiary, which offers hundreds of longer form video tutorials from experts in the industry via a subscription. Our Creativebug website offers an extensive array of online arts and crafts instructional videos allowing customers to learn how to paint, draw, sew, quilt, knit, crochet, and much more, while capturing the intimate experience of learning from top designers and artists.

We interact with our customers in multiple ways digitally, through online communities, social media platforms and on joann.com. Our highly active social networks are playing an increasingly significant role in our marketing, public relations and customer engagement. We utilize Facebook, Instagram, YouTube, Pinterest and affiliate marketing partners as engagement tools to inspire, educate, promote sales, introduce new products, share customer stories and engage in communication, including customer service support and idea sharing. We also have established relationships with key crafting and sewing influencers who help promote our brand, projects, and product offerings. Through our digital and social communities, we have launched key initiatives further connecting our diverse customers, including:

•

our “Make to Give” campaign for calendar year 2020 focused on making and donating cotton masks and scrubs to support our communities and front line health care workers, through which we estimate that we have directly donated materials for over 30 million masks, scrubs and other personal protective equipment and our customers have purchased, made, and in many cases donated, more than 300 million other items as of October 31, 2020; and

•	the launch of our two inaugural campaigns designed to give back to those in need: (i) the “Minority Creative Grant” that we established in August 2020, awarding minority makers a series of grants

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totaling $100,000 to support them in growing their businesses, and (ii) the “Handmade Hero’s Award” of $100,000 that we established in November 2020, awarding and giving back to those who have made to donate to their own communities throughout the year.

We also encourage our customers to share their projects with others, and they can easily do so by utilizing the hashtag “#handmadewithjoann.” Through this hashtag, content is not only shared in the social platform posted on, but also flows through our mobile application and on joann.com for others to comment on and be inspired.

As we further build our brand, we continually explore and test strategic partnerships. These partnerships can range from co-branding products and services to building entirely new offerings for customers. For example, we partner with Girls Scouts of America and 4-H. At the core of each of these partnerships, we seek to connect with and build a longer term relationship with younger and upcoming makers and those who share our common passion to help others, further generating awareness of the social value of our brand.

Purchasing

We generally have multiple domestic and international sources of supply available for each category of products we sell. During the thirty-nine weeks ended October 31, 2020, we sourced approximately 63% of our purchases from domestic suppliers with the remaining approximately 37% of our products coming directly from manufacturers located in foreign countries, of which just over half were sourced from China. To further support our direct sourcing strategic initiative, we opened our foreign sourcing office in Shanghai, China in 2018. We continue to diversify our internationally sourced products by expanding in several other countries, including Pakistan, India and South Korea. The focus on supplier diversification has allowed us to partially offset the negative impact of the U.S. tariffs on Chinese imports. Because of the increase in foreign sourcing, we need to order these products further in advance than would be the case if the products were sourced domestically, which in turn requires us to have a longer in-transit time for our merchandise and higher safety stock levels in our distribution centers and locations. Our domestic suppliers also source internationally many of the products they sell to us.

Although we have very few long-term purchase commitments with any of our suppliers, we strive to maintain continuity with them. All purchases are executed centrally through our store support center, allowing location managers and team members to focus on customer service and enabling us to negotiate volume discounts, control product mix and ensure quality. As of October 31, 2020, our top supplier represented approximately 10% of our total annual purchase volume and the top 10 suppliers represented approximately 27% of our total annual purchase volume. As of October 31, 2020, we were utilizing approximately 680 merchandise suppliers, with the top 110 representing approximately 80% of our purchasing volume.

Logistics

We operate three distribution centers in Hudson, Ohio, Visalia, California and Opelika, Alabama, all of which ship merchandise to our locations on a weekly basis. The distribution centers also ship select products ordered by customers through joann.com directly to their homes. As of October 31, 2020, approximately 89% of the products in our locations are shipped through our distribution center network, with the remaining 11% of our purchases shipped directly from our suppliers to our locations. As of October 31, 2020, approximately 38% of our locations are supplied from the Hudson distribution center, 32% from the Visalia distribution center and 30% from the Opelika distribution center.

We transport product from our distribution centers to our locations utilizing contract carriers. Merchandise is shipped directly from our distribution centers to our locations using dedicated core carriers for approximately 95% of our locations. For the remainder of our locations, we transport product using less than truckload carriers or through a regional “hub” where product is cross-docked for local delivery. We do not own either the regional hub or the local delivery vehicles.

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Location Operations

Site Selection

We believe that our locations are integral to our success. New and relocated sites are selected through a coordinated effort of our executive, real estate, finance and operations management teams. In evaluating the desirability of a potential location, we consider both market demographics and site-specific criteria. Market criteria we consider important include, but are not limited to, our existing location sales performance in that immediate market (if we have an existing location), distance to other JOANN locations, competitive presence, total population, number of households, median household income, percentage of home ownership versus rental and historical and projected population growth. Site-specific criteria we consider important include, but are not limited to, size of the location, rental terms, size of the shopping center, co-tenants, traffic patterns, availability of convenient parking and ease of entry from the major roadways framing the location.

Opening or Remodeling Locations

Our location refresh program employs standard operating procedures to efficiently open new locations or remodel or relocate existing locations. We have developed processes to optimize inventory assortments and marketing programs for locations that we open or remodel, which are under regular review to uncover opportunities to improve performance and consistency of execution. We generally look to execute location projects in the period from February through October to maximize sales and to minimize disruption to operations during our fourth quarter peak selling season. See “Prospectus Summary—Our Growth Strategies—Refreshing our Locations with Enhanced Customer Experience.”

Location Management

Each location generally has a manager and an assistant manager. The remainder of staff is a combination of full-time and part-time team members based on each location’s individual sales volume. Managers generally are compensated with a base salary plus a bonus, which is tied to individual location and overall company performance.

We strive to promote our managers from within our assistant manager ranks as a result of high performance and completion of our internal management training program. Many of our team members, including managers, started as our customers and are enthusiasts within the Creative Products community. We believe this continuity serves to solidify long-standing relationships between us and our customers, and aid in our ability to provide exceptional service. When we relocate in the same market, we generally retain its team members to staff the new location. Each location is under the supervision of a district manager who reports to a regional vice president.

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We have geographic coverage for our retail locations across the United States that we believe provide sufficient scale to efficiently leverage our e-commerce business, national marketing programs and logistics networks. The following table shows the number of retail locations by state on October 31, 2020:

Total
Alabama	7
Alaska	5
Arizona	18
Arkansas	6
California	84
Colorado	16
Connecticut	10
Delaware	2
Florida	49
Georgia	20
Idaho	8
Illinois	36
Indiana	27
Iowa	13
Kansas	8
Kentucky	11
Louisiana	8
Maine	5
Maryland	18
Massachusetts	24
Michigan	43
Minnesota	23
Mississippi	6
Missouri	15
Montana	7

Total
Nebraska	4
Nevada	5
New Hampshire	9
New Jersey	12
New Mexico	5
New York	36
North Carolina	16
North Dakota	4
Ohio	49
Oklahoma	7
Oregon	25
Pennsylvania	44
Rhode Island	1
South Carolina	8
South Dakota	3
Tennessee	15
Texas	43
Utah	14
Vermont	4
Virginia	22
Washington	30
West Virginia	4
Wisconsin	25
Wyoming	3

Total	857

The following table reflects the number of retail locations opened, relocated and closed during each of the past five fiscal years and the thirty-nine weeks ended October 31, 2020 (square footage in thousands):

Fiscal Year	New	Closed	In Operation at Period End	Expanded or Relocated	Total Square Footage at Period End (in thousands)
2016	6	(7)	847	12	18,624
2017	16	(4)	859	8	18,807
2018	11	(5)	865	3	18,870
2019	7	(3)	869	10	18,956
2020	—	(2)	867	10	18,963
Q1-Q3 2021	—	(10)	857	6	18,823

Our new location opening costs depend on the building type, location size and general construction and labor costs in the geographic area. Our relocation and remodel projects range in scope and cost based on the specific needs and sales potential of the location being refreshed as well as the size of the location, condition of the building and regional differences in construction costs. Components of cost for these projects include leasehold improvements (net of landlord financial contribution), furniture, fixtures and equipment, inventory (net of vendor support) and pre-opening labor and facilities expenses incurred during the project.

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Competitive Landscape

We are the nation’s category leader in Sewing and one of the fastest growing players in the arts and crafts category, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating and other creative endeavors. We compete with select mass merchants, including Walmart, Inc. and Target Corporation, which dedicate a portion of their selling space to selling Creative Products items. We also compete with specialty retailers in the Creative Products industry, such as The Michaels Companies, Inc. and Hobby Lobby Stores, Inc., as well as smaller regional and local operators.

In addition to e-commerce options offered by the retailers mentioned above, we compete with companies that sell fabrics and crafts only over the internet, such as Amazon.com or Fabric.com. We estimate pure play e-commerce players represent less than 10% market share of the Creative Products industry. We believe that we are the only specialty player that can serve customers holistically with an expansive Creative Products assortment, service-oriented experience and integrated omni-channel capabilities.

We believe our ability to compete effectively in our industry is primarily on the basis of product assortment, price, convenience and customer service. We believe that the combination of our robust product assortments supported by knowledgeable and customer-focused team members and a strong omni-channel service offering provides us with a competitive advantage.

Information Technology

Our point-of-sale systems and e-commerce platform record the sale of product at the item level. These transactions are collected and transmitted to our financial, merchandising, omni-channel fulfillment and reporting systems throughout the day. Information obtained from item-level transaction data enables us to identify important trends, provide customers and team members with updated inventory information, ensure our products are reliably replenished as sold, eliminate less profitable items, and optimize product margins through analysis of our advertising, pricing and promotions.

Our locations are equipped with broadband communication that is made available to customers so that our mobile e-commerce assets are able to augment our in-store customer service. The broadband service is also used within the location to enhance the checkout experience and internal location communications.

Our financial, merchandise and retail systems leverage enterprise software, complemented by other technology solutions for specific business processes where those other solutions are a better fit for our requirements. Those solutions include our portfolio of software for merchandise planning and replenishment as well as our recently upgraded human resource systems.

Team Members

As of October 31, 2020, we had approximately 27,700 full and part-time team members, of whom approximately 26,000 worked in our retail locations. The number of part-time team members is substantially higher during our peak selling season of September through December to support higher merchandising and customer service requirements. We believe our turnover is below average for retailers, primarily because many of our team members are themselves Creative Products enthusiasts. Our ability to offer flexible scheduling is also important in attracting and retaining team members, since approximately 80% of our team members work part-time.

The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, or the union, currently represents team members who work in our Hudson, Ohio distribution center. As of October 31, 2020, 1.3% of our team members were unionized. Our current contract with the union expires on May 5, 2023 and relations with the union are good. Otherwise, none of our team members are unionized.

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Trademarks

We do business under trademarks for “Jo-Ann,” “JOANN,” “Joann.com,” “Jo-Ann Fabrics,” “Jo-Ann Fabric and Craft Stores,” “Jo-Ann Fabrics and Crafts,” “Jo-Ann Fabrics & Crafts” and “Creativebug,” as well as under numerous trademarks relating to our private label products and marketing programs. We believe that our trademarks provide significant value to our business.

Government Regulation

Various aspects of our operations are subject to federal, state, local and foreign laws, rules and regulations, any of which may change from time-to-time. Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. Some of the federal, state or local laws and regulations that affect us include but are not limited to:

•	consumer product safety, product liability, truth-in-advertising or consumer protection laws;

•	labor and employment laws, including wage and hour laws;

•	tax laws or interpretations thereof, including collection of state sales tax on e-commerce sales;

•	data protection and privacy laws and regulations;

•	environmental laws and regulations;

•	trade, anti-bribery, customs or import and export laws and regulations, including collection of tariffs on product imports; and

•	intellectual property laws.

Properties

Our store support center, one of our distribution centers and one retail location are located in a 1.4 million square foot facility on approximately 129 acres in Hudson, Ohio. Our building is sitting on 35 acres with an additional 94 acres of land surrounding the facility. We own both the facility and the real estate. The distribution center occupies 1.0 million square feet and the remainder is used as our store support center and a retail location. We also own a distribution center that is approximately 700,000 square feet situated on a 105-acre site that is located in Opelika, Alabama. We lease and operate a distribution center that is approximately 630,000 square feet located on an 80-acre site in Visalia, California. The initial term of the lease expires in October 2026 with renewal options for up to an additional 40 years.

The majority of our remaining properties that we occupy are leased retail location facilities, located primarily in high-traffic shopping centers. All leases are operating leases and generally have initial terms of 10 years with renewal options for up to 20 years. Certain leases contain escalation clauses and contingent rents based on a percent of net sales in excess of defined minimums. During fiscal year 2020, we incurred $262.7 million of occupancy costs, including common area maintenance, taxes and insurance for locations.

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As of October 31, 2020, the current terms of our leases (including retail locations not yet open), assuming we exercise all lease renewal options, were as follows:

Fiscal Year Lease Terms Expire	Number of Retail Location Leases
Month-to-month	6
2021	8
2022	20
2023	24
2024	29
2025	31
Thereafter	741

Total	859

Legal Proceedings

We are involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation that we expect, either individually or in the aggregate, will have a material and adverse effect on our business, financial condition or results of operations.

Seasonality

While we support the creative enthusiast throughout the entire year, our business does exhibit a high degree of seasonality with our fall and winter holiday seasons demonstrating stronger sales volume relative to the balance of the year. Due to the project-oriented and gift giving nature of our customers, many of their purchases will be in advance of the holiday or event for which they are purchasing supplies from us. Therefore, our peak selling season generally runs from September through December.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of October 31, 2020. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name	Age	Position
Executive Officers
Wade Miquelon	56	President, Chief Executive Officer and Director
Matt Susz	52	Senior Vice President, Chief Financial Officer
Janet Duliga	53	Senior Vice President, Chief Administrative Officer
Christopher DiTullio	48	Senior Vice President, Chief Customer Officer
Robert Will	43	Senior Vice President, Chief Merchandising Officer
Directors
Lily Chang	55	Director
Jonathan Sokoloff	63	Director
Darrell Webb	62	Director
John Yoon	37	Director

Wade Miquelon, 56, was appointed as our President, Chief Executive Officer and a member of the board of directors in February 2019. Prior to that, Mr. Miquelon served as our Executive Vice President, Chief Financial Officer beginning April 2016 and as our interim President and Chief Executive Officer from October 2018 to February 2019. Previously, Mr. Miquelon served as Chief Financial Officer and Executive Vice President of Walgreens Botts Alliance, Inc., or The Walgreen Company, beginning in 2009, and later took on the additional responsibility as President, International, beginning in 2012. Prior to his tenure at The Walgreen Company, Mr. Miquelon served as Executive Vice President, Chief Financial Officer of Tyson Foods, Inc. Prior to that, Mr. Miquelon spent fifteen years as an executive at The Procter and Gamble Company and was based in Europe, Asia and the United States. In 2018, without admitting or denying any of the allegations, Mr. Miquelon consented to the issuance of an SEC order relating to his tenure at The Walgreen Company providing that he cease and desist from committing or causing any violation or future violations of Section 17(a)(2) of the Securities Act and pay a civil monetary penalty of $160,000. The suit was brought against The Walgreen Company and certain of its executives, including Mr. Miquelon. The order related to actions taken prior to 2015 and did not bar Mr. Miquelon from serving as an officer or director of a public company. Mr. Miquelon currently is a board member of Acadia Healthcare Company, Inc. and a trustee of National 4-H Council. He previously served on the boards of Alliance Boots, Lyric Opera and Chicago Shedd Aquarium. Mr. Miquelon was selected to our board of directors because of, among other things, his extensive knowledge and experience with our business and his role as our chief executive officer.

Matt Susz, 52, was appointed as our Senior Vice President, Chief Financial Officer in February 2019. He previously served as our Senior Vice President, Chief Operating Officer since April 2018. Prior to that, Mr. Susz served as our Senior Vice President, Chief Information Officer from 2011 to 2018. Since joining the Company in 1996, Mr. Susz has served in various roles of increasing responsibility in our finance, information technology and operations departments. Prior to joining the Company in 1996, Mr. Susz worked at Arthur Andersen LLP in the audit practice. Mr. Susz currently serves on the board of directors of Weaveup, Inc., which is an affiliate of the Company, and the board of directors of the United Way of Summit and Medina Counties.

Janet Duliga, 53, was appointed as our Senior Vice President, Chief Administrative Officer in February 2016. During her tenure with the Company, she completed her dissertation in organizational learning in 2018 at

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University of Pennsylvania. Dr. Duliga leads our human resources function, and directly oversees our legal, corporate communications, field asset protection and diversity and inclusion functions. Prior to joining the Company, she held an executive role at Sunglass Hut, a global division of international eyewear and optical health company, Luxottica, from 2010 to 2016. Previously, she worked in the human resources department at Pacific Sunwear from 2007 to 2010, The Wet Seal from 2001 to 2003, and Nordstrom, Inc. from 1999 to 2001. She began her career in the employment practice group of Sheppard Mullin Richter and Hampton.

Christopher DiTullio, 48, has served as our Senior Vice President, Chief Customer Officer since October 2019. His responsibilities cover all aspects in which our customer interacts with our brand, including field leadership and all aspects of location operations, development and in-store experience; omni-channel operations and customer care; marketing and brand organizations, inclusive of creative, digital marketing, digital experience, customer relationship management and customer insights and analytics. Mr. DiTullio joined the Company in 2005 and since that time has held various leadership roles in inventory management, marketing, e-commerce and omni-channel. Prior to joining the Company, Mr. DiTullio held roles in operations and inventory management with JC Penney, Homeplace, Inc. and Cole Vision. Additionally, Mr. DiTullio recently completed a six year term on the board of Association for Creative Industries (the craft and hobby industry association, formerly Craft & Hobby Association).

Robert Will, 43, was appointed as our Senior Vice President, Chief Merchandising Officer in October 2019. In this role, Mr. Will is responsible for leading the product merchandising strategy, execution, and profitability across both the brick and mortar and e-commerce channels. Mr. Will has served as the executive sponsor of our e-commerce business since April 2019, and business development efforts including our investments in Creativebug and Glowforge. Mr. Will joined the Company in September 2016 and spent his first three years as Senior Vice President, General Merchandise Manager of the craft category. Prior to joining the Company, Mr. Will spent six years at The Sports Authority with roles including Vice President, Divisional Merchandise Manager of Team and Winter Sports and Senior Vice President, General Merchandise Manager of their hardgoods business. Before that, Mr. Will held a variety of merchandising and planning roles of increasing responsibility in apparel, footwear, and hardgoods at Macy’s and Dick’s Sporting Goods.

Lily Chang, 55, has served as a member of our board since May 2018. Ms. Chang is Chief Portfolio Services Officer of LGP, which she joined in 2004. In her role, she leads LGP’s collaborative efforts with portfolio company management teams. From 2003 to 2004, she worked at Nissan Motor Acceptance Corporation in strategy and planning roles. Prior to Nissan, Ms. Chang was a partner with eCompanies Venture Group, a venture capital firm. In addition, Ms. Chang has held finance and management positions with The Walt Disney Company and Procter & Gamble. We believe Ms. Chang is qualified to serve as a director due to her particular knowledge and experience in accounting and finance, supply chains, strategic planning, and leadership of complex organizations and retail businesses.

Jonathan Sokoloff, 63, has served as a member of our board since March 2011. Mr. Sokoloff is currently a Managing Partner of LGP, which he joined in 1990. Before joining LGP, he was a Managing Director in investment banking at Drexel Burnham Lambert. Mr. Sokoloff also serves on the board of directors of Advantage Solutions, Inc., The Container Store Group, Inc., Jetro Cash & Carry, Shake Shack Inc., and Union Square Hospitality Group, LLC. He previously served on various board of directors, including Whole Foods Market, Inc. and BJ’s Wholesale Club, Inc. Mr. Sokoloff serves as a trustee of Williams College and the Los Angeles County Museum of Art. Mr. Sokoloff was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning processes and board practice of other major corporations.

Darrell Webb, 62, served as our Chairman of the board from July 2006 through October 2014 and continues to serve as a member of the Board. From July 2006 to August 2011, Mr. Webb also served as Chief Executive Officer of our Company. From July 2006 to January 2010, Mr. Webb also served as our President. Previously, he was President of Fred Meyer Stores, a division of The Kroger Company, from 2002 until 2006,

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and President of Kroger’s quality food center division from 1999 to 2002. From 2011 to 2013, Mr. Webb served as Chairman of the board and Chief Executive Officer of The Sports Authority, Inc., and from 2014 to September 2016, he served as Chief Executive Officer of Guitar Center Inc. Mr. Webb also served on the board of directors of Les Schwab Tires from January 2017 to November 2020. Mr. Webb was selected to our board of directors because of, among other things, his extensive knowledge and background in retail, including with the Company.

John Yoon, 37, has served as a member of our board since March 2011. Mr. Yoon is a Partner of LGP, which he joined in 2007. From 2005 to 2007, Mr. Yoon worked at Credit Suisse in Los Angeles as an analyst in the investment banking department. Mr. Yoon also serves on the board of directors of Aspen Dental Management, Inc. and the North American Partners in Anesthesia. Mr. Yoon was selected to our board of directors because of, among other things, his particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations, retail businesses and board practices of other corporations.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of the board of directors. Our board of directors will consist of                directors.

Pursuant to the Voting Agreement described under “Certain Relationships and Related Party Transactions—Voting Agreement,” LGP will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. So long as LGP owns, in the aggregate, (i) at least     % of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, LGP will be entitled to nominate                directors, (ii) less than     %, but at least      % of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate                directors, (iii) less than     % but at least     % of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will be entitled to nominate                 director and (iv) less than      % of the total outstanding shares of our common stock owned by it immediately following the consummation of this offering, it will not be entitled to nominate a director.

LGP has been deemed to have nominated                      for election to our board of directors.

In accordance with our amended and restated certificate of incorporation and the Voting Agreement, each of which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of shareholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of shareholders to be held in 2022;

•	the Class II directors will be and , and their terms will expire at the annual meeting of shareholders to be held in 2023; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of shareholders to be held in 2024.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

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Pursuant to the terms of the Voting Agreement, directors nominated by LGP may only be removed at the request of LGP in accordance with the bylaws of the Company then in effect. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of the holders of at least a majority of our common stock.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that                and                are independent directors under the rules of the                .

Prior to the consummation of this offering, LGP will enter into the Voting Agreement with us, pursuant to which it will, among other things, elect the nominees of LGP to our board of directors. See “—Composition of the Board of Directors after this Offering.” As a result, we will be a “controlled company” within the meaning of the                corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

For at least a period following this offering, we intend to utilize all of these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements. See “Risk Factors—Risks Related to our Common Stock and this Offering—We are a “controlled company” within the meaning of the rules of                 and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.” In the event that we cease to be a “controlled company” and our ordinary shares continue to be listed on                 , we will be required to comply with these provisions within the applicable transaction periods.

Leadership Structure of the Board of Directors

Our board of directors will combine the roles of Chairman of the Board and Chief Executive Officer. These positions will be held by Wade Miquelon, as our Chairman and Chief Executive Officer at the consummation of this offering. The board of directors has determined that combining these positions will serve the best interests of the Company and its shareholders. The board of directors believes that the Company’s Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company’s business and industry, and most capable of effectively identifying strategic priorities and leading the consideration and execution of strategy. The board of directors believes that the combined position of Chairman and Chief Executive Officer promotes the development of policy and plans, and facilitates information flow between management and the board of directors, which is essential to effective governance.

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Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable.

Audit Committee. Upon consummation of this offering, we expect to have an audit committee consisting of                , as chair and                . Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement.                  qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee. Upon consummation of this offering, we expect to have a compensation committee consisting of                , as chair and                . The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize our Company to enter into employment and other employee related agreements.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, we expect to have a nominating and corporate governance committee consisting of                , as chair and                . The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors and in accordance with the terms of the Voting Agreement, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Ethics

Prior to the consummation of this offering, we intend to adopt a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and team members. Our code of ethics will be available on our website at www.joann.com under Investor Relations. Our code of ethics will be a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website.

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Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company. We are party to certain transactions with LGP and affiliates thereof as described in “Certain Relationships and Related Party Transactions.”

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EXECUTIVE COMPENSATION

At the time of the filing of the registration statement of which this prospectus forms a part, we have not determined who will be our named executive officers other than Wade Miquelon, our President, Chief Executive Officer, and Matt Susz, our Senior Vice President, Chief Financial Officer. We are currently in the process of determining the remainder of our executive officers who will be included as a named executive officer for purposes of this prospectus.

We will identify our other named executive officers and include the relevant disclosures relating to their compensation, including their employment arrangements and descriptions of our equity incentive plans and awards to be granted thereunder in subsequent amendments to the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement.

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 15, 2020, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors, director nominees and named executive officers;

•	all of our directors, director nominees and executive officers as a group; and

•	each of the Selling Shareholders.

Information with respect to beneficial ownership has been furnished to us by each director, director nominee, executive officer or shareholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after December 15, 2020. More than one person may be deemed to be a beneficial owner of the same securities.

Percentage of beneficial ownership prior to this offering is based on                shares of common stock outstanding as of December 15, 2020. Percentage of beneficial ownership after this offering is based on                shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares) after giving effect to the sale by us of the shares of common stock offered hereby. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of December 15, 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. For a discussion of our stock split, see “Prospectus Summary—The Offering” and “Description of Capital Stock.”

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Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Jo-Ann Stores Holdings Inc., 5555 Darrow Road, Hudson, Ohio, 44236.

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Shares to be sold in this Offering	Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Number of Shares	Percentage	Number of Shares	Percentage
5% and Selling Shareholders
Entities affiliated with Leonard Green & Partners, L.P.(1)
Directors, Director Nominees and Named Executive Officers
Lily Chang
Christopher DiTullio
Janet Duliga
Wade Miquelon
Jonathan Sokoloff
Matt Susz
Darrell Webb
Robert Will
John Yoon
All directors, director nominees and executive officers as a group ( persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Voting and investment power with respect to the shares of our common stock held by Green Equity Investors V, L.P., Green Equity Investors Side V, L.P., and Needle Coinvest LLC, or collectively, Green V, is shared. Messrs. Sokoloff and Yoon may also be deemed to share voting and investment power with respect to such shares due to their positions with affiliates of Green V, and each disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a party since January 29, 2017 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Shareholders Agreement

On October 16, 2012, the Company, LGP, certain of our directors and executive officers and certain other shareholders entered into a shareholders agreement. The shareholders agreement contains, among other things, certain restrictions on the ability of LGP and our other shareholders to freely transfer shares of our stock, a right of first refusal to the Company and LGP for other shareholders’ shares, a repurchase right for the Company for certain shares held by management shareholders and drag-along and tag-along rights in connection with certain transfers of shares by LGP. It also provides that each party to the shareholders agreement agrees to vote all of their shares to elect the initial individuals designated to serve on our board. The shareholders agreement also provides for piggyback registration rights as described below. At the consummation of this offering, the provisions of the shareholders agreement (subject to the survival of certain obligations, such as those relating to registration rights described below) will terminate.

Upon the closing of the offering we will amend and restate the existing shareholders agreement to eliminate certain provisions (but maintain those related to the registration rights, which are described below). Following this offering, the Shareholders Agreement will include provisions pursuant to which we will grant LGP and certain other shareholders (or such permitted transferee or affiliate) the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by such shareholders (or such permitted transferee or affiliate) or to piggyback on such registration statements in certain circumstances. These shares will represent approximately      % of our common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The Shareholders Agreement will also require us to indemnify LGP (or such permitted transferee or affiliate) and its affiliates in connection with any registrations of our securities.

Voting Agreement

Prior to the consummation of this offering, we will enter into a Voting Agreement with LGP and other certain existing shareholders. The Voting Agreement, as further described below, will contain specific rights, obligations and agreements of LGP and existing other shareholders as owners of our common stock. Under the Voting Agreement, LGP will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors, so as to ensure that the composition of our board of directors and its committees complies with the provisions of the Voting Agreement related to the composition of our board of directors and its committees, which are discussed under “Management—Composition of the Board of Directors after this Offering” and “Management—Committees of the Board of Directors.”

Management Services Agreement

On March 18, 2011, and in connection with the acquisition of the Company by LGP, Jo-Ann Stores, LLC (formerly Jo-Ann Stores, Inc.) entered into a management services agreement with the advisory affiliate of LGP, pursuant to which LGP agreed to provide certain management and financial services. In each of fiscal year 2018, fiscal year 2019 and fiscal year 2020, we paid $5.0 million in fees and out of pocket expenses to LGP under the management services agreement. Due to the impact of the COVID-19 pandemic, starting in April 2020,

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the management fee payable to LGP was forgiven until the end of fiscal year 2021. During the thirty-nine weeks ended October 31, 2020, we paid $0.8 million in fees and out of pocket expenses to LGP under the management services agreement. The management services agreement with LGP will terminate without any termination payment automatically upon the closing of this offering, subject to the survival of certain obligations, including as to indemnification.

Indemnification Agreements

Our amended and restated bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our amended and restated bylaws. In addition, our amended and restated certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty.

Prior to the closing of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests or improper valuation (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the                . Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

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•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “outside” director, as applicable, under the rules and regulations of the SEC,                  and the U.S. Internal Revenue Code of 1986, as amended.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock following this offering consists of                shares of common stock, par value $0.01 per share, and                shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our amended and restated certificate of incorporation authorizes a total of                shares of common stock. Upon the consummation of this offering, we expect that                shares of common stock, or                shares of common stock if the underwriters exercise their option to purchase additional shares from us or the Selling Shareholders in full, will be issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. An election of directors by our shareholders shall be determined by a plurality of the votes cast by the shareholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to shareholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes a total of                shares of preferred stock. Upon the closing of this offering, we will have no shares of preferred stock issued or outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

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Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to shareholders and any other factors our board of directors may consider relevant.

Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of                 . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Voting Agreement

In connection with this offering, we will enter into the Voting Agreement with LGP and certain of our existing shareholders pursuant to which LGP will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Voting Agreement.”

Registration Rights

Upon the closing of this offering, the holders of                shares of our common stock, including certain Selling Shareholders, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See “Certain Relationships and Related Party Transactions—Shareholders Agreement” elsewhere in this prospectus.

Exclusive Venue

Our amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any

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action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The amended and restated certificate of incorporation and proposed bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of LGP or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that LGP or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached his or her duty of loyalty, failed to act in good faith, knowingly or intentionally violated the

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law, authorized illegal dividends or redemptions or derived an improper personal benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give our board of directors the power to discourage acquisitions that some shareholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are elected each year. Pursuant to the terms of the Voting Agreement, directors designated by LGP may only be removed with or without cause by the request of LGP. In all other cases and at any other time, our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our common stock. See “Management—Committees of the Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals

Our amended and restated certificate of incorporation will provide that, after the date on which LGP and their affiliates cease to beneficially own, in the aggregate, more than 50% in voting power of our stock entitled to

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vote generally in the election of directors, special meetings of the shareholders may be called only by the chairman of the board, a resolution adopted by the affirmative vote of the majority of the directors then in office and not by our shareholders or any other person or persons. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any shareholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Shareholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits shareholder action by written consent (and, thus, requires that all shareholder actions be taken at a meeting of our shareholders), if LGP ceases to own, or have the right to direct the vote of, 50% or more of the voting power of our common stock.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our amended and certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, if LGP ceases to own, or have the right to direct the vote of, 50% or more of the voting power of our common stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, if LGP ceases to own, or has the right to direct the vote of, 50% or more of the voting power of our common stock, although our bylaws may be amended by a simple majority vote of our board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested shareholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is a

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person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that LGP and their affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Stock Exchange Listing

We intend to apply to list our common stock on                 under the symbol “                .”

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DESCRIPTION OF CERTAIN INDEBTEDNESS

On October 21, 2016, Jo-Ann Stores, LLC, or the Borrower, entered into a senior secured first lien term loan facility, which was amended on July 21, 2017, or the First Lien Facility. On May 21, 2018, the Borrower entered into a senior secured second lien term loan facility, or the Second Lien Facility, and, together with the First Lien Facility, the Term Loan Facilities. On November 25, 2020, the Borrower entered into an amendment to the senior secured asset based revolving credit facility originally dated October 21, 2016, and the amendment together with the original 2016 revolving credit facility, the ABL Facility. The Borrower entered into the ABL Facility and Term Loan Facilities to refinance our prior credit facilities and notes. Borrowings under the ABL Facility are also used to finance or refinance working capital and capital expenditures and for general corporate purposes.

ABL Facility

General

On November 25, 2020, the Borrower and certain of our subsidiaries (as well as Needle Holdings LLC (or Holdings)), as guarantors, entered into the ABL Facility with the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (in such capacities, the ABL Agent). The ABL Facility is scheduled to mature on the earliest of (i) November 25, 2025, (ii) the date that is 91 days inside the maturity date of the First Lien Facility if the First Lien Facility has not been refinanced (or, if refinanced, the scheduled maturity date of the applicable debt instrument that refinances such First Lien Facility to the extent the First Lien Facility (or such other debt instrument) has not been retired in fully by such date) and (iii) 91 days inside the maturity date of the Second Lien Facility if the Second Lien Facility has not been refinanced (or, if refinanced, the scheduled maturity date of the applicable debt instrument that refinances such Second Lien Facility to the extent the Second Lien Facility (or such other debt instrument) has not been retired in fully by such date). There is no scheduled amortization under the ABL Facility.

The ABL Facility provides for revolving borrowings of up to $500.0 million subject to borrowing base availability. The borrowing base is equal to the sum (subject to certain reserves and adjustments) of (i) 90% of eligible credit card receivables, (ii) the net recovery percentage of eligible letter of credit inventory multiplied by 90% multiplied by the cost of eligible letter, (iii) the net recovery percentage of eligible inventory multiplied by 90% to 92.5% (based on seasonality) of the cost of eligible inventory, net of inventory reserves attributable to eligible inventory, (iv) the net recovery percentage of eligible in-transit inventory multiplied by 90% to 92.5% (based on seasonality) of the cost of eligible in-transit inventory, net of in-transit inventory reserves attributable to eligible in-transit inventory, minus (v) the then amount of all availability reserves. Subject to the borrowing base availability, the ABL Facility also includes a letter of credit subfacility of up to $125.0 million and a swing line subfacility for same-day borrowings of up to $30.0 million. Borrowings under the ABL Facility are subject to the satisfaction of customary conditions, including absence of default and accuracy of representations and warranties.

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Interest

Borrowings under the ABL Facility bear interest at a rate per annum equal to, at our option, either (i) adjusted LIBOR (which shall not be less than 0.75%) plus the applicable rate or (ii) base rate (determined by reference to the highest of (a) the prime rate published by Bank of America, N.A., (b) the federal funds effective rate plus 0.5% and (c) one-month LIBOR plus 1.00%) plus the applicable rate. The applicable rates under the ABL Facility are subject to step-ups and step-downs based on the Borrower’s average daily availability for the immediately preceding fiscal quarter in accordance with the following schedule (with the interest rate through the first full fiscal quarter after November 25, 2020, set at Pricing Level II):

Pricing Level	Average Daily Availability	LIBOR Rate Loans	Base Rate
I	Greater than or equal to 66.67% of line cap	1.75%	0.75%
II	Less than 66.67% of line cap but greater than or equal to 33.33% of line cap	2.00%	1.00%
III	Less than 33.33% of line cap	2.25%	1.25%

Optional and Mandatory Prepayments; Cash Dominion

At our option, the ABL Facility may be prepaid at any time without a premium or penalty with notice to the ABL Agent. We may also terminate or permanently reduce the unused commitments under the ABL Facility, with notice to the ABL Agent. Such termination or reduction must be in a minimum aggregate amount of $1.0 million or in whole multiples of $500,000 in excess thereof. In addition, we are not permitted to terminate or reduce the commitments if such termination or reduction (and any concurrent prepayments) would cause the total outstanding amount to exceed the amount of the ABL Facility. To the extent the borrowings under the ABL Facility at any time exceed the lesser of (i) the revolving credit commitment in effect at such time and (ii) the borrowing base at such time, we are required to prepay the borrowings under the ABL Facility in the amount of such excess.

We will be required to sweep substantially all cash receipts from the sale of inventory, collection of receivables and dispositions of the ABL Priority Collateral (defined below) into certain concentration accounts under the dominion and control of the administrative agent under the ABL Facility and all such cash will be used to repay outstanding borrowings under the ABL Facility (i) during the existence of certain specified events of default or (ii) when we fail to maintain availability of at least the greater of $35.0 million and 10.0% of the line cap for five consecutive business days.

Guarantee and Collateral

Obligations in respect of the ABL Facility are guaranteed by Holdings and each of the Borrower’s material existing, newly acquired or created wholly-owned domestic restricted subsidiaries. Obligations under the ABL Facility, as well as obligations to the ABL Facility lenders and their affiliates under certain secured cash management agreements and secured hedge agreements, are secured by a first priority lien on the Borrower’s and the guarantors’ accounts receivable, inventory, deposit accounts, securities accounts, commodities accounts, cash and cash equivalents, and chattel paper, documents, instruments, general intangibles (excluding intellectual property), books, records, proceeds and supporting obligations relating to the foregoing, collectively, the ABL Priority Collateral; and a third priority lien on the Borrower’s and the guarantors’ and their wholly-owned subsidiaries’ capital stock (which will be limited, in the case of any foreign subsidiaries, to 65% of the voting stock and 100% of the non-voting stock of any first-tier foreign subsidiaries); and the Borrower’s and the guarantors’ intercompany debt and certain other “fixed assets” other than the ABL Priority Collateral, collectively, the Term Loan Priority Collateral.

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Covenants and Other Matters

The ABL Facility requires that we comply with a number of covenants, as well as certain financial tests. If we fail to maintain availability of at least the greater of $35.0 million and 10% of the line cap, the consolidated fixed charge coverage ratio of the most recently completed period of four consecutive fiscal quarters must be 1.00 to 1.00 or higher until our availability is at least the greater of $35.0 million and 10% of the line cap for 20 consecutive days. The covenants also limit, in certain circumstances, our ability to take a variety of actions, including:

•	pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	create liens;

•	make investments, loans and advances;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	prepay certain junior indebtedness;

•	make certain changes to our lines of business; and

•	designate our subsidiaries as unrestricted subsidiaries.

The Borrower’s future compliance with its financial covenants and tests under the ABL Facility will depend on its ability to maintain sufficient liquidity, generate earnings and manage its assets effectively. The ABL Facility also has various non-financial covenants, both requiring the Borrower and the guarantors to refrain from taking certain future actions (as described above) and requiring the Borrower and the guarantors to take certain actions, such as keeping in good standing its corporate existence, maintaining insurance and providing the bank lending group with financial information on a timely basis. The ABL Facility also contains certain customary representations and warranties and events of default, including, among other things, payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any material guaranty or security document supporting the ABL Facility to be in full force and effect and change of control. If such an event of default occurs, the administrative agent under the ABL Facility would be entitled to take various actions, including the acceleration of amounts due under the ABL Facility and all actions permitted to be taken by a secured creditor.

Term Loan Facilities

General

On October 21, 2016, the Borrower, and certain of our subsidiaries (as well as Holdings), as guarantors, entered into the First Lien Facility, with the lenders party thereto, and Bank of America, N.A., as administrative agent and collateral agent (in such capacities, the First Lien Agent). The initial First Lien Facility provided for term loans of up to $725.0 million, or the Initial First Lien Loan. On July 21, 2017, the Borrower, and certain of our subsidiaries, as guarantors, entered into an incremental amendment, which provided for an additional $180.0 million of term loans (collectively with the Initial First Lien Loan, the First Lien Loan). The First Lien Loan amortizes in nominal quarterly installments equal to 0.25% of the original aggregate principal amount of the First Lien Loan and matures on October 21, 2023.

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On May 21, 2018, the Borrower, and certain of our subsidiaries (as well as Holdings), as guarantors, entered into the Second Lien Facility, with the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (in such capacities, the Second Lien Agent). The Second Lien Facility provides for term loans of $225.0 million, or the Second Lien Loan and, together with the First Lien Loan, the Term Loans. The Second Lien Loan does not amortize and matures on May 21, 2024.

As mentioned above, the Term Loan Facilities permit the Borrower to add one or more incremental term loans up to $100.0 million (shared between the First Lien Facility and the Second Lien Facility) plus additional amounts subject to our compliance, with respect to the First Lien Facility, with a secured net leverage ratio test, and with respect to the Second Lien Facility, with a total net leverage ratio test.

Interest

The Term Loans Facilities bear interest at a rate per annum equal to, at the Borrower’s option, either (i) adjusted LIBOR (subject to a LIBOR floor of 1.00%) plus the applicable rate or (ii) base rate (determined by reference to, (x) with respect to the First Lien Facility, the highest of (a) the prime rate published by Bank of America, N.A., (b) the federal funds effective rate plus 0.5% and (c) one-month LIBOR plus 1% and (y) with respect to the Second Lien Facility, the highest of (a) the prime rate published by Bank of America, N.A., (b) the federal funds effective rate plus 0.5%, (c) one-month LIBOR plus 1% and 2%) plus the applicable rate. The applicable rate under the First Lien Facility is 5.00% for LIBOR loans and 4.00% for base rate loans. The applicable rate under the Second Lien Facility is 9.25% for LIBOR loans and 8.25% for base rate loans.

Optional and Mandatory Prepayments

At our option, the First Lien Loan may be prepaid at any time, in whole or in part, with notice to the First Lien Agent. A prepayment premium applied to certain prepayments of the First Lien Loan until October 21, 2017, and no longer applies.

At our option, the Second Lien Loan may be prepaid at any time (but subject to the restrictions contained in the ABL Intercreditor Agreement and First Lien/Second Lien Intercreditor Agreement), in whole or in part, with notice to the Second Lien Agent. A prepayment premium applied to certain prepayments of the Second Lien Loan until May 21, 2020, and no longer applies.

In addition, subject to the satisfaction of certain conditions, the Borrower is permitted to offer its lenders to repurchase loans held by them under the Term Loan Facilities at a discount.

Under certain circumstances and subject to certain exceptions, the Term Loan Facilities will be subject to mandatory prepayments in the amount equal to: (x) 100% of the net cash proceeds of certain assets sales and issuances or incurrence of non-permitted indebtedness and (y) 50% of annual excess cash flow for any fiscal year, such percentage to decrease to 25% and 0% depending on the attainment of certain secured net leverage ratio targets.

Guarantee and Collateral

The Borrower’s obligations in respect of the Term Loan Facilities are guaranteed by Holdings and each of the Borrower’s material existing and newly acquired or created wholly-owned domestic restricted subsidiaries. The Borrower’s obligations under the Term Loan Facilities are secured by a first priority lien on the Term Loan Priority Collateral and a second priority lien on the ABL Priority Collateral. As between the First Lien Facility and the Second Lien Facility, liens securing the Second Lien Loan are junior and subordinated to the liens securing the First Lien Facility.

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Covenants and Other Matters

The Term Loan Facilities have various non-financial covenants, customary representations and warranties, events of defaults and remedies, similar to those described in respect of the ABL Facility above. There are no financial maintenance covenants in the Term Loan Facilities.

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SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, over    % of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering, we expect to have outstanding an aggregate of                shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below                  days after the date of this prospectus, and subject to the provisions of Rule 144, an additional                shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we and the Selling Shareholders, our executive officers and directors and our other existing security holders have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for                 days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately million shares immediately after consummation of this offering; or

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly,

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or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our new omnibus incentive plan and pursuant to all outstanding option grants made prior to this offering. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our shareholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued or sold pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

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If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S.

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Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

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Information Reporting and Backup Withholding

Payments of dividends on our common stock to a Non-U.S. Holder will not be subject to backup withholding if the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or the holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

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CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of common stock by (i) “employee benefit plans” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, collective investment trusts, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or any other U.S. or non-U.S. federal, state, local or other laws or regulations that are substantially similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii) and (iii) referred to hereunder as a “Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code (“Covered Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The acquisition of shares of common stock by a Covered Plan with respect to which the issuer, selling shareholder or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Plans that are governmental plans, certain church plans and non-U.S. plans may not be subject to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, they may nevertheless be subject to Similar Laws. Fiduciaries of any such plans should consult with their counsel before acquiring any of our common stock. The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of common stock. Neither this discussion nor anything provided in this prospectus is, or is intended to be, investment advice directed at any potential Plan purchasers, or at Plan purchasers generally, and such purchasers of any shares of common stock should consult with and rely on their own counsel and advisers as to whether an investment in the common stock is suitable for the Plan.

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UNDERWRITING

                and                 are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the Selling Shareholders and the underwriters, we and the Selling Shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the Selling Shareholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the Selling Shareholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and the Selling Shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us.

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Option to Purchase Additional Shares

We and the Selling Shareholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the Selling Shareholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for                days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain limited exceptions.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the                under the symbol “                .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the Selling Shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

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Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on                 , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our

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affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a Relevant State), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

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Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

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Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended

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from time to time, the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher  & Bartlett LLP.

EXPERTS

The consolidated financial statements of Jo-Ann Stores Holdings Inc. at February 1, 2020 and February 2, 2019 and for each of the years ended February 1, 2020, February 2, 2019 and February 3, 2018, appearing in this Prospectus and Registration Statement have been audited by Ernst and Young, LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Jo-Ann Stores Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jo-Ann Stores Holdings Inc. and subsidiaries (the Company) as of February 1, 2020 and February 2, 2019, the related consolidated statements of comprehensive income (loss), shareholders’ equity (deficit) and cash flows for the years ended February 1, 2020, February 2, 2019 and February 3, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 1, 2020 and February 2, 2019, and the results of its operations and its cash flows for the years ended February 1, 2020, February 2, 2019 and February 3, 2018 in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02, Leases

As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for leases in 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective February 3, 2019, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

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PURSUANT TO 17 CFR 200.83

Valuation of Goodwill

Description of the Matter

At February 1, 2020, the Company’s goodwill balance was $162.0 million. As discussed in Notes 1 and 8 to the consolidated financial statements, the Company evaluates the carrying amount of goodwill for impairment annually as of the first day of the fourth quarter or more frequently if indicators of impairment exist. The Company performs an initial assessment of qualitative factors to determine whether it is more likely than not that the reporting unit’s fair value is less than its carrying value. If management concludes the qualitative assessment is not sufficient to conclude on whether the fair value is less than the carrying value, a quantitative impairment test is performed. As part of the quantitative approach, the Company determines the fair value of the reporting unit using a discounted cash flow approach and the market comparable method. Given negative comparable sales and declining margins attributable to the impact of U.S. tariffs on imported merchandise from China, the Company determined that an interim impairment evaluation of goodwill was necessary for its Jo-Ann reporting unit for which it was concluded an impairment existed and recorded a goodwill impairment charge of $130.4 million during the second quarter of fiscal 2020. Due to a weaker than expected peak selling season, another quantitative impairment analysis of goodwill related to the Jo-Ann reporting unit was completed as of November 30, 2019. Based on the analyses performed, the Company recognized a goodwill impairment charge of $351.4 million during the fourth quarter of fiscal 2020.

Auditing the Company’s goodwill impairment assessment was complex and judgmental due to the significant estimation required to determine the fair value of the Jo-Ann reporting unit. In particular, the fair value estimates were sensitive to significant assumptions such as the weighted average cost of capital, revenue growth rates, EBITDA margins, and perpetual growth rates, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the Jo-Ann reporting unit, our audit procedures included, among others, evaluating the Company’s fair value methodology, testing the significant assumptions discussed above and testing the underlying data used by the Company in its analysis. For example, we compared the significant assumptions used by management to current industry and economic trends and assessed the historical accuracy of management’s estimates. We also involved a valuation specialist to assist in our evaluation of the weighted average cost of capital and market multiples.

/s/ Ernst & Young LLP

We have served as the Company’s auditors since 2002.

Cleveland, Ohio

December 18, 2020

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Jo-Ann Stores Holdings Inc.

Consolidated Balance Sheets

	February 1, 2020	February 2, 2019
	(Dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$24.4	$51.5
Inventories	649.7	615.8
Prepaid expenses and other current assets	45.7	42.7

Total current assets	719.8	710.0

Property, equipment and leasehold improvements, net	309.0	298.4
Operating lease assets	707.1	—
Goodwill	162.0	643.8
Intangible assets, net	384.2	403.4
Other assets	19.2	15.2

Total assets	$2,301.3	$2,070.8

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$227.1	$224.9
Accrued expenses	105.0	144.0
Current portion of operating lease liabilities	157.0	—
Current portion of long-term debt	9.1	26.0

Total current liabilities	498.2	394.9

Long-term debt, net	1,210.2	1,106.3
Long-term operating lease liabilities	645.2	—
Long-term deferred income taxes	91.0	82.9
Other long-term liabilities	28.7	113.5

Shareholders’ (deficit) equity:
Common stock, stated value $0.01 per share; 2,125,000 authorized; issued 428,765 and 427,516 shares at February 1, 2020 and February 2, 2019, respectively	—	—
Additional paid-in capital	123.5	122.0
Retained (deficit) earnings	(281.3)	265.3
Accumulated other comprehensive loss	(0.9)	(1.3)
Treasury stock at cost; 22,360 and 21,696 shares at February 1, 2020 and February 2, 2019, respectively	(13.3)	(12.8)

Total shareholders’ (deficit) equity	(172.0)	373.2

Total liabilities and shareholders’ (deficit) equity	$2,301.3	$2,070.8

See notes to consolidated financial statements.

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Jo-Ann Stores Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions except per share data)
Net sales	$2,241.2	$2,324.8	$2,314.3
Cost of sales	1,135.9	1,148.3	1,130.3
Selling, general and administrative expenses	977.4	951.4	943.4
Depreciation and amortization	77.5	76.0	78.8
Goodwill and trade name impairment	486.8	—	—

Operating (loss) profit	(436.4)	149.1	161.8
Interest expense, net	101.9	101.1	95.4
Debt related (gain) loss	(3.8)	2.4	0.9

(Loss) income before income taxes	(534.5)	45.6	65.5
Income tax provision (benefit)	12.1	10.3	(31.0)

Net (loss) income	$(546.6)	$35.3	$96.5

Other comprehensive income (loss):
Cash flow hedges	0.5	(1.8)	—
Income tax (provision) benefit on cash flow hedges	(0.1)	0.5	—

Other comprehensive income (loss)	0.4	(1.3)	—

Comprehensive (loss) income	$(546.2)	$34.0	$96.5

Earnings per common share:
Basic	$(1,345.72)	$87.04	$237.85
Diluted	$(1,345.72)	$85.94	$235.60
Weighted-average common shares outstanding:
Basic	406,171	405,820	405,880
Diluted	406,171	411,017	409,746

See notes to consolidated financial statements.

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Jo-Ann Stores Holdings Inc.

Consolidated Statements of Cash Flows

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)
Net cash (used for) provided by operating activities:
Net (loss) income	$(546.6)	$35.3	$96.5
Adjustments to reconcile net (loss) income to net cash (used for) provided by operating activities:
Non-cash operating lease expense	139.4	—	—
Depreciation and amortization	77.5	76.0	78.8
Deferred income taxes	7.9	(16.2)	(57.4)
Stock-based compensation expense	1.2	0.6	1.0
Amortization of deferred financing costs and original issue discount	4.3	4.1	4.7
Debt related (gain) loss	(3.8)	2.4	0.9
Loss on disposal and impairment of fixed assets	1.0	3.2	1.4
Goodwill and trade name impairment	486.8	—	—
Changes in operating assets and liabilities:
Increase in inventories	(33.9)	(39.1)	(16.6)
Increase in prepaid expenses and other current assets	(3.5)	(4.6)	(15.4)
Increase in accounts payable	2.2	47.6	36.2
(Decrease) increase in accrued expenses	(18.5)	0.6	(20.4)
Decrease in operating lease liabilities	(147.1)	—	—
Increase (decrease) in other long-term liabilities	1.2	(12.5)	(10.7)
Other, net	(2.0)	1.6	(1.3)

Net cash (used for) provided by operating activities	(33.9)	99.0	97.7

Net cash used for investing activities:
Capital expenditures	(78.6)	(48.4)	(44.0)
Proceeds from sale of fixed assets	—	1.7	—
Acquisition	—	—	(6.8)
Other investing activities	(0.9)	(3.0)	—

Net cash used for investing activities	(79.5)	(49.7)	(50.8)

Net cash provided by (used for) financing activities:
Senior note repurchases	—	(274.5)	(178.2)
Term loan proceeds, net of original issue discount	—	221.6	178.2
Term loan payments	(26.0)	(25.3)	(10.4)
Borrowings on revolving credit facility	526.3	555.4	323.1
Payments on revolving credit facility	(410.8)	(497.4)	(352.6)
Purchase and retirement of debt	(2.4)	—	—
Premium payments on interest rate cap agreements	—	(2.2)	—
Principal payments on finance lease obligations	(0.7)	—	—
Purchase of common stock	(0.5)	—	(0.7)
Proceeds from exercise of stock options	0.3	—	0.1
Financing fees paid	—	(2.7)	(1.8)
Other financing activities	0.1	—	—

Net cash provided by (used for) financing activities	86.3	(25.1)	(42.3)

Net (decrease) increase in cash and cash equivalents	(27.1)	24.2	4.6
Cash and cash equivalents at beginning of period	51.5	27.3	22.7

Cash and cash equivalents at end of period	$24.4	$51.5	$27.3

Cash paid during the period for:
Interest	$97.4	$104.0	$106.4
Income taxes, net of refunds	18.6	23.0	32.7

See notes to consolidated financial statements.

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Jo-Ann Stores Holdings Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

	Net Common Shares	Treasury Shares	Common Stock Stated Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity (Deficit)
	(Shares in thousands)		(Dollars in millions)
Balance, January 28, 2017	406.3	20.8	$—	$120.2	$(12.1)	$133.5	$—	$241.6
Net income	—	—	—	—	—	96.5	—	96.5
Stock-based compensation	—	—	—	1.0	—	—	—	1.0
Purchase of common stock	(0.9)	0.9	—	—	(0.7)	—	—	(0.7)
Exercise of stock options	0.5	—	—	0.1	—	—	—	0.1
Other	(0.1)	—	—	0.1	—	—	—	0.1

Balance, February 3, 2018	405.8	21.7	$—	$121.4	$(12.8)	$230.0	$—	$338.6
Net income	—	—	—	—	—	35.3	—	35.3
Stock-based compensation	—	—	—	0.6	—	—	—	0.6
Unrealized loss from hedge accounting	—	—	—	—	—	—	(1.3)	(1.3)

Balance, February 2, 2019	405.8	21.7	$—	$122.0	$(12.8)	$265.3	$(1.3)	$373.2
Net loss	—	—	—	—	—	(546.6)	—	(546.6)
Stock-based compensation	—	—	—	1.2	—	—	—	1.2
Purchase of common stock	(0.7)	0.7	—	—	(0.5)	—	—	(0.5)
Exercise of stock options	1.3	—	—	0.3	—	—	—	0.3
Unrealized gain from hedge accounting	—	—	—	—	—	—	0.4	0.4

Balance, February 1, 2020	406.4	22.4	$—	$123.5	$(13.3)	$(281.3)	$(0.9)	$(172.0)

See notes to consolidated financial statements.

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Jo-Ann Stores Holdings Inc.

Notes to Consolidated Financial Statements

Note 1—Significant Accounting Policies

Nature of Operations

We are the nation’s largest specialty retailer of fabrics and sewing accessories and one of the largest specialty retailers of crafts, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating and other creative endeavors. Our retail stores (operating as JOANN, Jo-Ann Fabric and Craft Stores and Jo-Ann Stores) and website (www.joann.com) feature a variety of competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, paper crafting material, artificial floral, home accents, finished seasonal and home décor merchandise. Our complementary website Creativebug (www.creativebug.com) offers an extensive array of online arts and crafts instructional videos for the do-it-yourself (“DIY”) community where customers can learn how to paint, draw, sew, quilt, knit, crochet, and much more, while capturing the intimate experience of learning from top designers and artists. As of February 1, 2020, we operated 867 retail stores in 49 states.

The significant accounting policies applied in preparing the accompanying consolidated financial statements of the Company are summarized below.

Basis of Presentation

The consolidated financial statements include the accounts of Jo-Ann Stores Holdings Inc. (the “Holding Company”), Needle Holdings LLC (“Needle Holdings”) and Jo-Ann Stores, LLC and its wholly-owned subsidiaries (“Jo-Ann”). All of the entities referenced in the prior sentence hereinafter will be referred to collectively as the “Company” and are all owned by affiliates of Leonard Green & Partners, L.P. (“LGP”). All intercompany accounts and transactions have been eliminated upon consolidation.

The Holding Company has no operating activities and is limited to the issuance of shares of common stock and stock options, the repurchase of common shares, the issuance and repurchase of debt, the receipt and payment of dividends or distributions and the payment of interest expense. The authorized, issued and outstanding common shares and treasury shares shown on the consolidated balance sheet are of the Holding Company. Likewise, Needle Holdings has no operating activities and is limited to the issuance of initial shares of common stock and stock options and the payment of dividends or distributions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions, as new information becomes available.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31 and refers to the year in which the period ends (e.g., fiscal 2020 refers to the year ended February 1, 2020). Fiscal years consist of 52 weeks, unless noted otherwise. Fiscal 2018 was a 53-week year.

Recently Adopted Accounting Guidance

In the second quarter of fiscal 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,”

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which eliminates the requirement to calculate the implied fair value of goodwill to measure the amount of impairment loss, if any, under the second step of the current goodwill impairment test. Under this guidance, the goodwill impairment loss is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. In both the second quarter and fourth quarter of fiscal 2020, the Company completed a quantitative impairment analysis of goodwill in accordance with ASU 2017-04, which resulted in non-cash goodwill impairment charges of $130.4 million and $351.4 million, respectively. See Notes to Consolidated Financial Statements, Note 8—Goodwill and Other Intangible Assets for further details.

In the first quarter of fiscal 2020, the Company adopted ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which addresses various cash flow classification scenarios and is intended to eliminate diversity in practice. We used the retrospective transition method to adopt this standard, with no material impact to the Consolidated Statements of Cash Flows.

In the first quarter of fiscal 2020, the Company adopted ASU No. 2016-02, “Leases (Topic 842),” which requires an entity to recognize lease assets and liabilities on the balance sheet and to disclose key information about an entity’s leasing arrangements. ASU 2016-02 requires companies to use a modified retrospective transition approach. In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842): Targeted Improvements” which provided an additional transition option that allows companies to continue applying the guidance under the previous lease standard in the comparative periods presented in the consolidated financial statements. We utilized the additional transition option to adopt ASU 2016-02. As a result, the standard was applied starting February 3, 2019 and prior periods were not restated. The Company elected the package of practical expedients permitted under the transition guidance within the new standard. This election allowed the carryforward of historical conclusions for lease identification, lease classification, and initial direct costs. The Company is accounting for leases with a term of less than one year under the short-term policy election. The Company also elected the practical expedient to not separate lease components from the non-lease components for all classes of leased assets. The Company chose not to elect the hindsight practical expedient.

Adoption of the new standard did not materially affect our Consolidated Statements of Comprehensive Income (Loss) or Consolidated Statements of Cash Flows, but resulted in the recognition of approximately $807 million of lease assets and liabilities on the Consolidated Balance Sheet as of February 3, 2019. In connection with the adoption, pre-existing liabilities for deferred rent, various lease incentives and favorable and unfavorable lease rights were reclassified as a component of the lease assets. Adoption did not require the Company to record an adjustment to opening retained earnings. Refer to Note 5—Leases for additional information.

In the first quarter of fiscal 2019, the Company adopted ASU No. 2014-09, “Revenue Recognition— Revenue from Contracts with Customers”, which is a comprehensive revenue recognition standard that supersedes nearly all existing revenue recognition guidance under GAAP. This guidance requires entities to recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. We used the modified retrospective transition method to adopt this standard, with no adjustments required to our opening retained earnings. The adoption did not have a material impact to our consolidated financial statements.

Future Adoption of Recently Issued Accounting Guidance

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract,” which aligns the accounting for implementation costs incurred in a cloud computing arrangement that is a service contract with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The guidance amends Accounting Standards Codification (“ASC”) 350 to include in its scope implementation costs of a cloud computing arrangement that is a service contract and clarifies that a customer should apply ASC 350 to determine which implementation costs should be capitalized in such a cloud computing arrangement. This guidance is effective for fiscal years and interim periods within those fiscal years beginning after December 15,

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2019, with early adoption permitted. The Company will adopt ASU 2018-15 in the first quarter of fiscal 2021 using the prospective approach. The Company does not expect adoption to have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduces new guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. The Company will adopt ASU 2016-13 in the first quarter of fiscal 2021. The Company does not expect adoption to have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the amended guidance and the impact on its consolidated financial statements and related disclosures.

Cash and Cash Equivalents

Cash equivalents are all highly-liquid investments with original maturities of three months or less.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost determined on a weighted average basis. Inventory valuation methods require certain management estimates and judgments, which affect the ending inventory valuation at cost, as well as the cost of sales reported for the year. These valuation methods include estimates of net realizable value on product designated for clearance and estimates of shrink between periods when the Company conducts distribution center inventory cycle counts and store physical inventories to substantiate inventory balances.

The Company’s accrual for shrink is based on the actual historical shrink results of recent distribution center inventory cycle counts and store physical inventories. These estimates are compared to actual results as physical inventory counts are taken and reconciled to the general ledger. The majority of the Company’s store physical inventory counts are taken in the first three quarters of each year and the shrink accrual recorded at February 1, 2020 is based on shrink results of these prior physical inventory counts. Store locations that have been open one year or longer are physically inventoried at least once over an 18-month cycle, with stores exhibiting a higher rate of shrink to sales inventoried at least once per year. The Company continually monitors and adjusts the shrink rate estimates based on the results of store physical inventory counts and shrink trends.

Inventory reserves for clearance product are estimated based on a number of factors, including, but not limited to, quantities of slow moving or carryover seasonal merchandise on hand, historical recovery statistics and future merchandising plans. The accuracy of the Company’s estimates can be affected by many factors, some of which are outside of the Company’s control, including changes in economic conditions and consumer buying trends.

Consignment inventory is not reflected in the Company’s consolidated financial statements. Consignment inventory consists of patterns, magazines, books, calendars, DVDs, ribbons and seeds. Consignment inventory can be returned to the vendor at any time. At the time consigned inventory is sold, the Company records the purchase liability in accounts payable and the related cost of merchandise in cost of sales.

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Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated useful life of the assets principally by the straight-line method. The major classes of assets and ranges of estimated useful lives are: buildings and building/land improvements from 10 to 40 years; furniture and fixtures from five to 10 years; purchased software and computer equipment from three to five years; leasehold improvements for the lesser of 10 years or over the remaining life of the lease; and finance lease assets for the term of the underlying lease. Maintenance and repair expenditures are charged to expense as incurred and improvements and major renewals are capitalized.

Software Development

The Company capitalized $16.3 million in fiscal 2020 and $5.6 million in fiscal 2019 for internal use software acquired from third parties. The capitalized amounts are included in property, equipment and leasehold improvements, net. The Company amortizes internal use software on a straight-line basis over periods ranging from three to five years beginning at the time the software becomes operational. Amortization expense was $6.6 million in fiscal 2020, $4.7 million in fiscal 2019 and $4.2 million in fiscal 2018. The unamortized balance for internal use software is $23.0 million as of February 1, 2020 and $13.3 million as of February 2, 2019.

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. The goodwill carried on the accompanying Consolidated Balance Sheet at February 1, 2020 was the resulting value of Jo-Ann becoming a wholly-owned subsidiary of Needle Holdings in March 2011 (the “Merger”) of $640.0 million, less impairment charges of $481.8 million recorded during fiscal 2020, and $3.8 million as a result of the acquisition of Creativebug, LLC (“Creativebug”) in April 2017. The Company tests goodwill and intangible assets for impairment annually and more frequently if circumstances indicate that impairment may exist.

The Company assesses the carrying value of goodwill at the reporting unit level. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. As of February 1, 2020, the Company has two reporting units, Jo-Ann and Creativebug.

Annually, as of the first day of the fourth quarter, or more frequently if circumstances indicate impairment may exist, the Company assesses qualitative factors to determine whether any circumstances exist which would indicate that it is more-likely-than-not that the fair values of the reporting units are below their respective carrying values. If such circumstances exist, a quantitative assessment is performed. The quantitative assessment compares the fair value of a reporting unit to its current carrying value. We determine the estimated fair value of a reporting unit based on valuation techniques including discounted cash flows as well as a market comparable method. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not considered impaired.

In fiscal 2020, the Company completed two quantitative goodwill impairment tests for the Jo-Ann reporting unit and concluded that goodwill impairment existed in the aggregate amount of $481.8 million. Based on a quantitative assessment, the Company determined that no goodwill impairment existed for the Jo-Ann reporting unit in fiscal 2019.

Annually, as of the first day of the fourth quarter, or more frequently if circumstances indicate impairment may exist, the Company assesses qualitative factors to determine whether any circumstances exist which would indicate that it is more-likely-than-not that the fair values of the indefinite-lived intangible assets not subject to amortization (Jo-Ann Trade Name and Joann.com Domain Name) are below their respective

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carrying values. If such circumstances exist, a quantitative assessment is performed. The quantitative assessment compares the fair value of an intangible asset to its current carrying value. We determine the estimated fair value of an intangible asset based upon the relief from royalty method which evaluates the appropriate royalty rate for the asset.

In fiscal 2020, the Company completed two quantitative impairment tests for the Jo-Ann Trade Name and concluded that impairment existed in the amount of $5.0 million. No quantitative assessment of the Joann.com Domain Name was performed in fiscal 2020, as the Company concluded based on qualitative assessments that it not was not-more-likely-than not that the fair value of the Jo-Ann.com Domain Name unit did not exceed its carrying value. Based on quantitative assessments, the Company determined that no impairment existed for the Jo-Ann Trade Name or Joann.com Domain Name in fiscal 2019.

See Notes to Consolidated Financial Statements, Note 8—Goodwill and Other Intangible Assets for further details.

Impairment of Long-Lived and Operating Lease Assets

The Company evaluates long-lived and operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors considered that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant changes in the manner of use of the assets or the Company’s overall business strategies. Potential impairment exists if the estimated undiscounted cash flow expected to result from the use of the asset is less than the carrying value of the asset. The amount of the impairment loss represents the excess of the carrying value of the asset over its fair value. Management estimates fair value based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model. Additional factors are taken into consideration, such as local market conditions, operating environment and other trends.

Based on management’s ongoing review of the performance of its stores, utilization of assets and other facilities, impairment losses included within SG&A expenses on the accompanying Consolidated Statements of Comprehensive Income (Loss) amounted to $0.2 million for fiscal 2020, $0.4 million for fiscal 2019 and $1.1 million for fiscal 2018.

Store Pre-Opening and Closing Costs

Store pre-opening costs are expensed as incurred and relate to the costs incurred prior to a new store or remodeled store opening, which includes the hiring and training costs for new employees, processing costs of initial merchandise and rental expense for the period prior to the store opening for business.

The Company recognizes costs associated with exit or disposal activities at the time the obligation is incurred. In addition, any liabilities that arise from exit or disposal activities are initially measured and recorded at fair value.

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)

Store pre-opening costs	$7.5	$4.7	$3.3
Store closing costs	1.8	1.4	1.2

Total	$9.3	$6.1	$4.5

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Accrued Expenses

The Company estimates certain material expenses in an effort to record those expenses in the period incurred. The Company’s most material estimates relate to compensation, taxes and insurance-related expenses, significant portions of which are self-insured. The ultimate cost of the Company’s workers’ compensation and general liability insurance accruals are recorded based on actuarial valuations and historical claims experience. The Company’s employee medical insurance accruals are recorded based on its medical claims processed, as well as historical medical claims experience for claims incurred but not yet reported. The Company maintains stop-loss coverage to limit the exposure to certain insurance-related risks. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual. Historically, such differences have not been significant.

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver or conveys a right to receive cash or another financial instrument. The carrying values of the Company’s cash and cash equivalents, accounts payable and borrowings on our Revolving Credit Facility are considered to be representative of fair value due to the short maturity of these instruments.

See Notes to Consolidated Financial Statements, Note 4—Fair Value Measurement for discussion regarding the fair value of the Company’s derivative instrument and term loan debt instruments.

Income Taxes

The Company does business in various jurisdictions that impose income taxes. The aggregate amount of income tax expense to accrue and the amount currently payable are based upon the tax statutes of each jurisdiction, pursuant to the asset and liability method. This process involves adjusting book income for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities are reflected on the balance sheet for temporary differences that will reverse in subsequent years. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are estimated to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period during which the change is enacted. The Company considers indefinite-lived intangibles as a potential future source of taxable income when considering the realizability of indefinite-lived deferred tax assets.

The current tax provision can be affected by the mix of income and identification or resolution of uncertain tax positions. Because income from different state jurisdictions may be taxed at different rates, the shift in mix between states during a year or over years can cause the effective tax rate to change. The rate is based on the best estimate of an annual effective rate, and those estimates are updated quarterly. The Company also regularly evaluates the status and likely outcomes of uncertain tax positions.

As a matter of course, the Company is regularly audited by federal, state and local tax authorities. For federal purposes, effective fiscal 2015, the Company is part of the Compliance Assurance Process (“CAP”) program, pursuant to which it works collaboratively with the IRS in order to address issues prior to its filing of the return. Effective fiscal 2018, the Company is a CAP “Maintenance” taxpayer, such that the level of IRS audit testing has been further reduced. For fiscal 2021, the Company will be in the “bridge” phase of the CAP program, pursuant to which the IRS will not accept disclosures, will not conduct reviews and will not provide letters of assurance for the year. Reserves are provided for potential exposures when it is considered more-likely-than-not that a taxing authority may take a sustainable position on a matter contrary to the Company’s position. The Company evaluates these reserves, including interest thereon, on a quarterly basis to ensure that they have been appropriately adjusted for events, including audit settlements that may impact the ultimate payment for such exposure.

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PURSUANT TO 17 CFR 200.83

Revenue Recognition

Revenue is primarily associated with sales of merchandise to customers within our retail stores and customers utilizing our e-commerce channels. Retail sales, net of estimated returns and point-of-sale coupons and discounts, are recorded at the point-of-sale when customers take control of the merchandise in stores. E-commerce sales include shipping revenue and are recorded upon delivery to the customer. Shipping and handling fees charged to customers are recorded as sales with related costs recorded as cost of sales. Sales taxes are not included in sales as the Company acts as a conduit for collecting and remitting sales taxes to the appropriate governmental authorities. Payment is typically due at the point-of-sale, thus the Company does not have material customer receivables.

The Company allows for merchandise to be returned under most circumstances. The current policy allows for customers to receive an even exchange or full refund based upon the original method of payment when the returned purchase is accompanied with a receipt. Historic customer return activity is used to estimate the returns reserve, which historically, has not been material to our consolidated financial statements. The Company presents the gross sales returns reserve in accounts payable and the estimated value of the merchandise expected to be returned in prepaid expenses and other current assets within the accompanying Consolidated Balance Sheets.

Proceeds from the sale of Jo-Ann gift cards are recorded as a liability and recognized as net sales when redeemed by the holder. Gift card breakage represents the remaining balance of our liability for gift cards for which the likelihood of redemption by the customer is remote. Gift card breakage is recognized as net sales in proportion to the pattern of rights exercised by the customer and is determined based on historical redemption patterns. The Company recognized $1.3 million of pre-tax income due to gift card breakage in fiscal 2020, $1.4 million in fiscal 2019 and $1.6 million in fiscal 2018. The Company generally is not required by law to escheat the value of unredeemed gift cards to the states in which it operates.

Activity related to the Company’s gift card liabilities was as follows:

	Fiscal Year- Ended
	February 1, 2020	February 2, 2019
	(Dollars in millions)
Balance at beginning of period	$30.8	$29.5
Issuance of gift cards	40.1	40.8
Revenue recognized (a)	(37.1)	(38.1)
Gift card breakage	(1.3)	(1.4)

Balance at end of period	$32.5	$30.8

(a)	Revenue recognized from the beginning liability during fiscal 2020 and fiscal 2019 totaled $8.9 million and $9.0 million, respectively.

Cost of Sales

Inbound freight and duties, including tariffs, related to import purchases and internal transfer costs are considered to be direct costs of the Company’s merchandise and, accordingly, are recognized when the related merchandise is sold as cost of sales. Cost of sales does not include depreciation and amortization. Purchasing and receiving costs, warehousing costs and other costs of the Company’s distribution network are considered to be period costs not directly attributable to the value of merchandise and, accordingly, are expensed as incurred as SG&A expenses.

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The Company receives vendor support, including cash discounts, volume discounts, allowances and markdown support. The Company has agreements in place with each vendor setting forth the specific conditions for each allowance or payment. Depending on the arrangement, the Company either recognizes the allowance as a reduction of current costs or defers the payment over the period the related merchandise is sold through cost of sales.

Operating Leases

Effective February 3, 2019 with the adoption of ASU 2016-02, the Company records right-of-use lease assets and lease liabilities on its Consolidated Balance Sheet. Lease liabilities are recorded at a discount based upon the Company’s estimated incremental borrowing rate. Factors incorporated into the calculation of lease discount rates include the valuations and yields of the Company’s term loan facilities, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for U.S. Retail Company debt yields.

The Company records lease cost on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which may include a period prior to the opening of a store or other facility to make any necessary leasehold improvements and install fixtures. Any tenant allowances received are recorded as a reduction of lease payments when calculating the lease liability and the associated asset. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheet and lease expense for such leases is recognized on a straight-line basis over the lease term. The Company combines lease and non-lease components. Many leases include one or more options to renew, and the exercise of lease renewal options is at the Company’s sole discretion. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Related Party Transactions

The Company paid the annual management fee of $5.0 million during each of fiscal 2020, fiscal 2019 and fiscal 2018 to LGP, which is included in SG&A expenses.

Advertising Costs

The Company expenses production costs of advertising the first time the advertising takes place. Advertising expense, net of co-operative advertising agreements, was $64.5 million for fiscal 2020, $65.6 million for fiscal 2019 and $70.4 million for fiscal 2018. Included in prepaid expenses and other current assets were $2.0 million at the end of fiscal 2020 and $1.6 million at the end of fiscal 2019 relating to prepayments of production costs for advertising.

Stock-Based Compensation

The fair value of stock-based awards to employees is recognized as compensation expense on a straight-line basis over the requisite service period of the awards. The fair value of the stock-based awards is determined using the Black-Scholes option pricing model. Determining the fair value of options at the grant date requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise and the associated volatility. The absence of an active market for the Company’s common stock also requires the Company board of directors to determine the fair value of its common stock for purposes of granting stock options. The Company obtains contemporaneous third-party valuations to assist the board of directors in determining the fair value of the Company’s common stock. See Notes to Consolidated Financial Statements, Note 10—Stock-Based Compensation for further details.

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Note 2—Financing

Long-term debt, net consisted of the following:

	February 1, 2020	February 2, 2019
	(Dollars in millions)
Revolving Credit Facility	$173.5	$58.0
Term Loan due 2023	844.5	869.2
Term Loan due 2024	217.5	225.0

Total debt	1,235.5	1,152.2
Less unamortized discount and debt costs	(16.2)	(19.9)

Total debt, net	1,219.3	1,132.3
Less current portion of debt	(9.1)	(26.0)

Long-term debt, net	$1,210.2	$1,106.3

On October 21, 2016, the Company entered into an amended and restated five-year $400.0 million Revolving Credit Facility ($139.8 million drawn at close) and a new seven-year $725.0 million Term Loan due 2023 (the “Transaction”). Proceeds from the Transaction of $864.8 million, together with approximately $18.1 million of cash, were used to fully repay the pre-existing senior secured credit facilities of $582.5 million plus accrued interest of $5.5 million and to pay fees and expenses of $20.9 million related to the Transaction, with the remainder used to repay approximately $271.8 million principal plus $2.2 million accrued interest of the Jo-Ann senior notes.

On July 21, 2017, the Company completed syndication of an incremental term loan in an aggregate principal amount of $180.0 million (the “Incremental Term Loan”) by obtaining an increase in the principal amount of initial term loans under the term loan credit agreement dated October 21, 2016. Proceeds from the Incremental Term Loan of $178.2 million were used to pay fees and expenses of $1.8 million related to the Incremental Term Loan, with the remainder used to repurchase $171.6 million principal plus $4.8 million of accrued interest of the Jo-Ann senior notes due 2019. On August 14, 2017, the Company repurchased the remaining balance of $6.6 million face value of the Jo-Ann senior notes due 2019g utilizing its Revolving Credit Facility.

On May 21, 2018, the Company completed syndication of the Term Loan due 2024 in an aggregate principal amount of $225.0 million. Proceeds from the Term Loan due 2024 of $221.6 million together with approximately $58.0 million of borrowings on the Company’s Revolving Credit Facility were used to pay fees and expenses of $2.4 million related to the Term Loan due 2024, which is accounted for as debt related (gain) loss within the accompanying Consolidated Statements of Comprehensive Income (Loss), with the remainder used to fully repay $274.5 million principal plus $2.7 million accrued interest of the Holding Company senior notes due 2019. An additional $0.3 million of fees and expenses were paid subsequent to the closing date.

Revolving Credit Facility

On October 21, 2016, the Company entered into an agreement to amend and restate various terms of the asset-based Revolving Credit Facility dated March 11, 2011 (as amended and in effect March 14, 2013). The amended and restated facility provides for senior secured financing of up to $400.0 million, subject to a borrowing base, maturing on October 20, 2021. The borrowing base equals the sum of (i) the appraised net orderly liquidation value of eligible inventory at an advance rate of 90.0 percent to 92.5 percent, based on seasonality, plus (ii) 90.0 to 92.5 percent of the appraised net orderly liquidation value of eligible in-transit inventory, based on seasonality, plus (iii) 90.0 percent of eligible credit and debit card receivables, plus (iv) 90.0 percent of eligible letter of credit inventory, minus (v) certain availability reserves. The amended facility is secured by a first priority security interest in Jo-Ann’s inventory, accounts receivable, and related assets with a second priority interest in all other assets, excluding real estate. It is guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

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The maturity date of the amended facility is October 20, 2021. Under the amended facility, base rate loans bear an additional margin of 0.50 percent when average historical excess capacity is less than 40.0 percent of the maximum credit and 0.25 percent when average historical excess capacity is greater than or equal to 40.0 percent of the maximum credit. Eurodollar rate loans bear an additional margin of 1.50 percent when average historical excess capacity is less than 40.0 percent of the maximum credit and 1.25 percent when average historical excess capacity is greater than or equal to 40.0 percent of the maximum credit. Unused commitment fees on the amended facility are at a rate of 0.25 percent per annum. Interest for base rate loans is due on the first business day of the calendar quarter subsequent to the borrowing period. Interest for Eurodollar rate loans is due the day that the Eurodollar rate loan expires or if the duration of the loan is more than three months, interest is due every three months from the first day of the interest period. Jo-Ann has the option to request an increase in the size of the facility up to $100.0 million (for a total facility of $500.0 million) in increments of $20.0 million, provided that no default exists or would arise from the increase. However, the lenders under the Revolving Credit Facility are under no obligation to provide any such additional increments.

The amended and restated credit agreement requires that from the time excess availability on any day is less than the greater of (i) $35.0 million and (ii) 10 percent of the Maximum Credit until the time excess availability is greater than the greater of (i) $35.0 million and (ii) 10 percent of the Maximum Credit for 30 consecutive calendar days, the consolidated fixed charge coverage ratio shall be not less than 1.0 to 1.0.

The Revolving Credit Facility contains customary covenants that, among other things, impose restrictions on Jo-Ann’s ability to incur additional indebtedness, guarantee obligations, create liens against its assets or revenues, engage in mergers or consolidations, dispose of assets, make investments, loan or advance funds, engage in certain transactions with affiliates or change the nature of its business. Jo-Ann is also restricted in its ability to pay dividends or make other distributions.

A breach of any of these covenants could result in an event of default. Upon the occurrence and continuation of an event of default, the lenders could elect to declare all amounts outstanding under the Revolving Credit Facility to be due and payable and to terminate all commitments to extend further credit. Such actions by the lenders could cause cross defaults under our other indebtedness. If Jo-Ann is unable to repay amounts due, the lenders under the Revolving Credit Facility could proceed against the collateral granted to them to secure that indebtedness.

The total fees and expenses associated with amending the Revolving Credit Facility were approximately $1.7 million, which fees represent banking, legal and other professional services. These fees and expenses were recorded as deferred costs and are being amortized over the life of the Revolving Credit Facility. Additionally related to the amendment of the Revolving Credit Facility, $0.4 million of debt extinguishment costs were recorded in fiscal 2017 related to the previously deferred costs of the Revolving Credit Facility.

As of February 1, 2020, there were $173.5 million of borrowings on the Revolving Credit Facility and our outstanding letters of credit obligation was $20.3 million. As of February 1, 2020, our excess availability on the Revolving Credit Facility was $206.2 million. During fiscal 2020, the weighted average interest rate for borrowings under the Revolving Credit Facility was 3.42 percent compared to 3.62 percent during fiscal 2019. As of February 2, 2019, the Company had $58.0 million of borrowings on the Revolving Credit Facility and our outstanding letters of credit obligation was $25.3 million.

Term Loan due 2023

On October 21, 2016, the Company entered into a $725.0 million senior secured term loan facility (the “Term Loan due 2023”) which was issued at 98.0 percent of face value. On July 21, 2017, the Company completed syndication of the Incremental Term Loan in an aggregate principal amount of $180.0 million, which was issued at 99.0 percent of face value, by obtaining an increase in the principal amount of the Term Loan due 2023. Proceeds from the Incremental Term Loan of $178.2 million were used to pay $1.8 million of fees and expenses related to the Incremental Term Loan, with the remainder used to repurchase $171.6 million plus $4.8 million of accrued interest of the previously outstanding senior notes issued by Jo-Ann, due 2019.

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The Term Loan due 2023 facility is with a syndicate of lenders and is secured by substantially all the assets of Jo-Ann, excluding the Revolving Credit Facility collateral, and has a second priority security interest in the Revolving Credit Facility collateral. It is guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

The Term Loan due 2023 has a maturity date of October 20, 2023. Base rate loans bear an additional margin of 4.0 percent, while Eurodollar rate loans bear an additional margin of 5.0 percent. Eurodollar rate loans are subject to a 1.0 percent LIBOR floor. Interest payments are made (a) as to any loan other than a base rate loan, the last day of each interest period applicable to such loan and the applicable maturity date; provided that if any interest period for a Eurodollar rate loan exceeds three months, the respective dates that fall every three months after the beginning of such interest period shall also be interest payment dates; and (b) as to any base rate loan, the last business day of each January, April, July and October and the applicable maturity date. During fiscal 2020, the weighted average interest rate for borrowings under the Term Loan due 2023 facility was 7.46 percent compared to 7.40 percent during fiscal 2019.

The Term Loan due 2023 has mandatory quarterly repayments of $2.3 million on the last business day of each January, April, July and October. The Term Loan due 2023 also contains a provision requiring up to 50.0 percent of “excess cash flow” (as defined in the Term Loan due 2023 agreement and commencing with the fiscal year ended February 3, 2018) to be applied toward payment of principal on that facility, with step-downs to 25.0 percent and 0.0 percent should the senior secured net leverage ratio be less than 2.50x and 2.00x, respectively. There is no excess cash flow payment due for fiscal 2020. For fiscal 2019, senior secured debt was greater than 2.50x adjusted EBITDA; therefore, 50.0 percent of excess cash flow was required as a payment of principal on the Term Loan due 2023. An excess cash flow principal payment of $15.7 million related to fiscal year 2019 was made in March of fiscal 2020.

The Term Loan due 2023 agreement does not contain any financial covenants.

The Term Loan due 2023 was issued at a $14.5 million discount. A portion of the discount in the amount of $11.1 million was recorded as a reduction of debt and is being amortized over the life of the Term Loan due 2023 and $3.4 million of the discount was recorded as debt related (gain) loss in fiscal 2017.

The Incremental Term Loan was issued at a $1.8 million discount, which was recorded as a reduction of debt and is being amortized over the life of the Term Loan due 2023. The total fees and expenses associated with issuing the Incremental Term Loan were $1.8 million, which fees represent banking, legal and other professional fees. These fees and expenses were recorded as a reduction of debt and are being amortized over the life of the Term Loan due 2023.

The Term Loan due 2023 contains customary covenants that, among other things, impose restrictions on Jo-Ann’s ability to incur additional indebtedness, guarantee obligations, create liens against its assets or revenues, engage in mergers or consolidations, dispose of assets, make investments, loan or advance funds, engage in certain transactions with affiliates or change the nature of its business. Jo-Ann also is restricted in its ability to pay dividends or make other distributions.

A breach of any of these covenants could result in an event of default. Upon the occurrence and continuation of an event of default, the lenders could elect to declare all amounts outstanding under the Term Loan due 2023 to be due and payable and to terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If Jo-Ann is unable to repay amounts due, then the lenders under the Term Loan due 2023 could then proceed against the collateral granted to them to secure that indebtedness.

Term Loan due 2024

On May 21, 2018, the Company entered into a $225.0 million term loan facility (the “Term Loan due 2024”), which was issued at 98.5 percent of face value. The Term Loan due 2024 is with a syndicate of lenders. The Term Loan due 2024 is secured by a second priority security interest in all the assets of Jo-Ann, excluding

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the Revolving Credit Facility collateral, and has a third priority security interest in the Revolving Credit Facility collateral. It is guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

The Term Loan due 2024 has a maturity date of May 21, 2024. Base rate loans bear an additional margin of 8.25 percent, while Eurodollar rate loans bear an additional margin of 9.25 percent. Eurodollar rate loans are subject to a 1.0 percent LIBOR floor. Interest payments are made (a) as to any loan other than a base rate loan, the last day of each interest period applicable to such loan and the applicable maturity date; provided that if any interest period for a Eurodollar rate loan exceeds three months, the respective dates that fall every three months after the beginning of such interest period shall also be interest payment dates; and (b) as to any base rate loan, the last business day of each January, April, July and October and the applicable maturity date. During fiscal 2020, the weighted average interest rate for borrowings under the Term Loan due 2024 was 11.72 percent compared to 11.76 percent during fiscal 2019.

The Term Loan due 2024 does not require amortization payments. The Term Loan due 2024 contains a provision requiring up to 50.0 percent of “excess cash flow” (as defined in the Term Loan due 2024 agreement and commencing with the fiscal year ended February 2, 2019) to be applied toward payment of principal on that facility with step-downs to 25.0 percent and 0.0 percent should the First Lien Net Leverage Ratio (as defined in the Term Loan due 2024 agreement) be less than or equal to 2.50x and 2.00x, respectively; provided, however, for so long as any indebtedness is outstanding under the Term Loan due 2024 agreement, any permitted priority secured debt or any permitted refinancing of any of the foregoing, only declined proceeds shall be subject to the prepayment requirements. There is no excess cash flow payment due for fiscal 2020. An excess cash flow principal payment of $1.2 million related to fiscal 2019 was made in April of fiscal 2020.

The Term Loan due 2024 agreement does not contain any financial covenants.

The Term Loan due 2024 was issued at a $3.4 million discount, which was recorded as a reduction of debt and is being amortized over the life of the Term Loan due 2024. The total fees and expenses associated with issuing the Term Loan due 2024 were $2.7 million, which fees represent banking, legal and other professional fees. These fees and expenses were recorded as deferred costs and are being amortized over the life of the Term Loan due 2024.

During the fourth quarter of fiscal 2020, the Company repurchased $6.3 million in face value of the Term Loan due 2024 at an average of 38 percent of par, resulting in a $3.8 million gain, which is included in debt related (gain) loss within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows. A write-off of the deferred charges and original issue discount, totaling $0.1 million, associated with the original debt issuance was recognized as an offset to debt related (gain) loss.

The Term Loan due 2024 contains customary covenants that, among other things, impose restrictions on Jo-Ann’s ability to incur additional indebtedness, guarantee obligations, create liens against its assets or revenues, engage in mergers or consolidations, dispose of assets, make investments, loan or advance funds, engage in certain transactions with affiliates or change the nature of its business. Jo-Ann also is restricted in its ability to pay dividends or make other distributions.

A breach of any of these covenants could result in an event of default. Upon the occurrence and continuation of an event of default, the lenders could elect to declare all amounts outstanding under the Term Loan due 2024 to be due and payable and to terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If Jo-Ann is unable to repay amounts due, then the lenders under the Term Loan due 2024 could then proceed against the collateral granted to them to secure that indebtedness.

At February 1, 2020, the Company was in compliance with all covenants under its credit agreements.

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At February 1, 2020, the Company’s fixed minimum debt principal maturities were as follows:

Fiscal Year	Revolving Credit Facility	Term Loan due 2023	Term Loan due 2024	Total
	(Dollars in millions)
2021	$—	$9.1	$—	$9.1
2022	—	6.8	—	6.8
2023	—	9.1	—	9.1
2024	—	819.5	—	819.5
Thereafter	—	—	217.5	217.5

	$—	$844.5	$217.5	$1,062.0

Note 3—Derivative Instruments

The Company is exposed to certain market risks during the normal course of its business arising from adverse changes in interest rates. The Company’s exposure to interest rate risk results primarily from its variable-rate borrowings. The Company may selectively use derivative financial instruments to manage the risks from fluctuations in interest rates. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates can be volatile, and the Company’s risk management activities do not totally eliminate these risks. Consequently, these fluctuations could have a significant effect on the Company’s financial results.

In July 2018, the Company purchased, for $2.2 million, a forward starting interest rate cap based on 3-month London Inter-Bank Offered Rate (“LIBOR”) effective October 23, 2018 through October 23, 2021. The objective of the hedging instrument is to offset the variability of cash flows in term loan debt interest payments attributable to fluctuations in LIBOR beyond 3.5 percent. The interest rate cap qualifies as an effective hedge instrument and has been designated as a cash flow hedge of variability in LIBOR-based interest payments. The interest rate cap is recognized in our Consolidated Balance Sheets at fair value. Changes in the fair value of this instrument are recorded in Other Comprehensive Income (Loss) and will be reclassified to interest expense in the same period(s) during which the hedged transactions affect earnings.

The following table summarizes the fair value and balance sheet classification of the Company’s outstanding derivative within the accompanying Consolidated Balance Sheets as of February 1, 2020 and February 2, 2019:

Instrument	Balance Sheet Location	February 1, 2020	February 2, 2019
		(Dollars in millions)
Interest Rate Cap	Other Assets	$—	$0.2

The interest rate cap had an amortized notional amount of $703.5 million and $725.7 million as of February 1, 2020 and February 2, 2019, respectively.

The Company’s interest rate cap was deemed effective for the period ending February 1, 2020 and the Company expects the derivative will continue to be effective. The time value of the interest rate cap is excluded from the assessment of effectiveness and is being amortized to interest expense over the life of the hedge. The Company does not expect any material reclassification out of Other Comprehensive Income (Loss) into earnings during the next 12 months.

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The impacts of the Company’s derivative instrument on the accompanying Consolidated Statements of Comprehensive Income (Loss) for fiscal 2020 and fiscal 2019 are presented in the table below:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019
	(Dollars in millions)
Gain (loss) recognized in Other Comprehensive Income (Loss) on derivatives, gross of income taxes	$0.5	$(1.8)
Amount reclassified from Other Comprehensive Income (Loss) into earnings	—	—
Amortization of excluded component to interest expense	0.7	0.2

Note 4—Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

Level 3 – Unobservable inputs in which there is little or no market data which require the reporting entity to develop its own assumptions.

The following provides the carrying and fair value of the Company’s derivative instrument as of February 1, 2020 and February 2, 2019:

		February 1, 2020		February 2, 2019
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
		(Dollars in millions)
Interest rate cap	2	$—	$—	$0.2	$0.2

The valuation of the interest rate cap is measured as the present value of all expected future cash flows based on the LIBOR-based yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparty.

The fair values of cash and cash equivalents and accounts payable approximated their carrying values because of the short-term nature of these instruments. If these instruments were measured at fair value in the financial statements, they would be classified as Level 1 in the fair value hierarchy.

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Long-term debt is presented at carrying value in our Consolidated Balance Sheets. The fair value of the Company’s term loans was determined based on quoted market prices or recent trades of these debt instruments in less active markets. If our long-term debt was recorded at fair value, it would be classified as Level 2 in the fair value hierarchy. The following provides the carrying and fair values of the Company’s term loans as of February 1, 2020 and February 2, 2019:

	February 1, 2020		February 2, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in millions)
Term Loan due 2023 (a)	$833.1	$599.8	$854.9	$844.2
Term Loan due 2024 (a)	212.7	74.4	219.4	211.7

(a)	Net of deferred financing costs and original issue discount.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). The fair values are determined based on either a market approach, an income approach, in which the Company utilizes internal cash flow projections over the life of the underlying assets discounted using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model, or a combination of both. These measures of fair value, and related inputs, are considered a Level 3 approach under the fair value hierarchy.

The Company uses the end of the period when determining the timing of transfers between levels. There were no transfers between levels during the periods presented.

Note 5—Leases

With the exception of one store, all of the Company’s retail stores operate out of leased facilities. Our store leases generally have initial terms of 10 years with renewal options for up to 20 years. We lease a distribution center located in Visalia, California. The initial term of the Visalia, California lease expires in October 2026 and we have renewal options for up to an additional 40 years. The Company also leases certain computer and store equipment, with lease terms that are generally five years or less. The Company generally has lease arrangements that have minimum lease payments. Certain of the Company’s leased store locations have variable payments based upon actual costs of common area maintenance, real estate taxes and property and liability insurance. In addition, some of the Company’s leased store locations have provisions for variable payments based upon a specified percentage of defined sales volume or dependent on an existing index or rate, such as the consumer price index or the prime interest rate. Also, some of the Company’s leases contain escalation clauses and provide for contingent rents based on a percent of sales in excess of defined minimums.

As most of the Company’s leases include one or more options to renew and extend the lease term, the exercise of lease renewal options is at the Company’s sole discretion. Generally, a renewal option is not deemed to be reasonably certain to be exercised until such option is legally executed. The Company’s leases do not include purchase options or residual value guarantees on the leased property. The depreciable life of leasehold improvements are limited by the expected lease term.

A majority of the Company’s leases are classified as operating leases and the associated assets and liabilities are presented as separate captions in the Consolidated Balance Sheet. At February 1, 2020, the weighted-average remaining lease term for the Company’s operating leases was 5.96 years, and the weighted average discount rate was 7.79%. For fiscal 2020, operating lease cost of $204.5 million and variable lease cost of $57.5 million were reflected as selling, general and administrative expenses in the Consolidated Statement of Comprehensive Income (Loss). Cash paid for amounts included in the measurement of operating lease liabilities of $221.3 million was reflected in cash flows provided by operating activities in the Consolidated Statement of Cash Flows.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The Company has a small number of leases classified as finance leases which are presented in the Consolidated Balance Sheet as follows:

	Classification	February 1, 2020	February 2, 2019
		(Dollars in millions)
Assets:
Finance lease assets. net	Property, equipment and leasehold improvements, net	$4.3	$—

Liabilities
Current portion of finance lease liabilities	Accrued expenses	1.5	—
Long-term portion of finance lease liabilities	Other long-term liabilities	2.6	—

In fiscal 2020, the Company incurred $0.5 million of finance lease amortization expense which is presented as depreciation and amortization within the accompanying Consolidated Statement of Comprehensive Income (Loss) and $0.1 million of finance lease interest expense which is presented as interest expense, net within the accompanying Consolidated Statement of Comprehensive Income (Loss). No expense related to finance leases was incurred in fiscal 2019 or fiscal 2018.

The following is a schedule of future minimum rental payments under non-cancelable operating and financing leases:

	Future Minimum Rental Payments
Fiscal Year:	Operating Leases	Finance Leases	Total
	(Dollars in millions)
2021	$221.2	1.6	$222.8
2022	198.0	1.6	199.6
2023	168.6	1.0	169.6
2024	137.1	—	137.1
2025	102.0	—	102.0
Thereafter	231.1	—	231.1

Total Lease payments	$1,058.0	$4.2	$1,062.2
Less: imputed interest	(255.8)	(0.1)	(255.9)

Present value of lease liabilities	$802.2	$4.1	$806.3

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Note 6—Accrued Expenses and Other Long-Term Liabilities

Accrued expenses consists of the following:

	February 1, 2020	February 2, 2019
	(Dollars in millions)
Accrued taxes	$24.5	$36.3
Accrued compensation	24.4	28.1
Accrued interest	2.7	3.2
Workers’ compensation and general liability insurance	11.1	10.3
Occupancy and rent-related liabilities (a)	1.8	22.2
Customer gift cards	32.4	30.7
Capital expenditures payable	1.2	2.7
Finance lease obligations	1.5	—
Other	5.4	10.5

Total accrued expenses	$105.0	$144.0

(a)

In connection with the adoption of ASU 2016-02 in the first quarter of fiscal 2020, pre-existing liabilities for deferred rent and various lease incentives were reclassified as a component of the operating lease assets. Refer to Note 5—Leases for additional information.

Other long-term liabilities consist of the following:

	February 1, 2020	February 2, 2019
	(Dollars in millions)
Workers’ compensation and general liability insurance	$17.2	$17.3
Occupancy and rent-related liabilities (a)	—	88.5
Unfavorable lease rights, net (a)	—	0.5
Finance lease obligations	2.6	—
Other	8.9	7.2

Total other long-term liabilities	$28.7	$113.5

(a)

In connection with the adoption of ASU 2016-02 in the first quarter of fiscal 2020, pre-existing liabilities for deferred rent, various lease incentives and unfavorable lease rights were reclassified as a component of the operating lease assets. Refer to Note 5—Leases for additional information.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Total discounted insurance liabilities for the fiscal year ended 2020 were $28.3 million, reflecting a 0.7 percent discount rate, and for the fiscal year ended 2019 were $27.6 million, reflecting a 1.3 percent discount rate. The long-term portion of certain workers’ compensation and general liability accruals are discounted to their net present value based on expected loss payment patterns determined by independent actuaries using actual historical payments. The following table represents a five year schedule for estimated future long term insurance liabilities:

Fiscal Year-Ended	Liability
(Dollars in millions)
2022	$6.3
2023	4.4
2024	2.7
2025	1.5
2026	1.0
Thereafter	1.3

Total long-term workers’ compensation and general liability insurance	$17.2

Note 7—Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consisted of the following:

	February 1, 2020	February 2, 2019
	(Dollars in millions)
Land and buildings	$81.8	$80.7
Furniture, fixtures and equipment	344.6	339.1
Purchased software and computer equipment	121.9	99.4
Leasehold improvements	349.0	319.8
Construction in progress	1.5	2.8
Finance lease assets	4.8	—

	903.6	841.8
Less accumulated depreciation and amortization	(594.6)	(543.4)

Property, equipment and leasehold improvements, net	$309.0	$298.4

Depreciation expense was $70.3 million in fiscal 2020, $68.7 million in fiscal 2019 and $71.6 million in fiscal 2018.

Note 8—Goodwill and Other Intangible Assets

In connection with the Merger and the acquisition of Creativebug, the Company acquired certain intangible assets and recognized goodwill based on the excess of purchase price over the fair value of assets acquired and liabilities assumed.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Changes in the carrying value of goodwill were as follows:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019
	(Dollars in millions)
Goodwill, balance at beginning of year	$643.8	$643.8
Impairment	(481.8)	—

Goodwill, balance at end of year	$162.0	$643.8

The carrying amount of goodwill attributable to the Creativebug acquisition is deductible for income tax purposes, ratably over 15 years. The remaining carrying amount of goodwill is not deductible for income tax purposes.

The carrying amount and accumulated amortization of identifiable intangible assets was:

		February 1, 2020		February 2, 2019
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Dollars in millions)
Jo-Ann trade name		$325.0	$—	$330.0	$—
Joann.com domain name		10.0	—	10.0	—
Creativebug trade name	10	0.1	—	0.1	—
Technology	3	0.9	0.8	0.9	0.5
Favorable lease rights (a)	up to 17	—	—	14.0	7.1
Customer relationships	16	110.0	61.0	110.3	54.3

Total intangible assets		$446.0	$61.8	$465.3	$61.9

(a)

In connection with the adoption of ASU 2016-02 in the first quarter of fiscal 2020, favorable lease rights were reclassified as a component of the operating lease assets. Refer to Note 5—Leases for additional information.

Due to the Company’s negative comparable sales and declining margins, primarily as a result of the expected ongoing impact of U.S. tariffs on imported merchandise from China enacted during the second half of fiscal 2019 and subsequently increased during the second quarter of fiscal 2020, a quantitative impairment analysis of goodwill related to the Jo-Ann reporting unit was completed as of July 6, 2019. The Company performed a discounted cash flow analysis and a market multiple analysis and used the resulting average as the fair value. Based on the analyses performed, the carrying value of the reporting unit exceeded the fair value of the reporting unit; therefore, the Company recognized a non-cash goodwill impairment charge of $130.4 million, which was recorded as goodwill and trade name impairment within the accompanying Consolidated Statements of Comprehensive Income (Loss) during the second quarter of fiscal 2020. As of July 6, 2019, the Company also performed a quantitative impairment analysis of the Jo-Ann Trade Name utilizing a relief from royalty approach by comparing the fair value of the trade name to its carrying value. Based on this information, the Company determined there was no impairment related to the Jo-Ann Trade Name during the second quarter of fiscal 2020.

As of November 2, 2019, the Company assessed qualitative factors in order to determine whether any events and circumstances existed which indicated that it was more-likely-than-not that the fair values of the Jo-Ann reporting unit, Jo-Ann Trade Name and Joann.com Domain Name did not exceed their respective carrying values and concluded no such events or circumstances existed which would require a quantitative impairment test be performed.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Due to a weaker than expected peak selling season, another quantitative impairment analysis of goodwill related to the Jo-Ann reporting unit was completed as of November 30, 2019. The Company performed a discounted cash flow analysis and a market multiple analysis and used the resulting average as the fair value. Based on the analyses performed, the carrying value of the reporting unit exceeded the fair value of the reporting unit; therefore, the Company recognized a non-cash goodwill impairment charge of $351.4 million, which was recorded as goodwill and trade name impairment within the accompanying Consolidated Statements of Comprehensive Income (Loss) during the fourth quarter of fiscal 2020. As of November 30, 2019, the Company also performed another quantitative impairment analysis of the Jo-Ann Trade Name utilizing a relief from royalty approach by comparing the fair value of the trade name to its carrying value. Based on this information, the Company recognized a non-cash pre-tax impairment charge of $5.0 million, which was recorded as goodwill and trade name impairment within the accompanying Consolidated Statements of Comprehensive Income (Loss) during the fourth quarter of fiscal 2020.

As of February 1, 2020, the Company assessed qualitative factors in order to determine whether any events and circumstances existed which indicated that it was more-likely-than-not that the fair value of the Joann.com Domain Name did not exceed its carrying value and concluded no such events or circumstances existed which would require a quantitative impairment test be performed.

For fiscal 2020, 2019 and 2018, intangible asset amortization expense of $7.2 million, $7.3 million and $7.2 million, respectively was recognized by the Company. The weighted average remaining amortization period of finite-lived intangible assets as of February 1, 2020 and February 2, 2019 approximated 7.1 years and 8.5 year, respectively. Amortization of favorable lease rights is included in SG&A expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

The remaining amortization of intangible assets, excluding favorable lease rights, with definitive lives by year is as follows (in millions):

Fiscal Year	Amortization
2021	$6.9
2022	6.9
2023	6.9
2024	6.9
2025	6.9
Thereafter	14.7

Total	$49.2

Note 9—Income Taxes

During fiscal 2018 and fiscal 2019, we recorded a combined tax benefit of $51.9 million reflecting the impact of the reduction of the federal corporate income tax rate from 35 percent to 21 percent, effective January 1, 2018, as mandated by the Tax Cuts and Jobs Act (the “Tax Act”).

At the end of fiscal 2020, the Company’s unrecognized tax benefits are $9.9 million, of which $9.4 million would affect the effective tax rate, if recognized. During fiscal 2020 and fiscal 2019, the Company filed amended Federal income tax returns for four prior tax years. Based on the view that it is not more-likely-than-not that the revised tax return positions will ultimately be sustained, the Company has not recognized the positions as a tax provision but has included them in the current total of unrecognized tax benefits, as reflected below.

The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The total amount of interest and penalties accrued as of the end of fiscal 2020 and fiscal 2019 were $0.3 million and $0.1 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The Company files income tax returns in the U.S., China and various state and local jurisdictions. For U.S. federal, state and local purposes, the Company is no longer subject to income tax examinations by taxing authorities for fiscal years prior to fiscal 2015, with some exceptions for state and local purposes due to longer statutes of limitations or the extensions of statutes of limitations. The Company expects to decrease its uncertain tax positions by $1.4 million within the next fiscal year due to settlement with state taxing authorities and the expiration of statues of limitations, all of which is expected to be recognized as an income tax benefit.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the past three fiscal years is as follows:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)
Balance at beginning of fiscal year	$2.8	$1.0	$1.0
Increases related to prior year tax positions	7.1	1.8	—
Decreases related to prior year tax positions	—	—	—
Settlements	—	—	—
Lapse of statute of limitations	—	—	—

Balance at end of fiscal year	$9.9	$2.8	$1.0

The significant components of the income tax provision are as follows:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)
Current:
Federal	$2.3	$20.2	$22.2
State and local	1.9	6.3	4.2

	4.2	26.5	26.4
Deferred	7.9	(16.2)	(57.4)

Income tax provision (benefit)	$12.1	$10.3	$(31.0)

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The reconciliation of income tax provision at the statutory rate to the income tax provision is as follows:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)
Federal income tax provision at the statutory rate	$(112.2)	$9.6	$22.1
Effect of:
Goodwill impairment	101.2	—	—
Changes in valuation allowances	29.3	0.7	(0.9)
State and local taxes, net of federal benefit	(4.6)	2.2	2.7
Officers’ life insurance	(1.1)	(1.0)	(1.5)
Uncertain tax positions (inclusive of penalties and interest)	1.1	—	—
Federal general business credits	(0.9)	(0.7)	(0.8)
Other, net	(0.7)	(0.9)	(0.3)

Subtotal	12.1	9.9	21.3
Effect of the Tax Act	—	0.4	(52.3)

Income tax provision (benefit)	$12.1	$10.3	$(31.0)

The Company recorded additional valuation allowances during fiscal 2020 to reflect that the deferred tax assets relating to the federal interest expense deduction, the federal charitable contribution deduction and state income/franchise tax credits are not realizable. As of February 1, 2020, there is no longer forecasted future taxable income or other sufficient evidence existing to support the future realization of these deductions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows:

	February 1, 2020	February 2, 2019
	(Dollars in millions)
Deferred tax assets:
Lease obligations	$207.5	$26.5
Interest expense carryforward	27.6	10.4
Employee benefits	10.6	11.0
Inventory items	9.5	9.3
State credits	2.9	3.0
Federal net operating loss carryforwards	1.5	1.8
State net operating loss carryforwards	1.2	0.3
Valuation allowances	(30.7)	(1.4)
Unrecognized tax benefits	(0.3)	(0.3)
Other	6.0	5.9

	235.8	66.5
Deferred tax liabilities:
Depreciation	(45.7)	(47.4)
Identified intangibles	(98.9)	(102.0)
Operating lease assets	(182.2)	—

	(326.8)	(149.4)

Total deferred taxes	$(91.0)	$(82.9)

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The Company has approximately $7.2 million of gross federal net operating loss (“NOL”) carryforwards and $15.4 million of gross state NOL carryforwards, which expire in fiscal 2021 through fiscal 2027 and fiscal 2021 through fiscal 2040, respectively. The Company has net state tax credits of $2.9 million, with a valuation allowance of $2.9 million related to state tax credits.

Note 10—Stock-Based Compensation

In March 2011, as part of the Merger, the 2011 Stock Option Plan of Needle Holdings was adopted authorizing Needle Holdings to provide certain employees with options to purchase Needle Holdings common shares. The number of shares of common stock available for issuance was 42,493.

In October 2012, as part of the formation of the Holding Company, the Plan, formerly known as the 2011 Stock Option Plan of Needle Holdings, was assumed by the Holding Company. At that time, all options to purchase Needle Holding common shares were converted on an equal basis into options to purchase common shares of the Holding Company.

During fiscal 2016 and fiscal 2017, the Plan was amended increasing the number of shares of common stock available for issuance to 47,493 and 61,243, respectively.

Incentive Options

The options expire ten years after the date of grant. The options vest and become exercisable based on continued service to the Company. The options generally vest over five years at 40 percent after the first two years and 20 percent each year thereafter.

As of February 1, 2020, there were 8,570 options still available to be issued under the Plan. The following is a summary of activity in the Plan for fiscal 2020:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at beginning of period	19,368	$586.00
Granted	11,755	$960.00
Exercised	(1,249)	$250.00
Cancelled	(5,265)	$861.00

Outstanding at end of period	24,609	$720.00	6.7	$0.2

Exercisable at end of period	10,274	$372.00	4.5	$0.2

The total intrinsic value of options exercised was $0.6 million in fiscal 2020. There were no incentive options exercised in either fiscal 2019 or fiscal 2018, and as such, there was no intrinsic value to be calculated for fiscal 2019 or fiscal 2018. Cash proceeds from the exercise of stock option awards were $0.3 million in fiscal 2020.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The weighted-average fair value of options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
Weighted-average fair value per option	$430.00	$367.00	$325.00
Expected volatility rate	39.01%	34.99%	34.17%
Risk free interest rate	2.53%	2.84% to 2.90%	2.50%
Expected life of options	7.0 years	7.0 years	7.0 years
Expected dividend yield	0.0%	0.0%	0.0%

The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected term of the awards. As the Company is privately held, there is no observable market for the Company’s common stock. Therefore, stock price volatility was calculated using the historical stock price volatility of comparable companies over the expected life of the options granted. The Company has not recently declared or paid any cash dividends and had not planned to pay cash dividends at the date of grant. Consequently, it used an expected dividend yield of zero. Expected life represents the period that our stock-based awards are expected to be outstanding. The expected life assumptions are determined based on the vesting terms, exercise terms, and contractual lives of the options. The Company accounts for forfeiture of non-vested options as they occur.

The following table shows the expense recognized by the Company for stock-based compensation:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)
Stock option compensation expense	$1.2	$0.6	$1.0

As of February 1, 2020, there was $4.3 million of unrecognized compensation cost which is expected to be recognized over a weighted-average period of 6.4 years. Stock option compensation expense is recorded in Selling, general and administrative expenses within the accompanying Consolidated Statements of Comprehensive Income (Loss).

Note 11—Earnings Per Share

Basic (loss) income per share is computed based upon the weighted-average number of common shares outstanding. Diluted (loss) income per share is computed based upon the weighted-average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method. Treasury stock is excluded from the denominator in calculating both basic and diluted loss per share. For fiscal 2020, 2019 and 2018, 26,407, 5,030 and 9,032 shares issuable for equity-based awards, respectively, were excluded from the computation of diluted loss per share because the effect of their inclusion would have been anti-dilutive. In periods in which a net loss has occurred, as is the case for fiscal 2020, the dilutive effect of equity-based awards is not recognized and thus not utilized in the calculation of diluted loss per share, because the effect of their inclusion would have been anti-dilutive.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

The following table sets forth the reconciliation of the numerator and the denominator of basic and diluted (loss) income per share for fiscal 2020, 2019 and 2018:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions except per share data)
Net (loss) income	$(546.6)	$35.3	$96.5
Weighted-average common shares outstanding – Basic	406,171	405,820	405,880
Effect of dilutive stock options	—	5,197	3,866

Weighted-average common shares outstanding – Diluted	406,171	411,017	409,746
Basic earnings per common share	$(1,345.72)	$87.04	$237.85
Diluted earnings per common share	$(1,345.72)	$85.94	$235.60

Note 12—Segments and Disaggregated Revenue

In fiscal 2020, fiscal 2019 and fiscal 2018, the Company considered Jo-Ann Stores and Non-Store Omni-Channel to be the Company’s operating segments for purposes of determining reportable segments based on the criteria of ASC 280, Segment Reporting (“ASC 280”). Non-Store Omni-Channel does not meet the materiality criteria in ASC 280 and, therefore, is not disclosed separately as a reportable segment. The Company’s operating segments are based on how our Chief Executive Officer, who is also our Chief Operating Decision Maker (“CODM”), makes decisions about allocating resources and assessing performance.

The following table shows revenue by product category:

	Fiscal Year-Ended
	February 1, 2020	February 2, 2019	February 3, 2018
	(Dollars in millions)
Sewing	$1,044.2	$1,097.1	$1,109.7
Arts and Crafts and Home Decor	1,155.6	1,189.9	1,165.1
Other	41.4	37.8	39.5

Total	$2,241.2	$2,324.8	$2,314.3

Substantially all of the Company’s identifiable assets are located in the United States. The Company does not have sales outside the United States, nor does any customer represent more than 10 percent of total revenues for any period presented.

Note 13—Commitments and Contingencies

The Company is involved in various litigation matters in the ordinary course of its business. The Company is not currently involved in any litigation that it expects, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

On April 17, 2017, a representative action under the California Private Attorney General Act was filed against the Company in Superior Court of the State of California, Alameda County (Priddy v. Jo-Ann Stores, LLC, Case No. RG17856962). The complaint alleged that the Company violated the California labor code by failing to provide “suitable” seats for the cashiers in its California stores. The parties reached a settlement for an amount consistent with the $3.1 million reserve. The settlement was paid out during the second quarter of fiscal 2020 and there are no remaining obligations with respect to this matter.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Note 14—Savings Plan Retirement and Postretirement Benefits

The Company sponsors the Jo-Ann Stores, LLC 401(k) Savings Plan, which is a tax deferred savings plan whereby eligible employees may elect to contribute up to 50 percent of annual compensation on a pre-tax basis. The Company makes a 50 percent matching contribution up to six percent of the employee’s annual compensation. The Company match is made in cash and is participant-directed. The amount of the Company’s matching contribution was $2.5 million in fiscal 2020, $2.4 million in fiscal 2019 and $2.5 million in fiscal 2018. The Company does not provide post-retirement health care benefits for its employees.

Note 15—Subsequent Events

Subsequent to the end of the fourth quarter of fiscal 2020, on November 25, 2020, the Company agreed to amend and restate various terms of the asset-based revolving credit agreement dated October 21, 2016, which provides for senior secured financing of up to $500.0 million. The agreement matures on November 25, 2025 (subject to a springing maturity date to the extent the Term Loan due 2023 or the Term Loan due 2024 have not been refinanced prior to their current maturity date). No changes were made to the borrowing base formula. The amended facility is secured by a first priority security interest in Jo-Ann’s inventory, accounts receivable, and related assets with a second priority interest in all other assets, excluding real estate. It also continues to be guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

Subsequent to the end of the fourth quarter of fiscal 2020, the Company repurchased $347.0 million in face value of the term loans at an average of 54 percent of par, resulting in a $152.9 million gain.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Jo-Ann Stores Holdings Inc.

Consolidated Balance Sheets

	(Unaudited)
	October 31, 2020	November 2, 2019	February 1, 2020
	(Dollars in millions)
Assets
Current assets:
Cash and cash equivalents	$33.2	$26.8	$24.4
Inventories	697.7	776.9	649.7
Prepaid expenses and other current assets	68.7	74.0	45.7

Total current assets	799.6	877.7	719.8

Property, equipment and leasehold improvements, net	296.0	317.6	309.0
Operating lease assets	864.4	716.4	707.1
Goodwill, net	162.0	513.4	162.0
Intangible assets, net	378.9	391.0	384.2
Other assets	18.7	14.5	19.2

Total assets	$2,519.6	$2,830.6	$2,301.3

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$328.9	$280.0	$227.1
Accrued expenses	138.3	96.9	105.0
Current portion of operating lease liabilities	184.2	155.4	157.0
Current portion of long-term debt	—	9.1	9.1

Total current liabilities	651.4	541.4	498.2

Long-term debt, net	921.6	1,337.2	1,210.2
Long-term operating lease liabilities	800.8	657.6	645.2
Long-term deferred income taxes	91.6	82.9	91.0
Other long-term liabilities	50.7	25.9	28.7

Shareholders’ equity (deficit):
Common stock, stated value $0.01 per share; 2,125,000 authorized; issued 428,765 shares at October 31, 2020, November 2, 2019 and February 1, 2020	—	—	—
Additional paid-in capital	124.6	123.2	123.5
Retained (deficit) earnings	(107.3)	76.8	(281.3)
Accumulated other comprehensive loss	(0.5)	(1.1)	(0.9)
Treasury stock at cost; 22,360 shares at October 31, 2020, November 2, 2019 and February 1, 2020	(13.3)	(13.3)	(13.3)

Total shareholders’ equity (deficit)	3.5	185.6	(172.0)

Total liabilities and shareholders’ equity (deficit)	$2,519.6	$2,830.6	$2,301.3

See notes to unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Jo-Ann Stores Holdings Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions except per share data)
Net sales	$1,921.5	$1,545.6
Cost of sales	949.8	768.6
Selling, general and administrative expenses	818.2	723.0
Depreciation and amortization	59.8	57.3
Goodwill impairment	—	130.4

Operating profit (loss)	93.7	(133.7)
Interest expense, net	55.0	77.6
Debt related gain	(152.9)	—

Income (loss) before income taxes	191.6	(211.3)
Income tax provision (benefit)	17.6	(22.8)

Net income (loss)	$174.0	$(188.5)

Other comprehensive income:
Cash flow hedges	0.5	0.3
Income tax provision on cash flow hedges	(0.1)	(0.1)

Other comprehensive income	0.4	0.2

Comprehensive income (loss)	$174.4	$(188.3)

Earnings per common share:
Basic	$428.21	$(464.04)
Diluted	$419.03	$(464.04)
Weighted-average common shares outstanding:
Basic	406,405	406,112
Diluted	415,312	406,112

See notes to unaudited consolidated financial statements.

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PURSUANT TO 17 CFR 200.83

Jo-Ann Stores Holdings Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions)
Net cash provided by (used for) operating activities:
Net income (loss)	$174.0	$(188.5)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Non-cash operating lease expense	113.2	104.4
Depreciation and amortization	59.8	57.3
Deferred income taxes	0.5	(0.1)
Stock-based compensation expense	1.1	0.9
Amortization of deferred financing costs and original issue discount	2.9	3.2
Debt related gain	(152.9)	—
Loss on disposal and impairment of fixed assets	2.1	0.4
Goodwill impairment	—	130.4
Changes in operating assets and liabilities:
Increase in inventories	(48.0)	(161.1)
Increase in prepaid expenses and other current assets	(21.6)	(30.7)
Increase in accounts payable	101.8	55.1
Increase (decrease) in accrued expenses	26.5	(32.0)
Decrease in operating lease liabilities	(87.7)	(110.7)
Increase in other long-term liabilities	13.1	0.1
Other, net	1.0	0.9

Net cash provided by (used for) operating activities	185.8	(170.4)
Net cash used for investing activities:
Capital expenditures	(28.7)	(64.8)
Proceeds from sales of fixed assets	0.5	—

Net cash used for investing activities	(28.2)	(64.8)
Net cash (used for) provided by financing activities:
Term loan payments	(2.3)	(23.7)
Borrowings on revolving credit facility	464.5	458.0
Payments on revolving credit facility	(421.0)	(223.0)
Purchase and retirement of debt	(188.4)	—
Principal payments on finance lease obligations	(1.7)	(0.7)
Purchase of common stock	—	(0.5)
Proceeds from exercise of stock options	—	0.3
Other, net	0.1	0.1

Net cash (used for) provided by financing activities	(148.8)	210.5

Net increase (decrease) in cash and cash equivalents	8.8	(24.7)
Cash and cash equivalents at beginning of period	24.4	51.5

Cash and cash equivalents at end of period	$33.2	$26.8

Cash paid during the period for:
Interest	$48.7	$73.8
Income taxes, net of refunds	41.7	18.9

See notes to unaudited consolidated financial statements.

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Jo-Ann Stores Holdings Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Thirty-Nine Weeks Ended
	Net Common Shares	Treasury Shares	Common Stock Stated Value	Additional Paid-In Capital	Treasury Stock	Retained (Deficit) Earnings	Accumulated Other Comprehensive Loss	Total Shareholders Equity
	(Shares in units)		(Dollars in millions)
Balance, February 1, 2020	406,405	22,360	$—	$123.5	$(13.3)	$(281.3)	$(0.9)	$(172.0)
Net income	—	—	—	—	—	174.0	—	174.0
Stock-based compensation	—	—	—	1.1	—	—	—	1.1
Unrealized gain from hedge accounting	—	—	—	—	—	—	0.4	0.4

Balance, October 31, 2020	406,405	22,360	$—	$124.6	$(13.3)	$(107.3)	$(0.5)	$3.5

Balance, February 2, 2019	405,820	21,696	$—	$122.0	$(12.8)	$265.3	$(1.3)	$373.2
Net loss	—	—	—	—	—	(188.5)	—	(188.5)
Stock-based compensation	—	—	—	0.9	—	—	—	0.9
Purchase of common stock	(664)	664	—	—	(0.5)	—	—	(0.5)
Exercise of stock options	1,249	—	—	0.3	—	—	—	0.3
Unrealized gain from hedge accounting	—	—	—	—	—	—	0.2	0.2

Balance, November 2, 2019	406,405	22,360	$—	$123.2	$(13.3)	$76.8	$(1.1)	$185.6

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Notes to Consolidated Financial Statements (Unaudited)

Jo-Ann Stores Holdings Inc.

Note 1—Significant Accounting Policies

Nature of Operations

We are the nation’s largest specialty retailer of fabrics and sewing accessories and one of the largest specialty retailers of crafts, serving customers in their pursuit of apparel and craft sewing, crafting, home decorating and other creative endeavors. Our retail stores (operating as JOANN, Jo-Ann Fabric and Craft Stores and Jo-Ann stores) and website (www.joann.com) feature a variety of competitively priced merchandise used in sewing, crafting and home decorating projects, including fabrics, notions, crafts, frames, paper crafting material, artificial floral, home accents, finished seasonal and home décor merchandise. Our complementary website (www.creativebug.com) offers an extensive array of online arts and crafts instructional videos for the do-it-yourself (DIY) community where customers can learn how to paint, draw, sew, quilt, knit, crochet, and much more, while capturing the intimate experience of learning from top designers and artists. As of October 31, 2020, we operated 857 retail stores in 49 states.

Basis of Presentation

The consolidated financial statements include the accounts of Jo-Ann Stores Holdings Inc. (the “Holding Company”), Needle Holdings LLC (“Needle Holdings”) and Jo-Ann Stores, LLC and its wholly-owned subsidiaries (“Jo-Ann”). All of the entities referenced in the prior sentence hereinafter will be referred to collectively as the “Company” and are all owned by affiliates of Leonard Green & Partners, L.P. (“LGP”). All intercompany accounts and transactions have been eliminated upon consolidation.

The Holding Company has no operating activities and is limited to the issuance of shares of common stock and stock options, the repurchase of common shares, the issuance and repurchase of debt, the receipt and payment of dividends or distributions and the payment of interest expense. The Holding Company did not have any dividend distributions or debt outstanding during the first thirty-nine weeks of fiscal 2021 or the first thirty-nine weeks of fiscal 2020. The authorized, issued and outstanding common shares and treasury shares shown on the consolidated balance sheet are of the Holding Company. Likewise, Needle Holdings has no operating activities and is limited to the issuance of initial shares of common stock and stock options and the payment of dividends or distributions.

The Company’s fiscal year ends on the Saturday closest to January 31 and refers to the year in which the period ends (e.g., fiscal 2021 refers to the year ending January 30, 2021). Fiscal years consist of 52 weeks, unless noted otherwise.

The consolidated interim financial statements have been prepared without audit, in accordance with the accounting principles generally accepted in the United States (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures herein are adequate to make the information not misleading. The financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended February 1, 2020.

Typical of most retail companies, Jo-Ann’s business is seasonal, with the majority of revenues and operating profits generated in the second half of the fiscal year. Accordingly, earnings or losses for a particular interim period are not necessarily indicative of full-year results.

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COVID-19 Impact

The Company’s operating results for the thirty-nine weeks ended October 31, 2020 may not be indicative of the results that may be expected for the fiscal year ending January 30, 2021 because of the novel coronavirus (“COVID-19”) pandemic. As a result of the pandemic, starting in mid-March 2020, the Company modified a number of its business practices, in response to legislation, executive orders and guidance from government entities and healthcare authorities (including the temporary closing of businesses deemed “non-essential,” shelter in place orders, social distancing and quarantines). In response to government closure orders, we were forced to close hundreds of stores. During the second half of March 2020 and beginning of April 2020, approximately half of our stores were closed, either completely or to in-store traffic. However, the Company immediately began working diligently with local and national government officials in advocating that our business and the products we sell were essential in the fight against the COVID-19 virus, and therefore exempt from shelter-in-place and stay-at-home orders. Over the ensuing weeks, we began to re-open many of our stores across the country. Initially, many of these stores were re-opened for curbside pick-up only via our buy online pickup in store (“BOPIS”) ordering process. At the beginning of the second quarter of fiscal 2021, we had fewer than 30 stores fully closed and roughly 400 stores open for curb side pick-up only, and by the end of the second quarter, all stores were fully operational and open to walk-in traffic. Throughout the entirety of the third quarter of fiscal 2021, all stores remained opened other than for short-term cleanings in select locations or for weather related disruptions and other hazards. There have been some occurrences of positive COVID-19 cases in our stores, resulting in the temporary closure of impacted stores for deep cleaning. Due to the conditions stated above, our ability to fulfill e-commerce orders via both our BOPIS and Ship from Store (“SFS”) programs has proven to have a significant positive impact on our financial performance through the first thirty-nine weeks of fiscal 2021. Specific material impacts of the COVID-19 pandemic are described throughout our related financial disclosures.

Due to the large number of temporary store closures as a result of the COVID-19 pandemic, the Company negotiated with landlords for rent concessions, either in the form of rent abatement (meaning no rent due for select months) or rent deferral (meaning rent payments are delayed until a future period). As a result of these rent concessions, the Company has adjusted its operating lease liabilities on the accompanying Consolidated Balance Sheets.

Use of Estimates

In the opinion of management, the accompanying interim Consolidated Balance Sheets and related interim Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows include all adjustments, consisting only of normal recurring items, necessary for their fair presentation in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions, as new information becomes available.

COVID-19 Related Estimates

While the full impact of the COVID-19 pandemic is unknown and cannot be reasonably estimated, the Company has made accounting estimates, where needed, based on the facts and circumstances available as of the reporting date.

The Company’s accrual for shrink is based on the actual historical shrink results of recent distribution center inventory cycle counts and store physical inventories. These estimates are compared to actual results as physical inventory counts are taken and reconciled to the general ledger. The majority of the Company’s store physical inventory counts are taken in the first three quarters of each year and the shrink accrual recorded at February 1, 2020 is based on shrink results of these prior physical inventory counts. Store locations that have

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been open one year or longer are physically inventoried at least once over an 18-month cycle, with stores exhibiting a higher rate of shrink to sales inventoried at least once per year. The Company continually monitors and adjusts the shrink rate estimates based on the results of store physical inventory counts and shrink trends. During the first thirty-nine weeks of fiscal 2021, we canceled or rescheduled approximately 270 store physical inventories as a direct result of the COVID-19 crisis. Therefore, as of the end of the third quarter of fiscal 2021, our shrink reserve balance is higher than when compared to the end of the third quarter of fiscal 2020 to account for estimated shrink in those stores where physical counts needed to be delayed.

Recently Adopted Accounting Guidance

In the first quarter of fiscal 2021, The Company adopted ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract,” which aligns the accounting for implementation costs incurred in a cloud computing arrangement that is a service contract with the guidance on capitalizing costs associated with developing or obtaining internal-use software. The guidance amends Accounting Standards Codification (ASC) 350 to include in its scope implementation costs of a cloud computing arrangement that is a service contract and clarifies that a customer should apply ASC 350 to determine which implementation costs should be capitalized in such a cloud computing arrangement. The Company adopted ASU 2018-15 effective February 2, 2020 using the prospective approach, and adoption did not have a material impact on the Company’s Consolidated Financial Statements.

In the first quarter of fiscal 2021, the Company adopted ASU No. 2016-13, “Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which introduces new guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. The Company adopted ASU 2016-13 effective February 2, 2020, and adoption did not have a material impact on the Company’s Consolidated Financial Statements.

Future Adoption of Recently Issued Accounting Guidance

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The amendments provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating the amended guidance and the impact on its consolidated financial statements and related disclosures.

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired entities. The goodwill carried on the accompanying Consolidated Balance Sheet at October 31, 2020 was the resulting value of Jo-Ann becoming a wholly-owned subsidiary of Needle Holdings in March 2011 (the “Merger”) of $640.0 million, less impairment charges of $481.8 million recorded during fiscal 2020, and $3.8 million as a result of the acquisition of Creativebug, LLC (“Creativebug”) in April 2017.

The Company assesses the carrying value of goodwill at the reporting unit level. A reporting unit is the operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. As of October 31, 2020, the Company had two reporting units, Jo-Ann and Creativebug.

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Annually, as of the first day of the fourth quarter, or more frequently if circumstances indicate impairment may exist, the Company assesses qualitative factors to determine whether any circumstances exist which would indicate that it is more-likely-than-not that the fair values of the reporting units are below their respective carrying values. If such circumstances exist, a quantitative assessment is performed. The quantitative assessment compares the fair value of a reporting unit to its current carrying value. We determine the estimated fair value of a reporting unit based on valuation techniques including discounted cash flows as well as a market comparable method. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that reporting unit, goodwill is not considered impaired.

Annually, as of the first day of the fourth quarter, or more frequently if circumstances indicate impairment may exist, the Company assesses qualitative factors to determine whether any circumstances exist which would indicate that it is more-likely-than-not that the fair values of the indefinite-lived intangible assets not subject to amortization (Jo-Ann Trade Name and Joann.com Domain Name) are below their respective carrying values. If such circumstances exist, a quantitative assessment is performed. The quantitative assessment compares the fair value of an intangible asset to its current carrying value. We determine the estimated fair value of an intangible asset based upon the relief from royalty method which evaluates the appropriate royalty rate for the asset.

See Notes to Consolidated Financial Statements, Note 6—Goodwill and Other Intangible Assets for further details.

Impairment of Long-Lived and Operating Lease Assets

The Company evaluates long-lived and operating lease assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors considered that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant changes in the manner of use of the assets or the Company’s overall business strategies. Potential impairment exists if the estimated undiscounted cash flow expected to result from the use of the asset is less than the carrying value of the asset. The amount of the impairment loss represents the excess of the carrying value of the asset over its fair value. Management estimates fair value based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model. Additional factors are taken into consideration, such as local market conditions, operating environment and other trends.

As a result of the adverse impact of the COVID-19 pandemic on certain retail store locations during the first quarter of fiscal 2021, the Company recognized impairment losses in the amount of $2.2 million within selling, general and administrative (“SG&A”) expenses on the accompanying Consolidated Statements of Comprehensive Income (Loss). No impairment losses were recorded in the first quarter of fiscal 2020.

Based on management’s ongoing review of the performance of the Company’s stores, utilization of assets and other facilities, there were no impairment losses recorded during the second and third quarters of fiscal 2021 or during the second and third quarters of fiscal 2020.

Revenue Recognition

Revenue is primarily associated with sales of merchandise to customers within our retail stores and customers utilizing our e-commerce channels. Retail sales, net of estimated returns and point-of-sale coupons and discounts, are recorded at the point-of-sale when customers take control of the merchandise in stores. E-commerce sales include shipping revenue and are recorded upon delivery to the customer. Shipping and handling fees charged to customers are recorded as sales with related costs recorded as cost of sales. Sales taxes are not included in sales as the Company acts as a conduit for collecting and remitting sales taxes to the appropriate governmental authorities. Payment is typically due at the point-of-sale, thus the Company does not have material customer receivables.

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The Company allows for merchandise to be returned under most circumstances. The current policy allows for customers to receive an even exchange or full refund based upon the original method of payment when the returned purchase is accompanied with a receipt. Historic customer return activity is used to estimate the returns reserve, which historically, has not been material to our consolidated financial statements. The Company presents the gross sales returns reserve in accounts payable and the estimated value of the merchandise expected to be returned in prepaid expenses and other current assets within the accompanying Consolidated Balance Sheets.

Proceeds from the sale of Jo-Ann gift cards are recorded as a liability and recognized as net sales when redeemed by the holder. Gift card breakage represents the remaining balance of our liability for gift cards for which the likelihood of redemption by the customer is remote. Gift card breakage is recognized as net sales in proportion to the pattern of rights exercised by the customer and is determined based on historical redemption patterns. During both the thirty-nine weeks ended October 31, 2020 and November 2, 2019, the Company recognized $0.8 million of pre-tax income due to gift card breakage. The Company generally is not required by law to escheat the value of unredeemed gift cards to the states in which it operates.

Activity related to the Company’s gift card liabilities was as follows:

	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions)
Balance at beginning of period	$32.5	$30.8
Issuance of gift cards	21.7	19.1
Revenue recognized (a)	(24.6)	(23.7)
Gift card breakage	(0.8)	(0.8)

Balance at end of period	$28.8	$25.4

(a)	Revenue recognized from the beginning liability during the first thirty-nine weeks of fiscal 2020 and fiscal 2019 totaled $6.9 million and $7.6 million, respectively.

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver or conveys a right to receive cash or another financial instrument. The carrying values of the Company’s cash and cash equivalents, accounts payable and borrowings on our Revolving Credit Facility (as defined below) are considered to be representative of fair value due to the short maturity of these instruments.

See Notes to Consolidated Financial Statements, Note 4 —Fair Value Measurement for discussion regarding the fair value of the Company’s derivative instrument and term loan debt instruments.

Related Party Transactions

Jo-Ann pays a management fee to LGP, which is included in SG&A expenses on the accompanying Consolidated Statements of Comprehensive Income (Loss). Starting in April 2020, the management fee payable to LGP has been forgiven until the end of the fiscal year 2021 due to the impact of the COVID-19 pandemic.

During the thirty-nine weeks ended October 31, 2020, the Company paid a management fee of $0.8 million compared to $3.8 million for the thirty-nine weeks ended November 2, 2019.

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Note 2—Financing

Long-term debt, net for Jo-Ann Stores, LLC consisted of the following:

	October 31, 2020	November 2, 2019	February 1, 2020
	(Dollars in millions)
Revolving Credit Facility	$217.0	$293.0	$173.5
Term Loan due 2023	635.4	846.7	844.5
Term Loan due 2024	77.3	223.8	217.5

Total debt	929.7	1,363.5	1,235.5
Less unamortized discount and debt costs	(8.1)	(17.2)	(16.2)

Total debt, net	921.6	1,346.3	1,219.3
Less current portion of debt	—	(9.1)	(9.1)

Long-term debt, net	$921.6	$1,337.2	$1,210.2

Revolving Credit Facility

On October 21, 2016, the Company entered into an asset-based revolving credit facility agreement (the “Revolving Credit Facility”), which provides for senior secured financing of up to $400.0 million, subject to a borrowing base, maturing on October 20, 2021. The borrowing base equals the sum of (i) the appraised net orderly liquidation value of eligible inventory at an advance rate of 90.0 percent to 92.5 percent, based on seasonality, plus (ii) 90.0 to 92.5 percent of the appraised net orderly liquidation value of eligible in-transit inventory, based on seasonality, plus (iii) 90.0 percent of eligible credit and debit card receivables, plus (iv) 90.0 percent of eligible letter of credit inventory, minus (v) certain availability reserves. The facility is secured by a first priority security interest in Jo-Ann’s inventory, accounts receivable, and related assets with a second priority interest in all other assets, excluding real estate. It is guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions. The maturity date of the facility is October 20, 2021. Under the facility, base rate loans bear an additional margin of 0.50 percent when average historical excess capacity is less than 40.0 percent of the maximum credit and 0.25 percent when average historical excess capacity is greater than or equal to 40.0 percent of the maximum credit. Eurodollar rate loans bear an additional margin of 1.50 percent when average historical excess capacity is less than 40.0 percent of the maximum credit and 1.25 percent when average historical excess capacity is greater than or equal to 40.0 percent of the maximum credit. Unused commitment fees on the facility are at a rate of 0.25 percent per annum. Interest for base rate loans is due on the first business day of the calendar quarter subsequent to the borrowing period. Interest for Eurodollar rate loans is due the day that the Eurodollar rate loan expires or, if the duration of the loan is more than three months, interest is due every three months from the first day of the interest period. Jo-Ann has the option to request an increase in the size of the facility up to $100.0 million (for a total facility of $500.0 million) in increments of $20.0 million, provided that no default exists or would arise from the increase. However, the lenders under the Revolving Credit Facility are under no obligation to provide any such additional increments.

The Revolving Credit Facility agreement requires that from the time excess availability on any day is less than the greater of (i) $35.0 million and (ii) 10 percent of the Maximum Credit (as defined in the credit agreement) until the time excess availability is greater than the greater of (i) $35.0 million and (ii) 10 percent of the Maximum Credit for 30 consecutive calendar days, the consolidated fixed charge coverage ratio shall be not less than 1.0 to 1.0.

The total fees and expenses associated with the Revolving Credit Facility were $1.7 million, which fees represent banking, legal and other professional services. These fees and expenses were recorded as deferred costs and are being amortized over the life of the Revolving Credit Facility. Additionally $0.4 million of debt extinguishment costs were recorded in fiscal 2017 related to the previously deferred costs of the Revolving Credit Facility.

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As of October 31, 2020, there were $217.0 million of borrowings on the Revolving Credit Facility and our outstanding letters of credit obligation was $23.6 million. As of October 31, 2020, our excess availability on the facility was $159.4 million. During the third quarter of fiscal 2021, the weighted average interest rate for borrowings under the Revolving Credit Facility was 1.52 percent, compared to 3.41 percent for the third quarter of fiscal 2020. As of November 2, 2019, the Company had $293.0 million of borrowings on the Revolving Credit Facility and our outstanding letters of credit obligation was $28.2 million. As of November 2, 2019, our excess availability on the facility was $78.8 million.

On November 25, 2020, the Company entered into an agreement to amend various terms of the asset-based revolving credit agreement dated October 21, 2016 (as amended, the “Amended Credit Agreement”), which provides for senior secured financing of up to $500.0 million, subject to a borrowing base, maturing on November 25, 2025 (subject to a springing maturity date to the extent the Term Loan due 2023 or the Term Loan due 2024 have not been refinanced prior to their current maturity date). No changes were made to the borrowing base formula. The amended facility is secured by a first priority security interest in Jo-Ann’s inventory, accounts receivable, and related assets with a second priority interest in all other assets, excluding real estate. It also continues to be guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

Under the Amended Credit Agreement, base rate loans bear an additional margin of 1.25 percent when average historical excess capacity is less than 33.33 percent of the maximum credit, 1.00 percent when average historical excess capacity is less than 66.67 percent and greater than or equal to 33.33 percent of the maximum credit, and 0.75 percent when average historical excess capacity is greater than or equal to 66.67 percent of the maximum credit. Eurodollar rate loans bear an additional margin of 2.25 percent when average historical excess capacity is less than 33.33 percent of the maximum credit, 2.00 percent when average historical excess capacity is less than 66.67 percent and greater than or equal to 33.33 percent of the maximum credit, and 1.75 percent when average historical excess capacity is greater than or equal to 66.67 percent of the maximum credit. Unused commitment fees on the amended facility remain calculated based on a rate of 0.25 percent per annum. Eurodollar rate loans are subject to a 0.75 percent LIBOR floor. In the event LIBOR ceases to be available during the term of the amended facility, the Amended Credit Agreement provides procedures to determine a “LIBOR Successor Rate.” Jo-Ann has the option to request an increase in the size of the facility up to $100.0 million (for a total facility of $600.0 million) in increments of $20.0 million, provided that no default exists or would arise from the increase. However, the lenders under the Amended Credit Agreement are under no obligation to provide any such additional amounts.

Term Loan due 2023

The Term Loan due 2023 facility is with a syndicate of lenders and is secured by substantially all the assets of Jo-Ann, excluding the Revolving Credit Facility collateral, and has a second priority security interest in the Revolving Credit Facility collateral. It is guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

The Term Loan due 2023 has a maturity date of October 20, 2023. Base rate loans bear an additional margin of 4.0 percent, while Eurodollar rate loans bear an additional margin of 5.0 percent. Eurodollar rate loans are subject to a 1.0 percent LIBOR floor. Interest payments are made (a) as to any loan other than a base rate loan, the last day of each interest period applicable to such loan and the applicable maturity date; provided that if any interest period for a Eurodollar rate loan exceeds three months, the respective dates that fall every three months after the beginning of such interest period shall also be interest payment dates; and (b) as to any base rate loan, the last business day of each January, April, July and October and the applicable maturity date. During the third quarter of fiscal 2021, the weighted average interest rate for borrowings under the Term Loan due 2023 facility was 6.08 percent, compared to 7.32 percent during the third quarter of fiscal 2020.

The Term Loan due 2023 provided for mandatory quarterly repayments of $2.3 million on the last business day of each January, April, July and October. As of the second quarter of fiscal year 2021, the

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mandatory quarterly repayments are no longer required as a result of the Company’s debt repurchases (as described below) exceeding the total mandatory quarterly repayments due over the balance of the life of the loan. The Term Loan due 2023 also contains a provision requiring up to 50.0 percent of “excess cash flow” (as defined in the Term Loan due 2023 agreement and commencing with the fiscal year ended February 3, 2018) to be applied toward payment of principal on that facility, with step-downs to 25.0 percent and 0.0 percent should the senior secured net leverage ratio be less than 2.50x and 2.00x, respectively. For fiscal 2019, senior secured debt was greater than 2.50x adjusted EBITDA; therefore, 50.0 percent of excess cash flow was required as a payment of principal on the Term Loan due 2023. An excess cash flow principal payment of $15.7 million related to fiscal 2019 was made in March of fiscal 2020. No excess cash flow principal payment was required related to fiscal 2020.

The Term Loan due 2023 agreement does not contain any financial covenants.

The Term Loan due 2023 was issued at a $14.5 million discount. A portion of the discount in the amount of $11.1 million was recorded as a reduction of debt and set up to amortize over the life of the Term Loan due 2023 and $3.4 million of the discount was charged to earnings. A portion of the debt issuance costs and discount was written off in connection with the repurchase transactions described below.

The Incremental Term Loan was issued at a $1.8 million discount, which was recorded as a reduction of debt and set up to amortize over the life of the Term Loan due 2023. The total fees and expenses associated with issuing the Incremental Term Loan were $1.8 million, which fees represent banking, legal and other professional fees. These fees and expenses were recorded as a reduction of debt and set up to amortize over the life of the Term Loan due 2023. A portion of the deferred costs and discount was written off in connection with the repurchase transactions described below.

During the second quarter of fiscal 2021, the Company repurchased $202.8 million in face value of the Term Loan due 2023 at an average of 63 percent of par, resulting in a $72.2 million gain, which is included in debt related gain within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows. A write-off of the deferred charges and original issue discount, totaling $2.5 million, associated with the original debt issuance was recognized as an offset to the gain recognized in debt related gain.

During the third quarter of fiscal 2021, the Company repurchased $4.1 million in face value of the Term Loan due 2023 at an average of 75 percent of par, resulting in a $1.0 million gain, which is included in debt related gain within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows. A write-off of the deferred charges and original issue discount, totaling less than $0.1 million, associated with the original debt issuance was recognized as an offset to the gain recognized in debt related gain.

Term Loan due 2024

On May 21, 2018, the Company entered into a $225.0 million term loan facility (the “Term Loan due 2024” and, together with the Term Loan due 2023, the “Term Loans”), which was issued at 98.5 percent of face value. The Term Loan due 2024 is with a syndicate of lenders. The Term Loan due 2024 is secured by a second priority security interest in all the assets of Jo-Ann, excluding the Revolving Credit Facility collateral, and has a third priority security interest in the Revolving Credit Facility collateral. It is guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions.

The Term Loan due 2024 has a maturity date of May 21, 2024. Base rate loans bear an additional margin of 8.25 percent, while Eurodollar rate loans bear an additional margin of 9.25 percent. Eurodollar rate loans are subject to a 1.0 percent LIBOR floor. Interest payments are made (a) as to any loan other than a base rate loan, the last day of each interest period applicable to such loan and the applicable maturity date; provided

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that if any interest period for a Eurodollar rate loan exceeds three months, the respective dates that fall every three months after the beginning of such interest period shall also be interest payment dates; and (b) as to any base rate loan, the last business day of each January, April, July and October and the applicable maturity date. During the third quarter of fiscal 2021, the weighted average interest rate for borrowings under the Term Loan due 2024 was 10.39 percent, compared to 11.62 percent during the third quarter of fiscal 2020.

The Term Loan due 2024 does not require amortization payments. The Term Loan due 2024 contains a provision requiring up to 50.0 percent of “excess cash flow” (as defined in the Term Loan due 2024 agreement and commencing with the fiscal year ended February 2, 2019) to be applied toward payment of principal on that facility with step-downs to 25.0 percent and 0.0 percent should the First Lien Net Leverage Ratio (as defined by the Term Loan due 2024 agreement) be less than or equal to 2.50x and 2.00x, respectively; provided, however, for so long as any indebtedness is outstanding under the Term Loan due 2024 agreement, any permitted priority secured debt or any permitted refinancing of any of the foregoing, only declined proceeds shall be subject to the prepayment requirements. An excess cash flow principal payment of $1.2 million related to fiscal 2019 was made in April of fiscal 2020. No excess cash flow principal payment was required related to fiscal 2020.

The Term Loan due 2024 agreement does not contain any financial covenants.

The Term Loan due 2024 was issued at a $3.4 million discount, which was recorded as a reduction of debt and set up to amortize over the life of the Term Loan due 2024. The total fees and expenses associated with issuing the Term Loan due 2024 were $2.7 million, which fees represent banking, legal and other professional fees. These fees and expenses were recorded as a reduction of debt and set up to amortize over the life of the Term Loan due 2024. A portion of the debt issuance costs and discount was written off in connection with the repurchase transactions described below.

During the fourth quarter of fiscal 2020, the Company repurchased $6.3 million in face value of the Term Loan due 2024 at an average of 38 percent of par, resulting in a $3.8 million gain, which was included in debt related gain within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows for fiscal 2020. A write-off of the deferred charges and original issue discount, totaling $0.1 million, associated with the original debt issuance was recognized as an offset to the gain recognized in debt related gain.

During the first quarter of fiscal 2021, the Company repurchased $5.6 million in face value of the Term Loan due 2024 at an average of 43 percent of par, resulting in a $3.1 million gain, which is included in debt related gain within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows. A write-off of the deferred charges and original issue discount, totaling $0.1 million, associated with the original debt issuance was recognized as an offset to the gain recognized in debt related gain.

During the second quarter of fiscal 2021, the Company repurchased $130.4 million in face value of the Term Loan due 2024 at an average of 41 percent of par, resulting in a $74.6 million gain, which is included in debt related gain within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows. A write-off of the deferred charges and original issue discount, totaling $3.1 million, associated with the original debt issuance was recognized as an offset to the gain recognized in debt related gain.

During the third quarter of fiscal 2021, the Company repurchased $4.2 million in face value of the Term Loan due 2024 at an average of 53 percent of par, resulting in a $2.0 million gain, which is included in debt related gain within the accompanying Consolidated Statements of Comprehensive Income (Loss) and the accompanying Consolidated Statements of Cash Flows. A write-off of the deferred charges and original issue discount, totaling $0.1 million, associated with the original debt issuance was recognized as an offset to the gain recognized in debt related gain.

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At October 31, 2020, the Company was in compliance with all covenants under its credit agreements.

Note 3—Derivative Instruments

The Company is exposed to certain market risks during the normal course of its business arising from adverse changes in interest rates. The Company’s exposure to interest rate risk results primarily from its variable-rate borrowings. The Company may selectively use derivative financial instruments to manage the risks from fluctuations in interest rates. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in interest rates can be volatile, and the Company’s risk management activities do not totally eliminate these risks. Consequently, these fluctuations could have a significant effect on the Company’s financial results.

In July 2018, the Company purchased, for $2.2 million, a forward starting interest rate cap based on 3-month London Inter-Bank Offered Rate (“LIBOR”) effective October 23, 2018 through October 23, 2021. The objective of the hedging instrument is to offset the variability of cash flows in term loan debt interest payments attributable to fluctuations in LIBOR beyond 3.5 percent. The interest rate cap qualifies as an effective hedge instrument and has been designated as a cash flow hedge of variability in LIBOR-based interest payments. The interest rate cap is recognized in our Consolidated Balance Sheets at fair value. Changes in the fair value of this instrument are recorded in Other Comprehensive Income (Loss) and will be reclassified to interest expense in the same period(s) during which the hedged transactions affect earnings.

The following table summarizes the fair value and balance sheet classification of the Company’s outstanding derivative within the accompanying Consolidated Balance Sheets as of October 31, 2020 and November 2, 2019:

Instrument	Balance Sheet Location	October 31, 2020	November 2, 2019
(Dollars in millions)
Interest Rate Cap	Other Assets	$—	$—

The interest rate cap had an amortized notional amount of $682.9 million and $705.0 million as of October 31, 2020 and November 2, 2019, respectively.

The Company’s interest rate cap was deemed effective for the period ending October 31, 2020 and the Company expects the derivative will continue to be effective. The time value of the interest rate cap is excluded from the assessment of effectiveness and is being amortized to interest expense over the life of the hedge. The Company does not expect any material reclassification out of Other Comprehensive Income (Loss) into earnings during the next 12 months.

The impacts of the Company’s derivative instrument on the accompanying Consolidated Statements of Comprehensive Income (Loss) for the first thirty-nine weeks of fiscal 2020 and fiscal 2019 are presented in the table below:

	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions)
Gain recognized in Other Comprehensive Income (Loss) on derivatives, gross of income taxes	$0.5	$0.3
Amount reclassified from Other Comprehensive Income (Loss) into earnings	—	—
Amortization of excluded component to interest expense	0.5	0.6

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Note 4—Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, a fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose significant inputs are observable; and

Level 3 – Unobservable inputs in which there is little or no market data which require the reporting entity to develop its own assumptions.

The following provides the carrying and fair value of the Company’s derivative instrument as of October 31, 2020 and November 2, 2019:

	Level	October 31, 2020		November 2, 2019
		Carrying Value	Fair Value	Carrying Value	Fair Value
		(Dollars in millions)
Interest rate cap	2	$—	$—	$—	$—

The valuation of the interest rate cap is measured as the present value of all expected future cash flows based on the LIBOR-based yield curves. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparty.

The fair values of cash and cash equivalents and accounts payable approximated their carrying values because of the short-term nature of these instruments. If these instruments were measured at fair value in the financial statements, they would be classified as Level 1 in the fair value hierarchy.

Long-term debt is presented at carrying value in our Consolidated Balance Sheets. The fair value of the Company’s term loans was determined based on quoted market prices or recent trades of these debt instruments in less active markets. If our long-term debt was recorded at fair value, it would be classified as Level 2 in the fair value hierarchy. The following provides the carrying and fair values of the Company’s term loans as of October 31, 2020 and November 2, 2019:

	October 31, 2020		November 2, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in millions)
Term Loan due 2023 (a)	$628.5	$553.1	$834.6	$605.1
Term Loan due 2024 (a)	76.2	34.3	218.7	76.5

(a)	Net of deferred financing costs and original issue discount.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain

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circumstances (e.g., when there is evidence of impairment). The fair values are determined based on either a market approach, an income approach, in which the Company utilizes internal cash flow projections over the life of the underlying assets discounted using a discount rate that is considered to be commensurate with the risk inherent in the Company’s current business model, or a combination of both. These measures of fair value, and related inputs, are considered a Level 3 approach under the fair value hierarchy.

The Company uses the end of the period when determining the timing of transfers between levels. There were no transfers between levels during the periods presented.

Note 5—Accrued Expenses and Other Long-Term Liabilities

Due to our favorable financial performance during the first thirty-nine weeks of fiscal 2021, the Company increased the accrual for incentive compensation. The accrual reflects the potential incentive compensation payout to all salaried store support center team members as well as all store and district managers. As of the end of the third quarter of fiscal 2021, $26.0 million of short-term incentive compensation was recorded in accrued expenses and $1.3 million of long-term incentive compensation was recorded in other long-term liabilities on the accompanying Consolidated Balance Sheets.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was signed into law by the President on March 27, 2020, allows companies to defer the payment of the employer portion of the Social Security Tax. The deferral period lasts until December 31, 2020 with half of the deferred amount due at December 31, 2021 and the other half due at December 31, 2022. The Company has elected to defer payment of its portion of the Social Security Tax as permitted by the CARES Act, and as a result, has accrued for the full amount of these deferred payments in the amount of $16.4 million within other long-term liabilities on the accompanying Consolidated Balance Sheets. The additional impact of the Employee Retention Credit (the “ERC”) enacted as part of the CARES Act did not apply to the payroll tax liability for the first quarter of fiscal 2021. The ERC may be applicable to the second and third quarters of fiscal 2021. The Company is still evaluating the underlying legislation, which is evolving. The Company anticipates that the ERC will be applied retroactively, on an amended basis, in a future fiscal quarter.

Note 6—Goodwill and Other Intangible Assets

In connection with the Merger and the acquisition of Creativebug, the Company acquired certain intangible assets and recognized goodwill based on the excess of purchase price over the fair value of assets acquired and liabilities assumed.

Changes in the carrying value of goodwill were as follows:

	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions)
Goodwill, balance at beginning of period	$162.0	$643.8
Impairment	—	(130.4)

Goodwill, balance at end of period	$162.0	$513.4

The carrying amount of goodwill attributable to the Creativebug acquisition is deductible for income tax purposes, ratably over 15 years. The remaining carrying amount of goodwill is not deductible for income tax purposes.

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The carrying amount and accumulated amortization of identifiable intangible assets at October 31, 2020 and November 2, 2019 were as follows:

		October 31, 2020		November 2, 2019
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(Dollars in millions)
Indefinite-lived intangible assets:
Jo-Ann trade name	—	$325.0	$—	$330.0	$—
Joann.com domain name	—	10.0	—	10.0	—
Intangible assets subject to amortization:
Creativebug trade name	10	0.1	—	0.1	—
Technology	3	0.9	0.9	0.9	0.8
Customer relationships	16	110.0	66.2	110.3	59.5

Total intangible assets		$446.0	$67.1	$451.3	$60.3

Due to the Company’s negative comparable sales and declining margins in the second quarter of fiscal 2020, primarily as a result of the expected ongoing impact of the United States tariffs on imported merchandise from China enacted during the second half of fiscal 2019 and subsequently increased during the second quarter of fiscal 2020, a quantitative impairment analysis of goodwill related to the Jo-Ann reporting unit was completed as of July 6, 2019. The Company performed a discounted cash flow analysis and market multiple analysis and used the resulting average as the fair value. Based on the analyses performed, the carrying value of the reporting unit exceeded the fair value of the reporting unit; therefore, the Company recognized a non-cash goodwill impairment charge of $130.4 million during the second quarter of fiscal 2020.

Due to a weaker than expected fiscal 2020 peak selling season, another quantitative impairment analysis of goodwill related to the Jo-Ann reporting unit was completed as of November 30, 2019. The Company performed a discounted cash flow analysis and a market multiple analysis and used the resulting average as the fair value. Based on the analyses performed, the carrying value of the reporting unit exceeded the fair value of the reporting unit; therefore, the Company recognized a non-cash goodwill impairment charge of $351.4 million during the fourth quarter of fiscal 2020. As of November 30, 2019, the Company also performed a quantitative impairment analysis of the Jo-Ann Trade Name utilizing a relief from royalty approach by comparing the fair value of the trade name to its carrying value. Based on this information, the Company recognized a non-cash pre-tax impairment charge of $5.0 million during the fourth quarter of fiscal 2020.

As of May 2, 2020, the Company assessed qualitative factors in order to determine whether any circumstances existed which indicated that it was more-likely-than-not that the fair values of the Jo-Ann reporting unit, Creativebug reporting unit, Jo-Ann Trade Name and Joann.com Domain Name did not exceed their respective carrying values and concluded no such circumstances existed which would require a quantitative impairment test be performed. The primary factor in this conclusion was the favorable actual and expected financial performance of the Company when compared to the projections that were utilized in the most recent valuation, which was completed during the fourth quarter of fiscal 2020. Therefore, no goodwill or intangible asset impairment charges were recognized in the first quarter of fiscal 2021.

There were no indicators of impairment at either August 1, 2020 or October 31, 2020 for the Jo-Ann reporting unit, Creativebug reporting unit, Jo-Ann Trade Name and Joann.com Domain Name.

The Company recognized intangible asset amortization of $5.2 million for the first thirty-nine weeks of fiscal 2021 and $5.4 million for the first thirty-nine weeks of fiscal 2020. The weighted average amortization period of amortizable intangible assets as of October 31, 2020 approximated 6.4 years.

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Note 7—Income Taxes

Coronavirus Tax Relief

The CARES Act was signed into law by the President on March 27, 2020. Among other things, it provides economic relief to individuals and businesses. Tax law changes in the CARES Act impacted the Company in a number of different ways, including enhanced interest expense deductibility for fiscal 2020 and fiscal 2021 resulting from changes to the computation of the related limitation, the ability to carry back net operating losses for fiscal 2020 and fiscal 2021 to the five prior years, including tax years with a 35 percent corporate income tax rate, and a technical correction to the Tax Cuts and Jobs Act of 2017 allowing qualified improvement property to be fully depreciated in the year the property is placed in service.

Reserves for Uncertain Tax Positions

At the end of the third quarter of fiscal 2021, unrecognized tax benefits were $1.2 million, of which $1.0 million would affect the effective tax rate, if recognized. The Company records interest and penalties on uncertain tax positions as a component of the income tax provision. The total amount of interest and penalties at the end of the third quarter of fiscal 2021 was $0.3 million compared to $0.1 million of interest or penalties accrued as of the end of the third quarter of fiscal 2020.

Effective Tax Rate

The effective income tax rate for the first thirty-nine weeks of fiscal 2021 was 9.2 percent provision compared to 10.8 percent (benefit) for the first thirty-nine weeks of fiscal 2020. During the third quarter of fiscal 2021, the release of the valuation allowance for the deferred tax asset relating to interest expense carryover based on the income tax return filed for fiscal 2020 was adjusted to actual, receivables were recorded for a net operating loss carryback from fiscal 2020, and a settlement was reached during the third quarter of fiscal 2021, with the IRS sustaining a favorable position taken on an amended tax return, resulting in an effective tax rate which is lower than the statutory rate for the first thirty-nine weeks of fiscal 2021. For the first thirty-nine weeks of fiscal 2020, there was a permanent book-tax difference resulting from the $130.4 million non-deductible goodwill impairment recorded in the second quarter of fiscal 2020.

The effective tax rate is subject to change based on the mix of income from different state jurisdictions, which tax at different rates, as well as the change in status or outcome of uncertain tax positions. We evaluate our effective rate on a quarterly basis and update our estimate of the full-year effective rate as necessary.

Note 8—Earnings Per Share

Basic (loss) income per share is computed based upon the weighted-average number of common shares outstanding. Diluted (loss) income per share is computed based upon the weighted-average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method. Treasury stock is excluded from the denominator in calculating both basic and diluted loss per share. For the thirty-nine weeks ended October 31, 2020 and November 2, 2019, 19,600 and 26,674 shares issuable for equity-based awards, respectively, were excluded from the computation of diluted loss per share because the effect of their inclusion would have been anti-dilutive. In periods in which a net loss has occurred, as is the case for first thirty-nine weeks of fiscal 2020, the dilutive effect of equity-based awards is not recognized and thus not utilized in the calculation of diluted loss per share, because the effect of their inclusion would have been anti-dilutive.

The following table sets forth the reconciliation of the numerator and the denominator of basic and diluted (loss) income per share:

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	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions except per share data)
Net (loss) income	$174.0	$(188.5)
Weighted-average common shares outstanding – Basic	406,405	406,112
Effect of dilutive stock options	8,907	—

Weighted-average common shares outstanding – Diluted	415,312	406,112
Basic earnings per common share	$428.21	$(464.04)
Diluted earnings per common share	$419.03	$(464.04)

Note 9—Segments and Disaggregated Revenue

In fiscal 2020, fiscal 2019 and fiscal 2018, the Company considered Jo-Ann Stores and Non-Store Omni-Channel to be the Company’s operating segments for purposes of determining reportable segments based on the criteria of ASC 280, Segment Reporting (“ASC 280”). Non-Store Omni-Channel does not meet the materiality criteria in ASC 280 and, therefore, is not disclosed separately as a reportable segment. The Company’s operating segments are based on how our Chief Executive Officer, who is also our Chief Operating Decision Maker (“CODM”), makes decisions about allocating resources and assessing performance.

The following table shows revenue by product category:

	Thirty-Nine Weeks Ended
	October 31, 2020	November 2, 2019
	(Dollars in millions)
Sewing	$989.1	$752.2
Arts and Crafts and Home Decor	895.4	765.3
Other	37.0	28.1

Total	$1,921.5	$1,545.6

Note 10—Commitments and Contingencies

The Company is involved in various litigation matters in the ordinary course of its business. The Company is not currently involved in any litigation that it expects, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

Note 11—Subsequent Events

Subsequent to the end of the third quarter of fiscal 2021, on November 25, 2020, the Company agreed to amend and restate various terms of the asset-based revolving credit agreement dated October 21, 2016, which provides for senior secured financing of up to $500.0 million. No changes were made to the borrowing base formula. The amended facility is secured by a first priority security interest in Jo-Ann’s inventory, accounts receivable, and related assets with a second priority interest in all other assets, excluding real estate. It also continues to be guaranteed by existing and future wholly-owned subsidiaries of Jo-Ann, subject to certain exceptions. See Notes to Consolidated Financial Statements, Note 2—Financing for further details.

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Through and including                  , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

            Shares

Jo-Ann Stores Holdings Inc.

Common Stock

Prospectus

                , 2021

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee	*
FINRA filing fee	*
Stock exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its shareholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our certificate of incorporation and bylaws provide in effect that we shall indemnify our directors and officers to the extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the

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defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the shareholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we have granted the following stock options under the 2012 Equity Plan to certain of our employees in connection with services provided to us by such persons:

•

in June 2018, we granted stock options to purchase an aggregate of 1,365 shares of our common stock at an exercise price of $865 per share, of which 865 options were subsequently terminated by their terms;

•	in September 2018, we granted stock options to purchase an aggregate of 650 shares of our common stock at an exercise price of $875 per share, all of which were subsequently terminated by their terms;

•

in March 2019, we granted stock options to purchase an aggregate of 11,755 shares of our common stock at an exercise price of $960 per share, of which 1,885 options were subsequently terminated by their terms; and

•	in April 2020, we granted stock options to purchase an aggregate of 11,330 shares of our common stock at an exercise price of $100 per share.

Options to purchase an aggregate of 1,248.517 shares of our common stock were exercised at an exercise price of $250 per share in the three years preceding the filing of this registration statement. These option grants and subsequent exercises do not reflect the stock-split contemplated in connection with this offering.

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The issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon the consummation of this offering.

3.2*	Form of Amended and Restated Bylaws of the Company, to be effective upon the consummation of this offering.

4.1*	Specimen Common Stock Certificate of the Company.

4.2*	Form of Amended and Restated Shareholders Agreement, to be effective upon the consummation of this offering

4.3*	Form of Voting Agreement, to be effective upon the consummation of this offering

5.1*	Opinion of Latham & Watkins LLP.

10.1*	Amended and Restated Credit Agreement, dated October 21, 2016, by and among Jo-Ann Stores, LLC, Needle Holdings LLC and Bank of America, N.A.

10.1.1*	First Amendment to Amended and Restated Credit Agreement, dated November 25, 2020, by and among Jo-Ann Stores, LLC, Needle Holdings LLC and Bank of America, N.A.

10.2*	Credit Agreement, dated October 21, 2016, by and among Jo-Ann Stores, LLC, Needle Holdings LLC and Bank of America, N.A.

10.2.1*	Incremental Amendment No. 1, dated July 21, 2017, by and among Jo-Ann Stores, LLC, Needle Holdings LLC and Bank of America, N.A.

10.3*	Second Lien Term Credit Agreement, dated May 21, 2018, by and among Jo-Ann Stores, LLC, Needle Holdings LLC and Bank of America, N.A.

10.4*	Employment Agreement by and between the Company and Wade Miquelon

10.5*	Employment Agreement by and between the Company and Matt Susz

10.6*	2012 Equity Plan

10.7*	Form of Option Agreement

10.8*	Form of 2021 Equity Incentive Plan of the Company, to be effective upon the consummation of this offering.

10.9*	Form of Indemnification Agreement.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

Exhibit No.	Exhibit Description

21.1	List of subsidiaries of Jo-Ann Stores Holdings Inc.

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY JO-ANN STORES HOLDINGS INC.

PURSUANT TO 17 CFR 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hudson, Ohio, on this         day of                 , 2020.

JO-ANN STORES HOLDINGS INC.

By:
Name:	Matt Susz
Title:	Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Jo-Ann Stores Holdings Inc. hereby severally constitute and appoint Wade Miquelon and Matt Susz, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

Wade Miquelon	President, Chief Executive Officer and Director (principal executive officer)	, 2020

Matt Susz	Senior Vice President, Chief Financial Officer (principal financial and accounting officer)	, 2020

Darrell Webb	Director	, 2020

Jonathan Sokoloff	Director	, 2020

John Yoon	Director	, 2020

Lily Chang	Director	, 2020